EXHIBIT 99.1

GLENCAIRN GOLD CORPORATION

ANNUAL INFORMATION FORM

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

MARCH 31, 2007

6 Adelaide Street East, Suite 500

Toronto, Ontario M5C 1H6

GLENCAIRN GOLD CORPORATION

ANNUAL INFORMATION FORM FOR THE

FISCAL YEAR ENDED DECEMBER 31, 2006

TABLE OF CONTENTS

ITEM	DESCRIPTION	PAGE NO.

2.	TABLE OF CONTENTS	1
3.	CORPORATE STRUCTURE	4
4.	GENERAL DEVELOPMENT OF THE BUSINESS	5
5.	DESCRIPTION OF THE BUSINESS	15
6.	DIVIDENDS	61
7.	DESCRIPTION OF CAPITAL STRUCTURE	61
8	MARKET FOR SECURITIES	61
9.	DIRECTORS AND OFFICERS	62
10.	LEGAL PROCEEDINGS	67
11.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	68
12.	TRANSFER AGENTS AND REGISTRARS	68
13.	MATERIAL CONTRACTS	68
14.	INTERESTS OF EXPERTS	68
15.	ADDITIONAL INFORMATION	69

EXHIBIT 1 AUDIT COMMITTEE CHARTER

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual information form contains “forward-looking information” which may include, but is not limited to, statements with respect to the future financial or operating performance of the Company, its subsidiaries and its projects, the future price of gold, the expectation that the Libertad Mill Plan scoping and feasibility studies will be positive, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production timing and cost of the Libertad mill project and availability of financing and equipment for that mill project, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability, insurrection or war; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “General Development of the Business – Risks of the Business” in this annual information form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this annual information form and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

NON-GAAP PERFORMANCE MEASURES

“Total cash cost” figures and “cash operating cost” figures are calculated in accordance with standards developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented below may not be comparable to other similarly titled measures of other companies. Cash operating costs include mine site operating costs such as mining, processing and administration, but are exclusive of amortization, reclamation, capital, development and exploration costs. These costs are then divided by ounces sold to arrive at the cash operating cost per ounce. Total cash costs include cash operating costs, royalties and production taxes. Total cash costs are then divided by ounces sold to arrive at the total cash costs per ounce. These measures are considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. These data are furnished to provide additional information and is a non-GAAP measure. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of operating costs presented under GAAP.

CURRENCY EXCHANGE RATE INFORMATION

This annual information form contains references to both US dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in US dollars and Canadian dollars are referred to as “Canadian dollars” or “Cdn$”.

The high, low, average and closing exchange rates for Canadian dollars in terms of the US dollar for each of the last three years ended December 31, as quoted by the Bank of Canada, were as follows:

	Year ended December 31,
	2006	2005	2004
High	$1.17	$1.27	$1.40
Low	1.10	1.15	1.18
Average(1)	1.13	1.21	1.30
Closing	1.17	1.16	1.20

(1)	Calculated as an average of the daily noon rates for each period.

GOLD PRICES

The high, low, average and closing afternoon fixing gold prices in US dollars per troy ounce for each of the last three years ended December 31, as quoted on the London Bullion Market, were as follows:

	Year ended December 31,
	2006	2005	2004
High	$725	$537	$454
Low	525	411	375
Average	603	445	410
Closing	632	513	436

FINANCIAL INFORMATION

Financial information in this annual information form is presented in accordance with Canadian generally accepted accounting principles.

GLOSSARY OF MINERAL RESOURCE AND MINERAL RESERVE DEFINITIONS

The following is a glossary of terms used in this annual information form:

“mineral reserves”

A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes allowances for dilution and losses that may occur when the material is mined.

Proven mineral reserve: A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Probable mineral reserve: A probable mineral reserve is the economically mineable part of an indicated mineral resource, and in some circumstances a measured mineral resource, demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

“mineral resources”

A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

Measured mineral resources: A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Indicated mineral resources: An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and test information gathered through appropriate techniques from location such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred mineral resources: An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This section uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

GLENCAIRN GOLD CORPORATION

ITEM 3

CORPORATE STRUCTURE

Glencairn Gold Corporation (“Glencairn” or the “Company”) was incorporated under the Business Corporations Act (Ontario) by Articles of Incorporation dated April 22, 1987 under the name Glencairn Explorations Ltd. Glencairn changed its name to Glencairn Gold Corporation pursuant to articles of amendment dated September 30, 2002. Following approval at its 2005 Annual Meeting, the Company was continued under the Canada Business Corporations Act by Articles of Continuance dated June 8, 2005.

The Company’s head office and registered office is located at 6 Adelaide Street East, Suite 500, Toronto, Ontario, M5C 1H6.

The following chart illustrates the Company’s principal subsidiaries (the “Subsidiaries”), together with the jurisdiction of incorporation of each company and the percentage of voting securities held by the Company. All subsidiaries are wholly owned except where indicated otherwise.

Glencairn Gold Corporation (Canada)
Black Hawk Mining Inc. (Québec)
Glencairn Holdings Inc. (Cayman Islands)
Glencairn Investments Corp. (Cayman Islands)
Triton Mining Corporation (Ontario)
Glencairn Enterprises Ltd. (Cayman Islands)
Minera Glencairn S. A. (Nicaragua)
Central American Mine Holdings Limited (Belize)
RNC Panama Limited (Belize)
1069024 Ontario Limited (Ontario)
Metales Procesados MRW S.A. (Costa Rica)
60%
Desarrollo Minero de Nicaragua, S.A. (Nicaragua)
Minera Cerro Quema, S.A. (Panama)
10%
90%
Compañía Rio Minerales S.A. (Costa Rica)
Triton Mining (U.S.A.) LLC (Wyoming)
47.5%
Libertad Mine (Nicaragua)
Cerro Quema Project (Panama)
47.5%
Triton Minera S.A. (Nicaragua)
Bellavista Mine (Costa Rica)
Mestiza Project (Nicaragua)
Limon Mine (Nicaragua)

As used in this annual information form, except as otherwise required by the context, reference to the “Company” or “Glencairn” means Glencairn Gold Corporation and the Subsidiaries.

ITEM 4

GENERAL DEVELOPMENT OF THE BUSINESS

General

Glencairn is a gold mining company focused on developing mines in the Americas. Glencairn has three operations, the Bellavista gold mine (the “Bellavista Mine”) in Costa Rica, the Limon gold mine (the “Limon Mine”) in Nicaragua and the newly acquired Libertad gold mine (the “Libertad Mine”) also in Nicaragua. (See “Libertad Mill Project” on page 9 under “Risks of the Business” for a discussion of the current status and conventional mill plan for Libertad.) It also holds a 60% interest in the Cerro Quema advanced gold project (the “Cerro Quema Project”) in Panama and a 100% interest in the Mestiza advanced gold project (the “Mestiza Project”) in Nicaragua, located 70 kilometres east of the Limon Mine.

Three Year History

On October 17, 2003, Glencairn completed a business combination (the “Business Combination”) with Black Hawk Mining Inc. (“Black Hawk”). As a result of the Business Combination, Glencairn holds a 95% interest in the Limon Mine in Nicaragua. In connection with the Business Combination, the common shares of Glencairn were listed on the Toronto Stock Exchange (the “TSX”).

In January 2004, the Company commenced an aggressive exploration program designed to substantially increase the Company’s proven and probable mineral reserves, primarily focused on drilling on the Limon Mine and surrounding properties in Nicaragua.

On March 3, 2004, Glencairn completed an equity financing for net proceeds of $17.5 million. A syndicate of underwriters, led by Orion Securities Inc., and including BMO Nesbitt Burns Inc. and Desjardins Securities Inc. (the “Underwriters”), purchased 30 million units at a price of Cdn$0.85 per unit. Each unit was comprised of one common share and one-half of one common share purchase warrant (the “Units”). Each common share purchase warrant entitles the holder to purchase one common share at a price of Cdn$1.25 until November 26, 2008. The warrants commenced trading on the TSX on March 3, 2004 under the trading symbol “GGG.WT”. These warrants were issued under supplement to the Warrant Indenture created in November 2003 and have the same terms as the warrants issued in November 2003. On March 17, 2004, the Underwriters exercised the over-allotment option granted in connection with the equity financing in full and purchased an additional 4.5 million Units generating net proceeds of $2.7 million. The funds from this financing were used for construction of the Bellavista Mine.

On December 9, 2004, the Company closed a bought-deal equity financing for net proceeds of $7.5 million. A syndicate of underwriters, led by Orion Securities Inc., and including McFarlane Gordon Inc., RBC Dominion Securities Inc. and Desjardins Securities Inc, purchased 13.7 million units at a price of Cdn$0.73 per unit. Each unit is comprised of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at a price of Cdn$1.25 until November 26, 2008. These warrants were issued under a supplement to the Warrant Indenture created in November 2003 and have the same terms as the warrants issued in November 2003 and March 2004. The net proceeds of the financing were used to fund remaining capital expenditures at its Bellavista Mine, for exploration and for general working capital.

Construction at the Bellavista Mine commenced in December 2003 and mining operations began in March 2005. Stacking material on the leach pad commenced in April 2005 and the first gold bar was poured in late June 2005. The Bellavista Mine achieved commercial production during December 2005 with the mine producing 4,257 oz. gold during that month. The final operating permits for the Bellavista Mine were also obtained in December 2005.

The Company’s common shares began trading on the American Stock Exchange (the “AMEX”) on February 23, 2005, under the ticker symbol “GLE.”

On April 5, 2005, the Company completed the sale of its interest in the Vogel Property to Lake Shore Gold Corp. (“Lake Shore”) for Cdn$3 million in cash and 100,000 Lake Shore common shares. Lake Shore is obligated to pay a further cash payment to Glencairn of C$500,000 once 600,000 oz. of gold have been confirmed on the property.

On May 13, 2005, the Company entered into a loan agreement with RMB Australia Holdings Limited (“RMB Australia”) for a $6-million secured facility to fund additional exploration, construction and development at its Limon Mine in Nicaragua and Bellavista Mine in Costa Rica and for general working capital. The Company issued to RMB Australia 2,994,720 warrants which are listed on the TSX and are exercisable at Cdn$1.25 until November 26, 2008. The loan bears an interest rate of LIBOR plus 8%. Repayments commenced in March 2006 and the final $1,500,000 repayment is scheduled for June 2007.

In early November 2005, an illegal road blockade by a small group of employees at its Limon Mine in Nicaragua caused the Company to temporarily suspend operations. This blockade, and other intermittent blockades earlier in the year, undermined the Company’s efforts to contain costs at the mine and to put the operation on a solid, long-term footing. Following negotiations with various departments of the Nicaraguan government and the union, an unconditional agreement was reached that future disputes would be resolved according to the resolution mechanisms in the collective agreement between the Company and its unions and operations resumed on November 17, 2005. In December 2005, the Company reduced its workforce by 85 people, or approximately 18%, as part of an overall cost-reduction program at the mine. The termination of these employees was upheld by the Nicaraguan government and their severance has been paid.

In December 2005, the Company engaged Orion Securities Inc. as financial advisor to assist the Company in a review of all strategic alternatives in order to maximize shareholder value. Alternatives include, but are not limited to, raising capital, sale of assets, mergers or acquisitions. No proposal is currently being considered by the Board of Directors and there is no assurance that any transaction will result from this review.

On December 22, 2005, the Company closed an equity financing for gross proceeds of $6 million. A syndicate of agents, led by Orion Securities Inc., and including Dundee Securities Corporation, and Haywood Securities Inc, purchased 15.8 million units at a price of Cdn$0.38 per unit. Each unit is comprised of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at a price of Cdn$0.55 until December 22, 2006. 4,874,500 common shares were issued pursuant to these warrants prior to expiry. The Company also issued compensation warrants entitling a syndicate of agents led by Orion Securities Inc., and including Dundee Securities Corporation and Haywood Securities Inc., to purchase up to an additional 1.58 million units at the offering price until December 22, 2007. The net proceeds of the financing are being used to fund the final property payment on Bellavista, completion of the grinding mill at Bellavista and for general working capital purposes.

On February 14, 2006, the Company again temporarily suspended its operations at the Limon Mine due to another illegal blockade on the road between the mine and the mill site. The blockade was set up by a group of an estimated 17 current and former employees who were demanding that the company rehire a number of former employees who had been terminated in December, 2005. The Company appealed to various branches of the Government of Nicaragua and to union executives for help in finding a resolution to this situation. On March 7, 2006, operations resumed as negotiations continued. In total, operations were shutdown for 43 days in the first quarter of 2006.

The Company is continuing to seek a permanent solution to these disruptions; however, there can be no assurance that a permanent solution will be found and the Company will not have to suspend operations again. In January 2007, the Company again experienced road blockades and had to suspend operations at the Limon Mine for 3 days. The various branches of the Government of Nicaragua were very helpful in concluding a timely resolution of this latest disruption.

On July 6 2006, the Company completed the acquisition of the Libertad gold mine in Nicaragua and a 60% interest in the Cerro Quema advanced gold project in Panama from Yamana Gold Inc. (“Yamana”). Total consideration for the acquisition was 32 million Glencairn common shares. (See “Libertad Mill Project” on page 9 under “Risks of the Business” for a discussion of the current status and conventional mill plan for Libertad.)

Also on July 6 2006, the Company completed the private placement of 30 million subscription receipts for gross proceeds of Cdn$18 million. Upon completion of the financing, the subscription receipts were automatically exercised into 30 million common shares and 15 million common share purchase warrants. Each whole warrant is exercisable to acquire one common share at an exercise price of Cdn$0.80 until the earlier of July 6, 2008 and, at the option of Glencairn, the date that is 30 days following provision of notice to warrantholders from Glencairn that the closing price of its common shares on the Toronto Stock Exchange has been at least Cdn$1.20 for 30 consecutive trading days.

Yamana subscribed for 4.2 million subscription receipts for Cdn$2.5 million under the financing and following completion of the financing, beneficially owned 42,022,500 common shares of Glencairn, representing 17.9% of the issued and outstanding shares of Glencairn, and warrants to acquire an additional 2,100,000 common shares. The acquisition of Libertad and Cerro Quema brought a significant increase in Glencairn’s mineral resource base.

Following the acquisition, Glencairn initiated improvements in all aspects of the operation, which included accelerated stripping, upgrades to the crushing and screening circuit, and construction of permanent heap leach pads. Extensive metallurgical test work aimed at understanding and improving recoveries was also initiated. Despite these improvements and a significant reduction in cash operating costs, overall recoveries were insufficient for the mine to operate profitably as a heap leach operation. Gold recoveries during the third quarter of 2006 ranged between 41% and 45%. Subsequent metallurgical test work showed recoveries do not improve within practical crush sizes. However, metallurgical test work has indicated that grinding Libertad ore improves gold recoveries to between 90% and 96%. A 1,000-tonne bulk sample of Libertad ore was processed at Glencairn's Limon mill to test the bulk sample's amenability to a conventional milling and cyanidation circuit. Results of this test showed that gold recovery was approximately 90%.

On February 21, 2007, Glencairn announced its plan to expand gold production at the Libertad Mine in Nicaragua by converting the heap-leach mine to a conventional milling operation (the “Libertad Mill Plan”). Preliminary internal studies were undertaken in consultation with engineering firm AMEC Americas Limited (“AMEC”). Glencairn currently estimates that completion of the expansion will require approximately two years. Mining operations at Libertad will be suspended during this period commencing at the end of March 2007.

Glencairn subsequently engaged engineering consultant AMEC to undertake a scoping study and supervise additional metallurgical test work at SGS Lakefield. As part of the study, Glencairn processed a 4,500-tonne bulk sample at its Limon mill under the technical supervision of AMEC. This test confirmed 90.4% recovery rate. Work is continuing on the scoping study expected to be completed in the second quarter. Conditional on a positive scoping study, Glencairn plans to commission a feasibility study and, contingent on a successful outcome, Glencairn anticipates mill construction, tailings pond and commissioning should be completed in 2009.

As part of the feasibility study, Scott Wilson Roscoe Postle Associates Inc. (“Scott Wilson RPA”) will be preparing mineral reserves, incorporating the mill recovery rate and operating costs from the feasibility study, in accordance with National Instrument 43-101. In a technical report prepared by Scott Wilson RPA and filed on November 14, 2006 www.sedar.com (see “Description of the Business – Mineral Projects – Libertad Mine – Mineral Resources”), indicated mineral resources at Libertad, as of June 30, 2006, totalled 16,294,000 tonnes grading 1.52 grams per tonne gold for total contained gold of 794,000 ounces of gold. In addition, there is an inferred mineral resource of 4,248,000 tonnes grading 1.68 grams per tonne gold containing 230,000 ounces of gold. The study assumed a cut-off grade of 0.6 grams per tonne gold and a gold price of US$500 per ounce. (See “Description of Business – Mineral Projects – Libertad Mine – Mineral Resources.”)

The conversion to milling creates the potential to develop underground mining opportunities that were not available with a heap leach operation. In addition, there is an approximate 8-million-tonne, low-grade stockpile which, with a milling circuit, could potentially augment production. Investors are cautioned that the numbers above relating to recoveries are preliminary pending completion of the scoping study and feasibility report, and should not be relied upon.

At Cerro Quema, following acquisition in July 2006, Glencairn prepared an internal review of earlier feasibility work completed in November 2002 to reflect current costs of goods and services and believes that Cerro Quema has significant potential. In consultation with the 40% owner of the Project, Glencairn is examining various options to realize the value of the project.

In September 2006, Glencairn acquired a 100% interest in the Mestiza property in Nicaragua. The property is located 70 kilometres by road east of the Company's Limon Mine. The property represents a key block of ground covering approximately half the strike length of a 2.4-kilometre-long, gold-bearing structure known as the Tatiana Vein. The remainder of the Tatiana Vein is on the La India property already held by Glencairn. The Mestiza property is 200 hectares and now comprises part of the larger La India land package of 9,680 hectares. Along half its strike length, including the Mestiza portion, the Tatiana Vein hosts an inferred resource of 689,700 tonnes grading 10.3 grams per tonne gold containing 228,000 ounces of gold. The deposit is open in both directions, and at depth. Glencairn has agreed to pay the Mestiza property owners approximately $2.1 million over 42 months. There was also a 1.5% net smelter return royalty granted on gold production from the Mestiza property. Should the Company choose at any time not to pay any of the remaining installments, the property will revert back to the previous owners. The Tatiana Vein has potential to provide high grade feed to the Limon mill, with a target rate of 300-400 tonnes per day, adding potentially 20,000-35,000 additional ounces to the Limon Mine's annual output. The Company began a drilling program in late March 2007 with the goal of upgrading the mineral resources to mineral reserves. This will be followed by an internal feasibility study on the viability of mining and trucking the material to the Limon Mine. The mill at Limon Mine has sufficient capacity to process the additional ore that would be produced from the Mestiza Project. The Company has also agreed to issue 375,000 common shares in respect of the removal of liens against the property and consulting services.

In January 2007, Glencairn initiated a US$2.2 million exploration program at its Nicaraguan gold properties. The program will focus on the Limon Mine and the Mestiza Project as well as the Libertad Mine.

Acquisitions

On July 6, 2006, the Company completed the acquisition from Yamana of the Libertad Mine in Nicaragua, through the purchase of a 100% of the shares of Central American Mine Holdings Limited, which in turn holds all of the shares of Desarrollo Minero de Nicaragua, S. A. and a 60% interest in the Cerro Quema advanced gold project in Panama through its acquisition of 100% of the shares of RNC Panama Limited, holder of a 60% interest in Minera Cerro Quema, S.A (“MCQ”). Total consideration for the acquisition was 32 million Glencairn Common Shares. Mining operations at Libertad were suspended at the end of March 2007.

Risks of the Business

The operations of the Company are speculative due to the high-risk nature of its business, which is the acquisition, financing, exploration, development and operation of mining properties. These risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

Exploration, Development and Operating Risks

Mining operations generally involve a high degree of risk. Glencairn’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold, including unusual and unexpected geologic formations, seismic activity, rock bursts, ground failure, flooding and other conditions involved in the drilling, blasting and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although adequate precautions to minimize risk are taken, milling operations are subject to hazards such as equipment failure or failure of tailing impoundment dams that may result in environmental pollution and consequent liability.

The exploration for and development of mineral deposits involves significant risks that even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by Glencairn or any of its joint venture partners will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices that are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Glencairn not receiving an adequate return on invested capital.

There is no certainty that the expenditures made by Glencairn towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore. The Company’s ability to execute its planned exploration and development programs on a timely basis is dependent on a number of factors beyond the Company’s control including availability of drilling services, ground conditions, weather conditions and permitting.

Libertad Mill Plan

The recently announced Libertad Mill Plan, to convert the heap-leach mine to a conventional milling operation, is dependent on the announced scoping and feasibility studies being undertaken by AMEC being positive, favourable financing for the Libertad Mill Plan being available, required equipment being procured on a timely basis, required permitting being obtained in a timely manner and expected mill recovery rates being achieved. Work is continuing on the scoping study expected to be completed in the second quarter. Glencairn currently estimates that completion of the expansion will require approximately two years. Mining operations at Libertad will be suspended during this period commencing at the end of March 2007. There can be no assurance that the scoping and feasibility studies will be positive, that all of the requirements for the Libertad Mill Plan will be met and that mining operations at Libertad will resume.

Insurance and Uninsured Risks

Glencairn’s business is subject to a number of risks and hazards including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although Glencairn maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with a mining company’s operations. Glencairn may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Glencairn or to other companies in the mining industry on acceptable terms. Glencairn might also become subject to liability for pollution or other hazards that may not be insured against or that Glencairn may elect not to insure against because of premium costs or other reasons. Losses from these events may cause Glencairn to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Environmental Risks and Hazards

All phases of the Company’s operations are subject to environmental regulations in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that existing or future environmental regulation will not materially adversely affect the Company’s business, financial condition and results of operations. Environmental hazards may exist on the properties on which the Company holds interests. Previous or existing owners or operators may have caused environmental hazards on properties on which the Company holds interests.

Government approvals and permits are currently, or may in the future be, required in connection with the Company’s operations. To the extent such approvals are required and not obtained; the Company may be curtailed or prohibited from proceeding with planned exploration, development or operation of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations and parties that were engaged in mining operations in the past, including the Company, may be required to compensate those suffering loss or damage by reason of such mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or the more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs, reduction in levels of production at producing properties, or abandonment or delays in development of new mining properties.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition and results of operations.

Uncertainty in the Estimation of Mineral Reserves and Mineral Resources

The figures for mineral reserves and mineral resources contained in this annual information form are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that mineral reserves could be mined or processed profitably. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the mineral reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Fluctuation in gold prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. The volume and grade of mineral reserves mined and processed and the recovery rates may not be the same as currently anticipated. Any material reductions in estimates of mineral reserves and mineral resources, or of the Company’s ability to extract these mineral reserves, could have a material adverse effect on the Company’s operations, financial condition and results of operations.

All mineral resource and reserve estimates have been prepared in accordance with Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy (“CIM”) Classification System. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and mineral resource and reserve information may not be comparable to similar information concerning U.S. companies.

Need for Additional Reserves

Because mines have limited lives based on proven and probable mineral reserves, the Company must continually replace and expand its mineral reserves as its mines produce gold. The life-of-mine estimates included in this annual information form may not be correct. The Company’s ability to maintain or increase its annual production of gold will be dependent in significant part on its ability to bring new mines into production and to expand mineral reserves at existing mines.

Land Title

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral concessions may be disputed. Although the Company believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of its properties will not be challenged or impaired. Third parties may have valid claims underlying portions of the Company’s interests, including prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, the Company may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

In 2004, Glencairn’s subsidiary, Metales Procesados MRW S.A., was made a party to a legal proceeding, brought by an anti-mining special interest group in Costa Rica before the Constitutional Court of Costa Rica against three branches of the Government of Costa Rica, which alleged several deficiencies in the process followed by the Government in granting permits for the Bellavista Mine. The legal proceeding did not include a challenge to the exploitation concession under which Metales’ holds its mineral rights to the Bellavista Mine. In May 2005, the Constitutional Court of Costa Rica confirmed that the Company had complied in full with the permitting required to build and operate the Bellavista Mine.

Competition

The mining industry is intensely competitive in all of its phases and the Company competes with many companies possessing greater financial and technical resources. Competition in the precious metals mining industry is primarily for mineral rich properties that can be developed and produced economically; the technical expertise to find, develop, and operate such properties; the labour to operate the properties; and the capital for the purpose of funding such properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a global basis. Such competition may result in the Company being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties. Existing or future competition in the mining industry could materially adversely affect the Company’s prospects for mineral exploration and success in the future.

Additional Capital

The exploration and development of the Company’s properties, including continuing exploration and development projects, the construction of mining facilities and commencement of mining operations and the growth of the Company, may require substantial additional financing. Failure to obtain sufficient financing could result in a delay or indefinite postponement of exploration, development or production on any or all of the Company’s properties or even a loss of a property interest. An important, source of funds available to the Company is through the sale of equity capital, properties, royalty interests or the entering into of joint ventures. Additional financing may not be available when needed or if available, the terms of such financing might not be favourable to the Company and might involve substantial dilution to existing shareholders. Failure to raise capital when needed would have a material adverse effect on the Company’s business, financial condition and results of operations and ability to grow.

Commodity Prices

The profitability of the Company’s operations will be dependent upon the market price of mineral commodities, particularly gold. Mineral prices fluctuate widely and are affected by numerous factors beyond the control of the Company. The level of interest rates, the rate of inflation, the world supply of mineral commodities and the stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The price of mineral commodities has fluctuated widely in recent years and future price declines could cause commercial production to be impracticable, thereby having a material adverse effect on the Company’s business, financial condition and results of operations. Furthermore, reserve calculations and life-of-mine plans using significantly lower gold prices could result in material write-downs of the Company’s investment in mining properties and increased amortization, reclamation and closure charges.

In addition to adversely affecting the Company’s reserve estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

The profitability of the Company’s operations is also dependent on the costs of consumables used in its operations. Profitability will be impacted by the cost of such consumables including fuel, energy, steel, lime and other products used in the operations. During 2005, significant increases in the cost of these materials impacted profitability and further increases in the future may further impact profitability.

Government Regulation of the Mining Industry

The mining and mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances and other matters. Mining and exploration activities are also subject to various laws and regulations relating to the protection of the environment. Although the Company believes that its mining and exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that could limit or curtail production or development of the Company’s properties. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a material adverse effect on the Company’s business, financial condition and results of operations.

Foreign Operations

The Company’s activities are currently conducted in Nicaragua, Costa Rica and Panama, and as such, the Company’s operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, terrorism, hostage taking, military repression, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, uncertainty as to the outcome of any litigation in the foreign jurisdictions, uncertainty as to enforcement of local laws, renegotiation or nullification of existing concessions, licences, permits and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Changes, if any, in mining or investment policies or shifts in political attitude in Nicaragua or Costa Rica may adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

In 2002, the President of Costa Rica issued a presidential decree which put a moratorium on open-pit mining in Costa Rica. Although this moratorium applies to new projects, and not existing projects that have been approved, such as the Bellavista Mine, the decree is indicative that the government of Costa Rica has a negative view of open pit mining. While it is expected that the current administration will revoke this moratorium, there can be no assurance that this will occur.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with varied or other interests.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s business, financial condition and results of operations.

Income Taxes

The Company's current tax structure involves significant amounts of inter-company debt that generates interest expense and serves to reduce taxable income and therefore taxes in foreign jurisdictions.  While management does not believe that there is a significant risk to the Company's tax structure, there can be no assurance that taxation authorities will not seek to challenge the structure.

Labour and Employment Matters

Production at its mining operations is dependent upon the efforts of the Company’s employees and the Company’s relations with its unionized and non-unionized employees. In addition, relations between the Company and its employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in those jurisdictions in which the Company carries on business. Changes in such legislation or in the relationship between the Company and its employees may have a material adverse effect on the Company’s business, financial condition and results of operations.

In October 2002, approximately two-thirds of the unionized employees at the Limon Mine went on illegal strike. On February 11, 2003, the striking workers returned to work and a new collective bargaining agreement was signed resolving the labour disruption. The February 2003 collective bargaining agreement had a two-year term during which a modest wage re-assessment was agreed to in February 2004. A new two-year collective agreement was reached effective May 26, 2005.

In early November 2005, an illegal road blockade by a small group of employees at its Limon Mine in Nicaragua caused the Company to temporarily suspend operations. This blockade, and other intermittent blockades earlier in the year, undermined the Company’s efforts to contain costs at the mine and to put the operation on a solid, long-term footing. Following negotiations with various departments of the Nicaraguan government and the union, an unconditional agreement was reached that future disputes would be resolved according to the resolution mechanisms in the collective agreement between the Company and its unions and operations resumed on November 17, 2005. In December 2005, the Company reduced its workforce by 85 people, or approximately 18%, as part of an overall cost-reduction program at the mine. The termination of these employees was upheld by the Nicaraguan government and their severance has been paid.

On February 14, 2006, the Company again temporarily suspended its operations at the Limon Mine due to another illegal blockade on the road between the mine and the mill site. The blockade was set up by a group of an estimated 17 current and former employees who were demanding that the company rehire a number of former employees who had been terminated in December, 2005. The Company appealed to various branches of the Government of Nicaragua and to union executives for help in finding a resolution to this situation. On March 7, 2006, operations resumed as negotiations continued. In total, operations were shutdown for 43 days in the first quarter of 2006.

The Company is continuing to seek a permanent solution to these disruptions; however, there can be no assurance that a permanent solution will be found and the Company will not have to suspend operations again. In January 2007, the Company again experienced road blockades and had to suspend operations at the Limon Mine for 3 days. The various branches of the Government of Nicaragua were very helpful in concluding a timely resolution of this latest disruption.

Foreign Subsidiaries

The Company is a holding company that conducts operations through foreign subsidiaries, joint ventures and divisions and substantially all of its assets are held in such entities. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict the Company’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on the Company’s valuation and stock price.

Market Price of Common Shares

Glencairn common shares are listed on the TSX and AMEX. Securities of small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America, and global and market perceptions of the attractiveness of particular industries. The Company’s share price is also likely to be significantly affected by short-term changes in gold prices or in its financial condition or results of operations as reflected in its quarterly earnings reports. Other factors unrelated to the Company’s performance that may affect the price of Glencairn common shares include the following: the extent of analytical coverage available to investors concerning the Company’s business may be limited if investment banks with research capabilities do not continue to follow the Company’s securities; the lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of Glencairn common shares; and the size of the Company’s public float may limit the ability of some institutions to invest in the Company’s securities.

As a result of any of these factors, the market price of the common shares at any given point in time may not accurately reflect the Company’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Dividend Policy

No dividends on the common shares have been paid by the Company to date. The Company does not anticipate declaring or paying any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of the Company’s board of directors after taking into account many factors, including the Company’s earnings, capital requirements and financial conditions.

Dilution to Glencairn Common Shares

As of March 30, 2007, 241,111,698 Glencairn common shares were issued and outstanding and an additional 71,530,220 Glencairn common shares were issuable on exercise of warrants, options or other rights to purchase common shares at prices ranging from Cdn$0.23 to Cdn$1.25.

During the life of the warrants, options and other rights, the holders are given an opportunity to profit from a rise in the market price of the Glencairn common shares with a resulting dilution in the interest of the other shareholders. Glencairn’s ability to obtain additional financing during the period such rights are outstanding may be adversely affected and the existence of the rights may have an adverse effect on the price of the Glencairn common shares. The holders of the warrants, options and other rights may exercise such securities at a time when the Company would, in all likelihood, be able to obtain any needed capital by a new offering of securities on terms more favourable than those provided by the outstanding rights.

The increase in the number of Glencairn common shares in the market and the possibility of sales of such shares may have a depressive effect on the price of the common shares. In addition, as a result of such additional Glencairn common shares, the voting power of the Company’s existing shareholders will be substantially diluted.

Future Sales of Common Shares by Existing Shareholders

Sales of a large number of Glencairn common shares in the public markets, or the potential for such sales, could decrease the trading price of the Glencairn common shares and could impair the Company’s ability to raise capital through future sales of common shares.

Dependence upon Key Management Personnel and Executives

The Company is dependent upon a number of key management personnel. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Company. The Company’s ability to manage its exploration and development activities, and hence its success, will depend in large part on the efforts of these individuals. The Company faces competition for qualified personnel, and there can be no assurance that the Company will be able to attract and retain such personnel.

History of Losses

The Company has experienced operating losses during its last three fiscal years, amounting to $7,406,000 for the year ended December 31, 2006, $4,077,000 for the year ended December 31, 2005 and $8,594,000 for the year ended December 31, 2004. The Company’s ability to operate profitably in the future will depend on the success of its principal properties, its Libertad Mill Plan and on the price of gold. There can be no assurance that the Company will be profitable.

ITEM 5

DESCRIPTION OF THE BUSINESS

Overview

Glencairn is a gold mining company that operates the Bellavista Mine in Costa Rica and the Limon Mine in Nicaragua. Glencairn also owns the Libertad Mine in Nicaragua, acquired in July 2006, at which mining operations were suspended in March 2007 to permit the mine to be converted from a heap leach gold mine to conventional milling. (See “Libertad Mill Plan” under “Risks of the Business”.) The Company also owns exploration properties in Nicaragua.

Principal Product

Since October 2003, Glencairn is a producing gold company. There is a world-wide gold market into which the Company can sell its gold and, as a result, the Company will not be dependent on a particular purchaser with regard to the sale of the gold that it produces.

Competitive Conditions

The precious metal mineral exploration and mining business is a competitive business. The Company competes with numerous other companies and individuals in the search for and the acquisition of attractive precious metal mineral properties. The ability of the Company to acquire precious metal mineral properties in the future will depend not only on its ability to operate and develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for precious metal development or mineral exploration.

Environmental Protection Requirements

Glencairn’s properties are affected in varying degrees by government regulations relating, among other things, to the acquisition of land, pollution control and environmental protection, land reclamation, safety and production. Changes in any of these regulations or in the application of the existing regulation are beyond the control of the Company and may adversely affect its operations. Failure to comply with the conditions set out in any permit or failure to comply with the applicable statutes and regulations may result in orders to cease or curtail operations or to install additional equipment. Glencairn may be required to compensate those suffering loss or damage by reason of its activities. The effect of these regulations cannot be accurately predicted.

Employees

As at December 31, 2006, the Company had 13 full-time employees in Canada, 282 employees at the Libertad Mine with an additional 141 persons working for contractors at Libertad, 446 employees at the Limon Mine with an additional 71 persons working for contractors at Limon, 207 employees at the Bellavista Mine, with an additional 105 persons working for contractors at Bellavista and several contractors at Cerro Quema.

Glencairn Gold Corporation Mineral Reserves and Mineral Resources as at Dec. 31, 20061,2

Mineral Reserves	Gold price	Cut-off grade (g/t)	Tonnes	Gold Grade (g/t)	Contained Gold Ounces
Bellavista - proven	$550/oz	0.5	6,947,700	1.42	316,900
Bellavista - probable	$550/oz	0.5	920,100	1.64	48,600
Bellavista Total			7,867,800	1.44	365,500

Limon - proven, underground	$550/oz	3.8	83,400	5.71	15,300
Limon - probable, underground	$550/oz	3.8	1,041,200	5.28	176,600
Limon - probable, open pit	$550/oz	2.9	53,400	4.30	7,400
Limon Total			1,178,000	5.26	199,300

Cerro Quema (100%) - proven	$400/oz	see note 4	5,902,900	1.16	219,600
Cerro Quema (100%) - probable	$400/oz	see note 4	4,595,800	1.03	152,900
Cerro Quema Total			10,498,600	1.10	372,500

Total Proven & Probable					937,300

Measured and Indicated Mineral Resources (excludes Mineral Reserves, except for Cerro Quema which includes Mineral Reserves)1,2

Bellavista - Measured	0.5	7,005,000	1.19	268,000
Bellavista - Indicated	0.5	4,111,300	1.16	153,300
Bellavista Total		11,116,300	1.18	421,300

Libertad – Indicated (Jun. 30, 2006)(3)	0.6	16,294,000	1.52	794,000

Limon - Measured, underground	4.5	18,600	6.23	3,700
Limon - Indicated, underground	4.5	143,300	7.31	33,700
Limon - Indicated, open pit	2.0	49,900	3.48	2,600
Limon Total		185,100	6.72	40,000

Cerro Quema (100%) - Measured	0.3	8,611,500	1.01	278,400
Cerro Quema (100%) - Indicated	0.3	6,529,400	0.82	173,000
Cerro Quema Total		15,140,900	0.93	451,400

Total Measured and Indicated				1,706,700

Inferred Mineral Resources1,2

Bellavista		None to report
Libertad(3) (Jun. 30, 2006)	0.6	4,248,000	1.68	230,000
Limon - underground	4.5	854,900	6.88	189,200
Mestiza(5) – La India District	4.5	689,700	10.30	228,000
Cerro Quema (100%)	0.3	2,768,800	0.50	44,100

Total Inferred				691,300

La India Historical Estimates6

La India - Indicated	4.5	775,400	8.2	205,300
La India - Inferred	4.5	775,400	9.3	231,800

Note 1 - The mineral reserves and resources reported herein are based on the CIM Council Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on December 11, 2005 (“CIM Standards”). Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral Resources for Bellavista, and Limon are in addition to Mineral Reserves.

Note 2 - The mineral reserve and mineral resource estimates for the Bellavista and Limon mines set out in the above tables were prepared under the supervision of M. Gareau, P.Geo., and G. Speirs, P.Eng. Both are employees of the Company and the responsible Qualified Persons, in compliance with National Instrument 43-101. M. Gareau is Vice President of Exploration and G. Speirs is Chief Operating Officer.

Note 3 - The mineral resource estimates for Libertad set out in the above tables are as at June 30, 2006 and were prepared by P. Lacroix, P.Eng., under the auspices of Scott Wilson Roscoe Postle Associates Inc., (“Scott Wilson RPA”) an independent consultant. Peter Lacroix, P. Eng., is the Qualified Person within the meaning of National Instrument 43-101 responsible for the technical report and the reported Libertad mineral resources.

Note 4 - The mineral reserve and mineral resource estimates for Cerro Quema were prepared under the supervision of Denis Francoeur, P.Geo. the qualified person for RNC Gold Inc. (“RNC”), a prior owner of the 60% interest in Cerro Quema, Mr. Francoeur is the Qualified Person within the meaning of National Instrument 43-101 responsible for the reported Cerro Quema mineral reserves and resources. Internal cut off grades are 0.43 as to 6,752,986 tonnes grading 1.14g/t at La Pava Pit and 0.53 g/t as to 3,745,634 tonnes grading 1.05 g/t at La Quemita. Mining dilution was estimated by adding a 1.5-meter shell around the mineral reserves at a grade of 0.30 g/t Au. The 1.5 metres of external dilution amount to a 5.5% tonnage dilution. Reserves were calculated at a gold price of $400 using 80% gold recoveries. Cerro Quema mineral resources include mineral reserves.

Note 5 – The inferred mineral resource estimate for the Mestiza project was estimated by M. Gareau, P.Geo., Vice President of Exploration for the Company and the responsible Qualified Person, in compliance with National Instrument 43-101. The estimate is based on historical drill data.

Note 6 - The historical mineral resources for the La India concession set out in the above table were in part estimated by TVX Gold Inc. in 1997 for selected veins; mineral resources for the remaining veins are derived from a joint 1990 Russian-Nicaraguan study. Only the mineral resources from the Russian-Nicaraguan study that correspond to the equivalent CIM Standards, as defined in Note 1 above, of indicated mineral resources and inferred mineral resources are included in the mineral resources reported above; there were no corresponding measured mineral resources. The La India mineralized material is not treated as a current mineral resource estimate by the Company and is considered a historic estimate. The Company has not done the work necessary to verify the classification of the resource. While the Company believes that the historical resource is relevant, it should not be relied upon.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This section uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Mineral Projects

Bellavista Mine, Costa Rica

In 2006, the Bellavista Mine completed its first full year of production producing 37,282 ounces of gold. Commercial production at the Bellavista Mine was achieved in December 2005 with the mine producing 4,257 oz. of gold during that month. Construction at the Bellavista Mine commenced in December 2003 and mining operations began in March 2005. Stacking ore on the leach pad commenced in April 2005 and the first gold bar was poured in late June 2005.

In 2004, the Company decided to contract out mining operations, resulting in a significant reduction in the project’s capital cost but increased operating costs from the original feasibility estimates. Construction of a grinding mill began in May of 2006 and began operation in the fourth quarter of 2006. The grinding mill was required in order to ensure that acceptable recovery rates were achieved after mining moved into the fresh and transitional ore, as described below under “processing” on page 28.

An Economic Co-operation Agreement with the local county of Montes de Oro was signed in 2004. Under this agreement, the Company has contributed toward certain community projects, including construction of a pipeline from a freshwater spring located on Company land, purchase of a garbage truck, student scholarships and promotion of tourism. Glencairn also agreed to hire 80% of its workforce at Bellavista from residents of the county of Montes de Oro.

Glencairn plans to provide 2% of the consolidated gross revenue of its Costa Rican subsidiary, Metales Procesados M.R.W., S.A. (“Metales”) for the use of the local municipality and certain socio-economic development associations in the area. A portion of this funding is legislated under Costa Rican law and the balance will be a voluntary donation. A transfer pricing study has been completed and agreement reached with the authorities with respect to payments to be made.

In 2002, Glencairn purchased the Bellavista Property from Wheaton River Minerals Ltd. (“Wheaton River”) by acquiring all of the issued and outstanding shares of Wheaton River Holdings Inc. (“WHI”), a Cayman Islands incorporated company that indirectly owns all of the assets comprising the Bellavista Property. Following the acquisition, WHI changed its name to Glencairn Holdings Inc. (“GHI”).

In October 1997, Wheaton River had purchased a 100% ownership interest in the Bellavista property (the “Bellavista Property”) from Glamis Gold Ltd. (“Glamis”). Pursuant to the terms of the purchase agreement, a final Cdn$1,000,000 payment was due to Glamis upon the commencement of production (as defined in the agreement) at Bellavista. This payment was made in April 2006.

GHI’s only assets are loans to and shares of Glencairn Enterprises Ltd. (“Enterprises”), a Cayman Islands company. This shareholding consists of all of Enterprises’ common shares and its “A” and “B” shares. The “C” share of Enterprises is held by Carib Industries Inc. (“Carib”). Enterprises’ “A”, “B” and “C” shares were created for the purpose of paying a royalty to Carib. The Carib royalty is payable by way of dividends on the “C” shares. For further details of the Carib royalty, see “Royalties” below.

Enterprises’ only assets are advances to and its 100% shareholding of Metales Procesados M.R.W., S.A. (“Metales”), a Costa Rican company that was established as a “Free Zone” company pursuant to Costa Rican Free Zone laws. Metales was granted Free Zone status by the Costa Rican government in May 2001. Metales and its wholly-owned subsidiary Compañia Río Minerales S.A. (“Río Minerales”), a Costa Rican company, jointly hold the rights and obligations for the Bellavista mineral concessions and Metales holds the surface rights to the Bellavista Property. Under the Free Zone arrangements, Metales will purchase Rio Minerales’ interest in the Bellavista ore and will process the ore and sell the gold produced. The Free Zone Laws confer on Metales significant taxation and other benefits, including a 100% exemption from import duties, withholding taxes, and municipal taxes for ten years, a 100% exemption of income taxes for twelve years followed by a 50% exemption for the following six years.

Both Metales and Río Minerales handle permitting. One other wholly-owned subsidiary of Metales holds surface rights in the project area. Another subsidiary, which held 452.8 hectares in the Agua Buena area, not required for the Bellavista Mine, was sold in February 2006 for proceeds of $900,000.

Property Description and Location

The Bellavista Property is located 70 kilometres west northwest of the city of San Jose, the capital of Costa Rica. The Bellavista Property is comprised of one exploitation concession covering a contiguous area totalling 40 square kilometres. An application for an extension of the concession to cover a nearby area for exploration is pending. Glencairn subsidiaries own the surface rights to 28 land parcels totalling 627.3 hectares. The current holdings cover all of the land needed for the mining operations.

Royalties

There are two “net profits” type royalties applicable to the Bellavista Property, referred to as the Carib and Montezuma royalties.

The Carib royalty is payable to Carib and is paid by way of a dividend on the Enterprises “C” share. The amount of the dividend is determined by a complex mechanism involving varying percentage of the project’s net cash flow as defined in the agreement (“NCF”). The NCF percentage escalates based on the extent to which project expenditures have been paid back to the Company. The project expenditures include all pre-production and capital costs incurred from 1984, together with deemed compound interest on such expenditures. The expenditure base exceeded $118 million at December 31, 2005. The “C” share dividend payable prior to project expenditure payback to the Company is 7.22% of the NCF. Subsequent to expenditure payback, the percentage increases to 13.25% and after the Company has received twice the expenditure payback the percentage in 25.78%.

The Montezuma royalty is payable to Montezuma Gold Mines S.A. and calculated in a similar fashion to the Carib royalty, but is based on net cash flow as defined in this agreement. Like the Carib royalty, the Montezuma royalty is payable at the onset of production and the royalty rate escalates based on the stage of payback of project expenditures, including deemed interest. The expenditure base for the Montezuma royalty is the same as for the Carib royalty. The Montezuma royalty rate is 3% of the project’s net cash flow as defined in this agreement until the Company has received repayment of project expenditures and then increases to 5% and finally to 10% when twice the project expenditures have been repaid to the Company.

In December 2005 the Costa Rican Supreme Court upheld an arbitration award that required the Company to purchase the mineral rights on the Dobles property adjacent to the mine site at a cost of $944,000. Purchase of the mineral rights will extinguish the Dobles royalty that previously applied to the property. In 2006, the Company recorded an additional $44,000 in expenses in respect of this case. On January 30, 2007, the Court froze the bank account of Metales Procesados as security for the award. An amount of approximately $243,000 is in the account. The Company has applied to the Court to replace the lien on the accounts with security on certain of its properties. The Company intends to negotiate terms of payment on this case.

Permits

All mining and environmental activities in Costa Rica are regulated by the Ministry for the Environment and Energy (“MINAE”). Control is exercised through the Costa Rica Mining Code and its Regulations (the “Mining Code”), the Environmental Code of 1995 (Costa Rica) and the Forestry Law of 1996 (Costa Rica). The Direccion General de Geologia y Minas (“DMG”) was established to enforce the Mining Code.

As is the case with most other Latin American countries, below-surface rights are owned by the state. Surface rights are owned by individuals, allowing them the right of access and use of their land. Concessions to explore for and exploit subsurface resources are granted by the state according to the Mining Code. Exploitation concessions under the present law are granted for a period of 25 years (the Bellavista mine concession was acquired under the previous law, which granted such rights in perpetuity). All mining projects are required to prepare an environmental impact assessment (“EIA”) or environmental impact study (“EIS”).

In order to carry out construction and development, Metales and Río Minerales obtained various permits for or relating to construction and development of the Bellavista Mine. These construction permits included permits relating to zoning and health, forestry, public roads, stream diversion, the beneficiation plant, municipal business license, work and safety, transport of workers and cargo, use of explosives, transport, storage and use of dangerous goods and export of gold. Final design plans were approved by a Costa Rican engineer. In December 2005, the Company obtained the final operating permits and expects that any additional permits will be obtained as required.

Environmental Considerations and Permitting

Despite the negative political environment in Costa Rica towards open pit mining, the Company was successful in working with all government agencies to acquire all needed permits and approvals needed to construct the mining facilities and to operate the mine.

In 2002, the President of Costa Rica issued a presidential decree which put a moratorium on open-pit mining in Costa Rica. This moratorium applies to new projects, but not existing projects that have been approved, such as Bellavista. Subsequent to the decree, the Company had legal counsel review the decree to verify that it does not apply to Bellavista since the project had already been approved. In addition, the Company has received written confirmation from the Minister of Environment and Energy of Costa Rica, which states that the moratorium applies to new gold mining operations and that the government will respect all projects that have the legal right to operate, provided that those rights were granted prior to the execution of the decree. On August 20, 2002, the Constitutional Court ruled on a challenge to the Presidential decree. The court found that no fundamental rights had been violated by either the President or the Ministry for the Environment and Energy by the issuance of the decree, since the decree expressly established that existing rights would be respected. While the Company has the legal right to proceed with the Bellavista project, the decree showed that the previous government had a negative opinion of open pit mining. Indications are that the decree will be removed by the current administration.

In 2004, Metales was made a party to a legal proceeding, brought by an anti-mining special interest group in Costa Rica before the Constitutional Court of Costa Rica against three branches of the Government of Costa Rica that alleged several deficiencies in the process followed by the Government in granting permits for the Bellavista Mine. The legal proceeding did not include a challenge to the exploitation concession under which Metales’ holds its mineral rights to the Bellavista Mine. In May 2005, the Constitutional Court rejected the challenge and confirmed that the Company had complied with the permitting requirement to build and operate the Bellavista Mine. Various branches of government were requested by the Court to conduct ongoing studies and monitor the mine.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

A paved provincial road connects the Pan American Highway to the two kilometre gravelled Bellavista access road. By road, the mine site is 120 kilometres from San Jose, with a driving time of 2.5 hours.

Costa Rica is a tropical country with several distinct climate zones. Most regions have a distinct rainy season, locally called winter, that lasts from May to November and a dry season extending from December to April. Average annual rainfall at the Bellavista Property is about 2,815 millimetres. Due to the mountainous terrain, local topographic rainfall effects are pronounced. This effect is well illustrated by the fact that Puntarenas, located 20 kilometres away from the Bellavista Property on the Pacific coast, receives only about 1,600 millimetres of rainfall per year. Daytime temperature highs at the site normally reach 30° Celsius.

Bellavista is located in the canton of Montes de Oro, an administrative unit of the Province of Puntarenas. The town of Miramar, the administrative seat of Montes de Oro Canton, is located about two kilometres from the mine and has a population of 5,000. The nearest commercial centre to the mine is Puntarenas, situated approximately 20 kilometres to the southeast of the mine site. Retail banking, medical, educational and hospital facilities are available in this town, which has a population of approximately 20,000. The commercial port of Puerto Caldera is located approximately 22 kilometres south of the Bellavista Property on the Pacific coast.

The topography within the Bellavista area is quite rugged and elevations range from less than 100 metres above sea level in the southern Agua Buena area to over 1,000 metres above sea level in the northern part of the property. The average elevation in the immediate area around the Bellavista Mine is about 750 metres above sea level. The project area includes some densely vegetated areas with tropical scrub and altered primary, secondary and riparian forest. The current areas developed for mining, processing and supporting infrastructure, for the most part, had been cleared in the past for pastureland, exploration and mining.

History

Gold has been produced from the Bellavista and adjacent Montezuma deposit since the late 1800s. Production from underground mining operations prior to 1914 is believed to be 80,000 to 100,000 ounces of gold from gold-quartz veins, largely from the Montezuma deposit. Between World War I and the mid-1960s, there was only small-scale and intermittent mining activity carried out by local artesian miners.

Junior Canadian companies took over the property during the 1970s. In 1984, Midland Energy Corporation and Westlake Resources Inc. conducted exploration programs focused on the higher-grade veins, defining a low grade, large tonnage resource around the veins. In 1986, Rayrock Yellowknife Resources Inc. obtained the right to participate in the project and following a 1992 consolidation of interests, Minera Rayrock Inc. (“Rayrock”), a predecessor of Glamis, gained control of the property.

Rayrock conducted extensive work programs over a 12-year period. By 1986, a widespread lower grade resource centered on a higher grade quartz-gold system had been identified with the potential for a large tonnage gold resource that could be mined by low cost, open pit methods. During the period from 1984 to 1996, Rayrock spent more than $14 million on several large programs of drilling and exploration, bulk sampling, and metallurgical test work, as well as on various engineering studies. The most recent of Rayrock’s studies was a feasibility study for a combined open pit and underground gold and silver mine, which was completed by Fluor Daniel in March 1996. This report estimated the open pit mineral reserves, calculated using a 0.80 grams of gold per tonne cut-off, to be 10.74 million tonnes at a grade of 1.76 grams of gold per tonne. These mineral reserves were classified as probable.

The work performed by Fluor Daniel was based upon Rayrock’s intention to construct a grinding facility near the mine and to slurry the ground ore to a process facility located southeast of Miramar. The process scenario introduced significant capital costs, which made the investment decision difficult due to a marginal rate of return. The environmental impact assessment prepared at that time raised even further concerns about Rayrock’s proposal and was not approved by the local authorities. One of the reasons that it was not approved was that the marginal rate of return in light of perceived high-risk technical factors, such as the tailings slurry pipeline and tailings dam liner design.

Wheaton River purchased the project from Rayrock in 1997 and engaged Bikerman Engineering and Technology Associates, Inc. to carry out a pre-feasibility study based on an open-pit mine and heap leach gold recovery system. The pre-feasibility study was completed in April 1998. In April 1999, Wheaton River completed a feasibility study. This feasibility study was the main reference document for the Bellavista Technical Report. Wheaton River submitted an EMP in September 1999 based on its mining plan.

In October 2002, Glencairn purchased the Bellavista Property from Wheaton River.

Geological Setting

Regional Geology

The Bellavista Property is located within the Costa Rican Gold Belt, which lies on the western edge of the magmatic arc that was formed as a result of the continuing subduction of the oceanic Cocos Plate below the continental crust of the Caribbean Plate. Three principal geologic units are exposed in this region, all of which are of late Tertiary Age. The Aguacate Group (locally called the Tilaran Group) is the lowermost unit representing volcanism during the Miocene-Pliocene Epochs (six to ten million years ago) and consists of andesitic/basaltic volcanics and volcaniclastics, including lacustrine sediments. This unit hosts most of the gold and silver mineralization in the gold belt.

The Guacimal Intrusive Complex has intruded the volcanics of the Tilaran Group during the later stages of volcanic deposition and consists of numerous individual bodies of felsic to intermediate composition scattered along the northwest-southeast arc trend. The hydrothermal alteration of the Tilaran Group is attributed to the emplacement of the intrusives four million years ago.

The Monteverde Formation unconformably overlies the Aguacate Group/Guacimal Intrusive Complex representing further volcanism during the Pliocene-Pleistocene Epochs (two to four million years ago) and consists of andesitic volcanics, lahars, and other volcaniclastics.

A series of northwest-southeast trending faults comprise the major structural feature within the gold belt. These faults are parallel to the Middle American Trench and are associated with a series of discontinuous northeast trending fractures. At Bellavista, mineralization is associated with northeast trending fractures located along the northwest trending Liz fault zone.

Property Geology

In the Bellavista Property area, low sulphidation, epithermal gold mineralization occurs in veins and stockworks in fractured and/or faulted and propylitically altered volcanic rocks of the Tilaran Formation. The high rainfall and tropical weathering at Bellavista has resulted in the development of a thick weathered horizon of ten to 40 metres thick. Bedrock is masked and unweathered outcrops are confined to incised drainages.

In the deposit area, the Tilaran Formation is comprised of a lower unit, the Miramar Formation, consisting of andesite/basaltic flows and lesser tuffs; and an upper unit, the La Union Breccia, which consists of pyroclastic breccias. Most of the mineralization occurs in the La Union Breccia unit, which was more conducive to broad fracturing, allowing for the introduction of hydrothermal fluids.

Tectonic uplift and extension that occurred during the deposit of the Tilaran Group resulted in the structural preparation for igneous intrusion and hydrothermal activity. The emplacement of the Guacimal Intrusive Complex was responsible for a regional propylitic alteration and served to localize mineralizing solutions along fractured and/or faulted structural zones. No major intrusives occur in the project area other than as crosscutting dikes. Following the deposition of the Tilaran Group, but before the deposition of the Monteverde Formation, surface weathering resulted in the oxidation and degradation of the volcanic rock and the contained sulfides.

The Monteverde Formation was subsequently deposited on top of the weathered and eroded surface. The Monteverde consists of a lower, up to 80-metre thick, unconsolidated lahar unit containing interbedded lenses of alluvial material. The upper part of the formation is about 120 metres thick and comprises gray lava flows, volcanic breccias and tuffs. The Monteverde Formation is post mineralization and is unaltered. The lahar is poorly to moderately consolidated with intermittent groundwater flow (rainy season) near the base that could affect the stability of this unit; however, within incised valleys exposing Monteverde Lahar slope sides, no failures have been observed to date.

Following the Monteverde Formation deposit, further tectonic uplift accompanied by erosional down cutting has resulted in the current topographic exposure, accompanied by renewed weathering and oxidation of the exposed deposit. Tectonic activity continues to the present time with the area currently characterized by moderate to high seismicity.

The most prominent structural feature of the Bellavista gold deposit is the Liz fault zone, which strikes approximately due north and dips at an average of 82 degrees to the east, and is characterized by a broken and sheared zone ranging from five to 40 metres in width. The zone contains clay gouge and brecciated altered rock. Veins and pockets of quartz, calcite and local silicification are common. In the hanging wall volcanics on the east side of the fault, a series of east and northeast trending structural zones developed in response to ongoing displacement along the Liz fault.

Some rock stability concerns were identified during 2005 in the northeast wall of the newly established Bellavista open pit. Mapping, drilling and geotechnical studies during late 2005 and early 2006 have shown that the Monteverde Lahar appears to be stable and that the identified slope stability issues stemmed from a combination of localized fracturing, a soft sub-unit of the Tilaran Formation and groundwater flow in these areas. Incorporation of the slope angles recommended by the Company’s geotechnical consultant in the new March 2006 pit design appears to have improved the stability of the localized zones of weaker material in the northeast pit wall.

Deposit Types

Based on the characteristics of the mineralization, the Bellavista Property is considered to be a low sulphidation epithermal gold vein deposit. These deposits form on predominately felsic subaerial volcanic complexes in extensional and strike-slip structural regimes. Near-surface hydrothermal systems including surface hot springs and deeper hydrothermal fluid-flow zones are the sites of mineralization. Mineral deposition takes place as the fluids undergo cooling by fluid mixing, boiling and decompression.

Exploration

Exploration activities planned for 2007 will include an in-house technical review of some exploration ideas for the property. There was no exploration activity during 2006 and 2005. A small exploration program of mapping, prospecting and rock sampling was completed during 2004 at a cost of approximately $40,000 to obtain additional information on three areas identified as having exploration potential. The Bellavista property was in a pre-development stage up to late 2003 with no exploration activities from the late 1990’s.

The three areas with exploration potential are characterized by the presence of anomalous gold values in soils, the presence of gold-bearing quartz veins and historical underground mine workings. One of the areas, the old Montezuma Mine, is located close to and immediately south of the Bellavista deposit and has recorded production estimated at 100,000 ounces from 1897 to 1916 from quartz veins averaging 10-12 grams gold per tonne. A drill hole in the Montezuma area in the early 1990’s is reported by a previous operator to have intersected 12 grams gold per tonne over an 8 metre interval. The other two areas, La Trinidad and La Lucha are located 1.5 to 2.0 km northwest of the Bellavista deposit.

The inclusion of a grinding mill for the processing of “higher-grade” Bellavista “ore” provides an exploration opportunity to not only look for additional open-pit heap leach mineralization, but also to identify high-grade gold mineralization that could be mined underground and treated in the Bellavista recovery circuit.

Mineralization

Gold mineralization occurs along the Liz fault and the fractured and broken hanging wall volcanics east of the fault, where more prominent structural zones are characterized by quartz-adularia veining, between which occurs variable stockwork veining. The area of mineralization is approximately 850 metres by 300 metres.

Vein mineralization consists of minor pyrite (typically one to two percent), with traces of galena, sphalerite, chalcopyrite, and native copper hosted by quartz and adularia gangue with minor sericitization. Based on limited petrographic evaluation, gold has been found to occur as microscopic sized (one to 100 microns) electrum particles in the quartz and to a lesser extent has been associated with pyrite. Silver occurs in the electrum (typically 35% of the electrum) and as microscopic (ten to 50 microns) acanthite (a silver sulfide), with an average 2:1 gold to silver ratio in the deposit.

Alteration associated with the mineralization includes silicification, sericitization and propylitisation. The quartz is commonly banded, chalcedonic, locally drusy accompanied by adularia and calcite. The sericite occurs as narrow envelopes around the quartz veins. Propylitic alteration occurs as broad halos around the veins and stockworks.

Tropical weathering of the deposit has resulted in a thick weathered and oxidized horizon that is transitional downward into unweathered and unoxidized volcanic rocks. The oxidized zone of the deposit is characterized by iron and manganese oxides and is of variable thickness, typically ranging from 15 to 25 metres, but can extend significantly deeper where extensive fracturing of the rock has occurred. The unoxidized zone of the deposit is characterized by one to two percent sulfides, predominantly pyrite. There appears to be little, if any, gold grade differences between oxidized and unoxidized parts of the deposit. Because of the higher relief of the area and the accompanying erosion, weathered saprolitic clay accumulations at the surface in the immediate deposit area are typically limited to less than one metre. The water level in the deposit fluctuates greatly with the wet/dry seasons and in the deposit area the water level is reported to be below 700 metres elevation.

Drilling

Exploration of the Bellavista deposit includes extensive exploration drilling by Rayrock consisting of 221 RC holes and three core holes. Wheaton River drilled an additional twelve underground core holes in the northern extension of the deposit. Project drilling has been augmented by the results of the bulk sampling from two levels in the deposit, located at the 705- and 650-metre elevation. The following table summarizes the exploration drilling and sampling program.

Exploration Drill Hole Summary

Deposit	Number of Core Holes	Number of RC Holes	Total Number of Holes	Metres of Holes	Metres of Underground Samples	Total Metres Sampled
Rayrock Wheaton River	3 12	221 0	224 12	37,121 2,721	920 0	38,041 2,721
Total	15	221	236	39,842	920	40,762

Drilling of the Bellavista deposit was conducted with inclined holes to better test the steeply dipping mineralized zones. Drill holes were placed on northwest-southeast trending lines spaced 25 metres apart. Along the lines, the drill hole spacing ranged from 15 to 45 metres, for an overall average drill hole spacing of approximately 30 metres. The average drill hole spacing drops off with depth, and at the elevation of the ultimate pit bottom (approximately 600 metres elevation) there is an overall average spacing of approximately 40 metres. The drill hole spacing in the deposit was determined reasonable for establishing the degree of confidence necessary for defining mineral resources and mineral reserves.

Rayrock used a gyroscope to survey for directional deviation down the hole for 25 drill holes (11% of the drill holes). Based on these surveys, Rayrock found relatively similar deviation in the hole inclination between drill holes (one degree of dip per 50 slope metres of depth resulting in five to ten metres at total depth), with only minor azimuth deviations. Based on these results, all of the unsurveyed holes in the database were adjusted for dip deviation, but not azimuth deviation. While it was noted that the adjusted intercepts of some of the individual narrow mineralized structures may be off by a small amount, the overall effect on the more important broadly distributed stockwork mineralization is not likely to be a significant problem. A statistical check was run to test for anomalous down-hole deviations and found none in the database.

The Rayrock drilling (most of the exploration database) was conducted by Boyles Brothers of Salt Lake City, Utah, with a trac-mounted RC drill. Drill hole diameter was 114 millimetres (4.5 inches) and 133 millimetres (5.25 inches). It was reported that approximately 75 percent of the drilling was conducted under dry hole conditions, with the holes advanced using a down-the-hole hammer bit. The remaining approximately 25 percent of the drilling was conducted under wet-hole conditions (the ground was wet, sticky, or in the vicinity of underground workings), with the holes advanced using case rock bits. The on-site geologist recorded the lithology, alteration, and mineralization for each sample before it was sent to the on-site sample preparation facility.

In addition, Rayrock drilled three core holes and subsequently Wheaton River drilled another twelve underground core holes in the north extension of the property. Drilling was conducted to obtain HQ (64 millimetres) and NQ (48 millimetres) sized core. Geologic and geotechnical logging was completed by the on-site geologist.

Wheaton River conducted condemnation drilling in the planned waste rock dump and heap leach facility areas as a check to ensure that no mineralization was present in those areas that would be lost by the placement of these facilities. Rayrock drilled 17 condemnation holes with RC equipment with spacing of approximately 200 to 300 metres, and to a depth of up to 150 metres. No significant mineralization was found.

Sampling and Analysis

RC samples were collected at two-metre intervals yielding approximately 65 kilograms of sample. For the drilling conducted under dry hole conditions (75%), the sample was split to 5 kilograms on site using a Jones riffle splitter. For the drilling conducted under wet hole conditions (25%), a 10% sample split was taken using a wet splitter. In addition, a small reference sample was washed and glued to a canvas strip for geological logging. The strips are stored on site.

Generally core samples were collected at geologic intervals ranging between 0.06 and 3.04 metres in length but 845 were between 0.46 and 1.55 metres. One half of the sawn core was submitted to the on-site sample preparation facility, while the other half was retained for reference.

The Rayrock underground bulk samples were collected from materials excavated during the advancement of six drifts and three raises on Level 1 (704 to 712 metre elevation). All assays from these workings were entered into the drill hole database as pseudo drill holes. Blasted material from each 1.75 metre round of advance of a 1.35-metre wide by 2.0-metre high drift or raise was collected (6 to 10 tonnes) and transported to the surface for sample reduction.

Wheaton River’s underground bulk samples were collected from the drifts and raises advanced by Rayrock approximately ten years earlier. The sample program was conducted to provide sufficient representative material to enable metallurgical test work to be completed, but was not used in the sample database for resource estimation.

Feasibility study work relied on Rayrock’s bulk density measurements made on 21 bulk samples taken from the surface (ten) and underground (eleven) locations. Surface bulk density samples were excavated from trenches and ranged from two to six tonnes. Underground samples were collected during the advancement of a single heading and ranged from 2.5 to 10 tonnes. The volume of the trench or working was surveyed. The bulk density was then determined from the sample weight and volume, with moisture factor determined by drying 25 kilograms of the material. Because of the large size of these samples, the results are considered more representative of the rock bulk (rock mass and fracture space) in the area from which the samples were taken.

Following the feasibility study, Wheaton River conducted some limited additional testing of the bulk density using samples from drill hole core and underground levels. The Wheaton River samples were sent to McClelland Laboratories in Sparks, Nevada to provide some corroboration of the earlier feasibility bulk density results.

Security of Samples

Check assay programs have been in place since Rayrock began work on the property in 1986. The feasibility study reports that a total of 1,924 check assays have been made, representing approximately 8% of the sample database.

Rayrock conducted a variety of assay checks as part of a quality analysis/quality control program to verify that the sample collection, preparation, and assaying procedures were accurate and precise. Between 1986 and 1990, check assays covered samples from 144 RC holes and 926 metres of underground bulk sampling. The 1994-1995 check program included 76 RC holes.

Check samples from duplicate splits and coarse rejects were reported to have compared well with the original assay results, with approximately 8% of the samples (mostly higher grade samples greater than three grams of gold per tonne) showing some variability that may be attributed to a nugget effect from coarser gold particles. Nineteen of the more variable results were replaced by the check assay values, which typically were less than 50% of the original assay value. Checks to determine if assay precision varied between lower grade (one gram of gold per tonne), medium grade (two grams of gold per tonne) and higher grade (three grams of gold per tonne) were reported to be satisfactory. Blank samples to determine if any contamination occurred at the on-site sample preparation facility reportedly showed no contamination. Investigative analysis was done to determine if the reproducibility of different sample and assay weights resulted in significant variability; the results reported show that the sampling and assaying weights used provided acceptable results.

As part of its due diligence process for the Bellavista Property acquisition, Wheaton River ran check assays on 56 RC holes using a new split from the coarse rejects. The results compared well and from this Wheaton River concluded that the RC drilling by Rayrock had yielded accurate and precise results. For the 1998 drilling program a series of blanks and standards were inserted into the sample stream. Only one unexpected result was returned. An additional 95 checks were carried out on RC samples with 5.3% showing high variability.

Snowden Mining Industry Consultants Inc. (“Snowden”), as part of their resource evaluation, collected samples from all data sources (RC, core and underground bulk sample material). Snowden conducted strict chain of custody procedures to deliver the check sample material to Bondar-Clegg Laboratories in Vancouver, British Columbia. The results confirmed the presence of gold mineralization at the levels previously reported, but indicated a high degree of variability in higher grade samples (greater than three grams of gold per tonne) as a result of a coarse gold nugget effect.

The possibility of down-hole contamination resulting from gold particles below high-grade intercepts and/or underground workings, which can be amplified under wet drilling conditions, was examined by Pincock, Allen & Holt Ltd. as part of the audit for their 2002 Technical Report. An in-house statistical program was used on the Bellavista drill sample data. This program operated by selecting all assay intervals that are above a three grams of gold per tonne cut-off grade and then evaluated the assay intervals above and below the selected interval to determine if there is a statistical balance of grade values (tailing effect). The results did not find significant evidence of systematic downhole contamination that would significantly affect the resource modelling results.

After reviewing the existing quality control and quality assurance studies completed on the Bellavista property, M. Gareau concluded that an adequate amount of checking has been conducted and that the results are representative of the mineralization in the deposit. M. Gareau is of the opinion that Wheaton River’s sampling and assaying procedures were carried out according to accepted industry standards, using accepted practices.

Mineral Resources and Mineral Reserves

The following tables summarize mineral reserves and mineral resources at the Bellavista Mine as at December 31, 2006.

Proven and Probable Mineral Reserves (1)(2)

	Tonnes	Gold Grade (g/t)	Contained Ounces

Proven	6,947,700	1.42	316,900
Probable	920,100	1.64	48,600
Total	7,867,800	1.44	365,500

Measured, and Indicated Mineral Resources (1)(2)(3)

(Excludes Mineral Reserves)

	Tonnes	Gold Grade (g/t)	Contained Ounces

Measured	7,005,000	1.19	268,000
Indicated	4,111,300	1.16	153,300
Total	11,116,300	1.18	421,300

(1)

The mineral reserves and resources for the Bellavista Mine set out in the above tables were prepared under the supervision of M. Gareau P. Geo., Vice President of Exploration, and G. Speirs, P.Eng., Chief Operating Officer, both employees of the Company and the responsible Qualified Persons in compliance with the National Instrument 43-101. The mineral reserves and resources are classified in accordance with the CIM Council Standards adopted on August 20, 2000 in compliance with National Instrument 43-101.

(2)	The mineral reserves and resources were estimated using a cut-off grade of 0.50 grams of gold per tonne and a gold price of $550 per ounce.
(3)	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The Bellavista mineral reserves and mineral resources reported as at December 31, 2006 are based on the original mineral resource block model prepared and estimated as part of the feasibility study. There have been no changes to the underlying geologic model and database that included all drilling and bulk sampling data used for purposes of the mineral resource and reserve estimates. The topography and pit surfaces used to report the mineral reserves and mineral resources were provided by the Bellavista technical staff and updated to reflect actual surfaces as of December 31, 2006.

The December 2006 mineral reserves are based on a final smoothed pit design completed in early 2006 by Bellavista technical personnel with some external assistance on computer software usage. It should be noted that the reported mineral reserves are at an internal cut-off grade (0.50 grams of gold per tonne) that is slightly lower than calculated from the design parameters (0.57 grams of gold per tonne).

The measured and indicated mineral resources reported are in addition to the mineral reserves (e.g. do not include the mineral reserves) and are located external to the designed pit that contains the mineral reserves.

Mining Operations

Mining

The first year of full mine production was 2006. Initial pit development started in March 2005 with the first ore being placed on the leach pad in April 2005.

The Bellavista gold deposit is being mined as an open pit with a life-of-mine strip ratio of 1.30 to 1 (waste tonnes to ore tonnes); because of the advanced waste stripping completed in 2006 the strip ratio for the remaining mineral reserves has decreased to 1.20 to 1. The Company uses a mining contractor for the development and mining of the open pit, including blasting. The contractor uses a mobile mining fleet and supplies all equipment operators and shift supervisors. All decisions and day to day supervision of mine design, grade control and selection of ore and waste are in the hands of the Company’s technical services group.

Processing

The ore processing techniques selected for this project are considered standard for the industry and are typical of heap leach projects that utilize crushing, grinding/pulp-agglomeration, carbon adsorption/desorption, and electrowinning methods. The design criteria have been properly developed based on results of metallurgical testing and facilities of similar size and nature. The gold ore at Bellavista is separated into three main classifications: oxide, fresh low-grade and fresh high-grade. Mining and processing of the oxide ore was completed during 2006; the available oxide ore within the pit has been exhausted. All of the remaining mineral reserves consist of low-grade and high-grade material comprised of fresh (un-oxidized) and some transitional (mixed oxide and fresh) ores.

The processing plans for the fresh and transitional ores are to crush the low-grade ore (less than 1.6 grams of gold per tonne) to 80% passing minus 9.53mm (3/8”), and blend/agglomerate it with cement and the high-grade ore (more than 1.6 grams of gold per tonne) that has been crushed and ground to minus 65-mesh. The present blend is 84% low grade and 16% high grade and which is slightly lower than the expected weight ratio of low-grade to high-grade ores of 80% and 20%. With operating experience and improvements to the mill circuit it is expected the low grade ore will be processed at a rate of 4,545 (80%) tonnes per day and the high-grade ore will be processed at a rate of 1200 tonnes per day for a total of 5,745 tonnes per day for 282 days per year. The agglomerated ores are conveyed to the leach pad via an overland conveyor and stacked up to five metres high on the leach pad using portable grasshopper conveyors and a radial stacker. It is hoped that this blend can be re-adjusted to 65% and 35% respectively, as originally planned, to ensure better recoveries. The weight ratio of the blend has been determined by the maximum amount of ground ore that can be added to dry-crushed material to obtain satisfactory mixtures for proper agglomerate moisture, agglomerate stability, and long-term heap stability. The ratio will also dictate the actual milling cut-off grade that will be achieved on a day-to-day basis, which can change slightly due to crushed-ore moisture content and agglomerate conditions.

Gold and silver are leached from the stacked ores using cyanide solutions generally for a period of 120 to 145 days. The solutions are applied to the surface of the heap with drip and spray emitters, passed through the stacked ore, collected in lined-ponds, and then passed through carbon columns to adsorb the precious metals from the leach solution. Loaded carbon is periodically removed from the columns and stripped of precious metals using a strong caustic/cyanide solution. The metals are then recovered from the strip solution in electrowinning cells. The precious metal sludge collected in the cells is then smelted in a furnace and poured into doré buttons that are shipped off-site for refining. Due to the high rainfall during the wet season, a cyanide neutralization system is used to treat excess solutions prior to discharge to the environment.

Production

Commercial production at the Bellavista Mine was achieved in December 2005 with the mine producing 4,257 oz. gold during that month. Construction at the Bellavista Mine commenced in December 2003 and mining operations began in March 2005. Leaching operations commenced in April, 2005 and the first gold bar was poured in late June 2005.

Glencairn reported gold production of 37,282 ounces during 2006, approximately 37.9% short of projections. The lower than planned production in 2006 was largely the result of mechanical problems in the secondary crusher that impacted production in the first six months, lower than expected recovery rates and delay in commissioning of the grinding mill.

Production from the Bellavista Mine for 2006 and 2005 is as follows:

	2006	2005(1)
Tonnes mined	1,500,807	164,932
Grade (g/t)	1.6	1.6
Production (ounces)	37,282	9,875
Recovery (%)	51.3%	N/A

(1) Commercial production commenced in December 2005.

The Company expects average annual production of approximately 45,000 ounces over the life of the Bellavista Mine which is currently estimated to produce until 2012.

Operating Costs

Production ramped up during 2006 averaging 3,250 ounces per month. Gold sales were 38,830 ounces in 2006 at a cash operating cost of $316 per ounce and a total cash cost of $328 per ounce. While cash operating costs are expected to decline in 2006 when full production is achieved, they will be higher than the 1999 feasibility study projections given the costs of contract mining and increased cost of consumables such as fuel and electricity.

Gold sales in 2007 are expected to be approximately 43,000 ounces at a cash operating cost of $458 per ounce and a total cash cost of $470 per ounce. While cash operating costs are expected to decline in 2007 when recoveries improve and production increases with the full operation of the grinding mill, they will continue to be higher than the 1999 feasibility study projections given the costs of contract mining and increased cost of consumables such as fuel and electricity.

Capital Costs

An additional $2,500,000 of capital is expected to be incurred in 2007 including $1,550,000 for leach pad expansion. In 2006, Cdn$1,000,000 was paid to Glamis upon commencement of production (as defined in the agreement).

Exploration and Development

Based on internal recommendations, the Company may undertake exploration drill testing of the historical Montezuma vein mine area in 2008.

Construction of the grinding mill was completed in the third quarter of 2006 and was operational in the fourth quarter. This grinding mill was required to ensure that acceptable recovery rates are achieved as mining moved into the fresh and transitional ore as described above.

Libertad Mine, Nicaragua

Glencairn holds an indirect 100% interest in Desarrollo Minero de Nicaragua (“Desminic”) which owns and operates the Libertad gold mine concession and owns the Buena Ventura I, an early-stage mineral exploration concession.

Property Description and Location

Location, Title & Permits

The Libertad Mine also known as Cerro Mojón or Mojón, is located approximately 110 km due east of Managua, the capital city of Nicaragua and 32 km northeast of Juigalpa. The property is situated near the town of La Libertad in the La Libertad-Santo Domingo Region of the Department of Chontales in Central Nicaragua. Glencairn, indirectly through its wholly owned subsidiary, Desminic, holds one exploitation concession (The Libertad Exploitation Concession) covering 10,950 ha, granted in August 31, 1994 for the term of 40 years pursuant to Ministerial Decree No. 032-RN-MC/94. This concession was granted and is regulated under the old, pre-2001 mining law. The principal obligations under the Ministerial Accord include the payment annually of surface taxes (a cost of US$87,600 in 2006), and a net 3.0% royalty on gross production revenues. Desminic also has one exploration concession, called La Buena Ventura I (2,350 ha), granted in July 2002 for a period of 25 years pursuant to Ministerial Decree No. 200-RN-MC/2002. Annual fee payments escalate from US$0.25 per hectare to US$8.00 per hectare over the first 10 years, and are US$12.00 per hectare thereafter. Annual fees for 2006 were approximately US$5,300. The exploitation and exploration concessions form one contiguous block.

Royalties

A royalty interest was granted to a corporation formed by the Libertad workers (IMISA). The Royalty Contract dated September 25, 1996 (Public Deed No. 23) grants a royalty on Net Smelter Returns equal to 2.0% of the total production of gold and silver from the Libertad Exploitation Concession to IMISA.

Access, Climate, Local Resources, Infrastructure and Physiography

Access

Access to the property is by paved road from Managua to Juigalpa (138 km), the capital city of the Department of Chontales. From Juigalpa, an unsurfaced road leads northeast for 32 km to the town of La Libertad. Access to the mine site is along a five kilometre, secondary unsurfaced road that originates at the entrance to the town of La Libertad. Driving time from Managua to the project is between 2.5 to 3.0 hours.

Climate

The most salient climatic characteristic of the region is a pronounced wet and dry season. The wet season occurs in May through to November, with the highest precipitation occurring usually in September and October. Average monthly rainfall during these months is approximately 270 mm. The driest months are generally in February and March, with average monthly rainfalls of approximately 23 mm. According to government statistical records, the Department of Chontales has an average annual rainfall of 1,695 mm. At the Libertad weather station, the average annual precipitation recorded over a 16-year period (1972 to 1987) was 1,687 mm. Temperature variation in Nicaragua is mainly a function of altitude. Nationally, temperature varies between 21°C in the upper parts of the central mountain ranges to 29°C in the Pacific coastal regions. Average temperatures recorded in Chontales region range from 24°C in December to 27°C in May. The average daily temperature is fairly constant at 25°C during the rest of the year. Statistical records indicate an annual average rate of evaporation of approximately 2,050 mm, higher than the average annual precipitation of approximately 1,695 mm. The highest monthly evaporation rates of approximately 235 mm coincide with the driest and hottest months (March and April).

Local Resources

Most of the non-professional staff at Libertad comes from the surrounding towns in the area. The town of La Libertad, some five kilometres by an unsurfaced secondary road, has a local population just over 2,000. Several other small towns are located within close proximity of the mine. The area has a long history of mining and ranching, and a local labour force skilled in small-scale mining is available. Many of the higher-skilled jobs, such as supervisory and professional designations, are filled by expatriates. Most machinery and equipment required at the mine is imported. The transportation network is well established.

Infrastructure

Until suspension of mining operations at the end of March 2007, the Libertad Mine was an active mining operation. The mine and process facilities operate year round. Road access to the mine provides for overland movement of all required supplies and materials. The mine generates its own electrical power using four on-site diesel generators and has a distribution system, both of which are adequate for current operating needs. The mine uses a local water supply.

Currently, open pit mining of both ore and waste is undertaken by an independent mining contractor using the contractor’s equipment fleet. Drilling and blasting for mining is handled directly by Libertad. There is a crushing plant, a heap leach pad, and an ADR plant on site and all are currently in operation. The mine operation maintains a local road system to service the operations needs.

Glencairn, as the new owner, is in the process of reviewing all aspects of the operation with the objective of improving the operation wherever it can.

Current infrastructure includes:

•      A 3,000 tpd heap leach operation including a crushing and stacking system, pads, ponds, an ADR (adsorption, desorption, recovery) plant, warehouses, dry facilities, and administration buildings;

•      Facilities providing basic infrastructure to the mine, including electric power generation, heat, water treatment and supply, and sewage treatment;

•	Mining infrastructure including roadways, ramps, maintenance shops, and mobile equipment fleet; and
•	Access by gravel roads to the town of La Libertad and Juigalpa.

Physiography

The area is characterized by hilly terrain ranging in elevation from 400 m to 835 m above sea level. Many of the old workings in the region are located on hills and ridges. Gold mineralization is associated with quartz veins that support these topographic highs. Cerro El Chamarro, located five kilometres northeast of the town of La Libertad, is the highest point on the concession at 835.2 m above sea level.

Libertad is situated in the western end of the exploitation concession, approximately four kilometres northwest of the town of La Libertad. The vein outcrops along the Cerro Mojón ridge. It is the highest point in the immediate area at approximately 630 m above sea level. The surrounding topography is characterized by gently sloping terrain, reaching a low of approximately 500 m above sea level. Vegetative cover is primarily second growth shrubs, small trees, and grasses.

History

Other than a suspension of operations during 2000 and part of 2001, mining activities for the current heap leach operation have been ongoing since 1997.

Since the last century, large companies, small local ventures, and individual miners have developed mines in the La Libertad-Santo Domingo area.

Larger scale mining operations at Libertad started in the middle of the last century at the San Juan and Babilonia areas. From 1900 to 1935, British companies extracted mineral resources from the Santa Elena, Crimea, Santa Mariá, San Juan, Tres Amigos, Zopilote, and Azul areas. Approximately 200,000 tonnes of ore, with an average grade of 15 g/t gold, was mined during this time. The ore was processed at a rate of 20 tpd to 40 tpd using a stamp mill. Gold was recovered by mercury amalgamation techniques. Large scale mining operations in the Santo Domingo area first began in 1862 at the El Jabalí Mine and continued until the mid 1970s. Important mines developed during this period include El Jabalí, Monte Carmelo, and La Tranca. Larger scale mining operations have not existed in the Santo Domingo area for the last 20 years, but small miner activity and arrastra (small primitive mills) operations have continued.

From 1943 to 1945, the Neptune Mining Company conducted geological exploration in the Santa Elena and Santa Mariá areas. No mining took place. From 1956 to 1979, an American company, Lemans Resource, mined the Santa Elena-Crimea deposit. The ore was processed in a mill at a rate of 40 stpd. Gold was recovered through flotation and cyanidation of the concentrate.

In November 1979, the Sandinista government nullified all mining concessions issued by the previous administration and nationalized all mining companies operating in the country. Large-scale mining operations in the area were suspended in November 1979 until the mining industry was nationalized in 1981. In 1982, mining of the Santa Elena deposit resumed under Instituto Nicaragüense de la Minería (“INMINE”). From 1984 to 1989, a crushing and grinding facility was installed and the capacity of the mill increased from 40 stpd to 120 stpd, using the same flotation/cyanidation technology for gold recovery. Tailings were being dumped directly into the Río El Tigre until a tailings dam was constructed northeast of the mill in 1988. Mining operations at Santa Elena were suspended in 1991 and the San Juan vein became the main source of ore. Throughout the 1980s, the Sandinista government sought assistance for the mining sector in both Western and Eastern Europe. The United Kingdom, the Soviet Union, Sweden, and Bulgaria all provided institutional support to the Nicaraguan mining industry.

In 1991, the Chamorro Administration began its efforts to privatize Nicaraguan mining enterprises as part of an overall plan for economic stabilization and structural reform. It was hoped that foreign investment would boost mining production and provide employment and stability in regions dependent on mining. The Chamorro Administration agreed to privatize 25 percent of the national mineral resources to the Nicaraguan mine workers. This resulted in the formation of Inversiones Mineras S.A. (IMISA), a profit-oriented company privately held by the Nicaraguan mine workers. Technical and administrative assistance for IMISA is contracted from former INMINE officials. The remaining interest in select facilities was put out to international tender.

On April 11, 1994, a Presidential Decree was issued authorizing the privatization of the Libertad mining assets. Effective August 26, 1994, an agreement between Greenstone de Nicaragua S.A. (“Grenica”), a wholly owned subsidiary of Greenstone Resources Canada Ltd., and Inversiones Mineras S.A. (IMISA), a company owned by the members of the mine workers’ union, resulted in the formation of a new company called Minera Nicaraguense S.A. (“MINISA”). In September 1996, Grenica acquired the remaining 25% minority interest from IMISA through the acquisition of all the shares of MINISA held by IMISA. The purchase price consisted of a cash payment of US$13,125,000, directed by IMISA to be paid to its individual shareholders; a cash payment of approximately US$350,000 in satisfaction of existing obligations to IMISA in connection with GRENICA’s and IMISA’s shareholdings in MINISA; and a 2% net smelter royalty in favour of IMISA on future production from areas within the Libertad mining area.

GRENICA suffered financial difficulties, and Leslie Coe, an individual investor, acquired MINISA by repaying GRENICA's debt to vendors. The name of the new company was Desminic. In February 2001, Leslie Coe sold 50 percent of DESMINIC to RNC Resources Limited and 40 percent to Auric Resources Corp. Leslie Coe retained a 10 percent interest in Desminic. In early 2001, Desminic rehabilitated the heap leach operation at Libertad. Operations since then have been mostly continuous, with some temporary shutdowns reported as being for maintenance purposes. Mine production has been largely from a series of pits along the main Mojón-Crimea structure. During the past year, there has been significant production also from the Esmeralda structure located parallel to and immediately south of the Mojón pits.

In December 2003, RNC Gold Inc. became the owner of Desminic. Yamana purchased a 100% interest in Desminic from RNC Gold Inc. in early 2006 and Glencairn acquired it from Yamana, effective July 6, 2006.

Geological Setting

The Libertad mining district covers an area of approximately 150 square kilometres, and lies within a broad belt of Tertiary volcanic rocks that have been differentiated into two major units called the Matagalpa and the Coyol Groups. Oligocene to Miocene in age, the Matagalpa Group is the oldest unit and consists of intermediate to felsic pyroclastic rocks. Unconformably overlying the Matagalpa Group are Miocene-aged mafic lavas of the Lower Coyol unit. The rocks of the Lower Coyol unit host the gold-bearing quartz veins in the Libertad district.

Pliocene-aged mafic lavas and ignimbrites, belonging to the 400 m to 600 m thick Upper Coyol unit, form mesa-like erosional remnants in the region. Several small felsic to mafic intrusive bodies of similar Tertiary age are also located in the district and distributed along northeast-southwest structural trends.

At Libertad, epithermal gold-silver deposits are hosted by andesitic volcanic rocks of late Miocene age. Gold mineralization is associated with steeply dipping, structurally controlled quartz veins found within the andesitic rocks over an area of at least 12 square kilometres. Alteration associated with the deposits is typical of a low sulphidation, adularia-sericite epithermal gold-silver deposit. Fracture controlled quartz veining and silicification is haloed by argillic and propylitic alteration zones within a thick sequence of andesitic volcanics.

A one-metre to five-metre thick layer of colluvium and soil covers the Cerro Mojón ridge area. This cover is derived from the weathering and erosion of the Mojón and Esmeralda ridges. The ridges themselves are supported by the gold-bearing quartz veins and the colluvium is, therefore, locally gold bearing, with values of up to 50 g/t Au reported from the drilling program.

Mineralization

Gold mineralization occurs in vein sets along two parallel trends separated by approximately 500 m, the Mojón-Crimea Trend and the Santa Mariá-Esmeralda Trend. The Mojón-Crimea Trend is over 3,500 m long, strikes N60°E and dips -80 degrees to the SE. The massive quartz veins and adjacent mineralized stockwork zones average 25 m in width, narrowing to 15 m at depth. The Santa Mariá-Esmeralda Trend is discontinuous, with the Santa Mariá and Esmeralda veins separated by approximately 1,000 m. The Esmeralda Vein, located at the SW end of the trend, is approximately 20 m wide near surface and pinching to less than 10 m at depth, and is over 1,600 m long. The Santa Mariá vein, located at the NE end of the trend, averages 10 m wide and is approximately 525 m long. Both of these veins are near vertical, and they do not have strong stockwork halos.

Gold mineralization is hosted by epithermal quartz and occurs as free particles up to 40 µmin diameter. Average grain sizes are 3 µm to 15 µm in diameter. Gold has a close affinity with pyrite and occurs as both a nucleus for pyrite crystallization and as a coating on pyrite crystals. Subsequent oxidation has destroyed the pyrite and freed the gold to depths of up to 150 m below surface. Polished section work has shown that a small portion (<5%) of the gold is silica encapsulated. Mineralization also occurs as native silver and electrum, a gold-silver alloy.

Fluid inclusion studies conducted on samples collected from within the district suggest a multi-phase origin for the formation of the quartz veins. The studies also reveal that there were variations in the fluid temperature from 172° • to 316° C during the mineralizing events. Apart from limonite and hematite, minerals associated with the gold include chalcopyrite, galena, sphalerite, and native silver. The gold to silver ratio is approximately 1:4.5. The abundance of manganese oxides within the veins is also worthy of note.

Exploration

The resource estimates for Libertad are based on the drill hole database initially prepared by MINISA. MINISA also prepared a feasibility study for the Cerro Mojon Project in 1998.

Trenches and Adits

Gold mineralization along the Mojon-Crimea and the Esmeralda-Santa Maria structures was exposed at surface in 32 large trenches excavated using a D8 dozer to depths of two to four metres. The trenches varied from 30 to 150 metres long and oriented perpendicular to the strike of the mineralization. Geological mapping and continuous channel sampling were completed on each trench. In 1995, mapping and sampling was completed in two adits of 50 to 60 metres length that were driven perpendicular to mineralization at Mojon. Samples from the second adit (AD-002) were used in support of metallurgical test work.

Both the trench and adit results are still in the property database, but were not used in the 1998, 2002, nor in the June 30, 2006 Scott Wilson RPA mineral resource estimates due to concerns over the surveyed locations of these samples. The geologic data obtained from all of the trenches and the adits were combined with drill hole data to define zone boundaries when constructing the geologic model.

Drilling

The assays generated from exploration drilling (includes reverse circulation (RC) and diamond drilling, but not blast hole drilling) are derived from 763 drill holes (133,579 m - 78,937 assays). The vast majority of the exploration drilling data was generated from RC drilling programs. RC drilling (PCR-001 to PCR-731, one hole redrilled) accounts for 732 holes (128,311 m - 75,574 assays). Diamond drilling (STD-001 – 028 and PQ-1, 2, and 3) accounts for 31 holes (5,268 m - 3,363 assays). Except for those samples deemed unreliable for modeling, all RC and core sample assays are included in the resource/reserve estimations. Unreliable samples included those with suspected survey errors, strong down-the-hole deviations, or suspected contamination. A total of 3,938 samples from drill holes, trenches, and adits were deemed to be unreliable and excluded from the model.

Scott Wilson RPA was provided with a blast hole assay databases that contained over 85,000 samples in total. The blast hole samples were taken for grade control purposes during the course of mining the Mojón and Esmeralda pits. The database was by no means complete, however, it provided invaluable insight into the grade distribution and spatial continuity at Libertad. While used to develop variogram models and calibrate grade interpolation logic, blast hole sample assays are not included in the resource estimation.

Sample assays generated by drilling other than for production purposes were collected from the following programs:

•	MINISA’s 1998 diamond drilling program;
•	MINISA’s 1996-1998 RC drilling program;
•	MINISA’s 1995 RC drilling program and;
•	Pre-MINISA drill programs.

Data from all the drill programs were used for resource estimations with the exception of the pre-MINISA drill data.

Pre-Minisa Drilling Program

Prior to MINISA's involvement in the Libertad district, numerous targets had been explored and mined by other groups. During the 1980s, over 20,000 m of core in approximately 220 holes (Lehmann & Associates in 1982 and Swedish Geological Group in 1984-90) had been drilled in the area. In addition, the Swedish Geological Group explored numerous targets by excavating hand-dug trenches, preparing topographic maps, geologic mapping and sampling of surface outcrops, trenches and available underground workings in an effort to compile a database for the entire district. Their work defined numerous targets within the district.

Data collected by the Swedish Geological Group for the Libertad area include geologic logs and assays from 67 core holes. Geologic and assay cross sections based on core hole and trench data are also available.

MINISA’s review of the Swedish core drilling program revealed that the recoveries within the mineralized zones were very poor and averaged less than 50 percent. Furthermore, the accuracy of the assay values reported for their drill holes was considered to be questionable. Consequently, the assay data generated from the Swedish core drilling programs has not been used in the resource models. The geologic data were useful in identifying targets during the early stages of MINISA's exploration.

Sampling and Analysis

The majority of the drilling at Libertad was RC, supplemented in part by limited core drilling. Most holes were drilled toward the northwest at a dip of -45o. The mineralized structure generally dips toward the southeast at -75%, although flatter and/or steeper sections exist locally. The deposit is drilled to between 250 m and 300 m depth along the 3.75 km strike length of the Mojón-Crimea trend. Drilling along the Esmeralda and Santa Mariá areas covers strike lengths of 1,000 m and 500 m, respectively. Drill spacing ranges from approximately 15 m to over 50 m. An analysis of composite data by Scott Wilson RPA indicates an average drill hole spacing in the plane of the structure of approximately 35 m for Mojón-Crimea, 47 m for Esmeralda, and 37 m for Santa Mariá. This analysis computes the average distance between any particular composite and the nearest on up to four surrounding drill holes.

Sample intervals for RC drilling were usually 1.5 m in length, while for core drilling the interval depended on lithology, generally ranging between one metre and three metres in length. All core was photographed and cut in half lengthways with a diamond saw. One half of the core was submitted for analysis, while the remainder was stored on site. Specific gravity measurements were also conducted on some of the core. Except for one PQ hole, the core had already been cut prior to the measurements. The storage facility for core has since been vandalized and the core lost or rendered unusable for reference.

The RC cuttings were collected from the cyclone discharge on the drill in five-gallon plastic buckets. The volume of sample collected in the buckets was measured and drill recoveries estimated from the volume filled per 1.5 m interval. A rotary wet splitter was used when groundwater was encountered. In August 1997, beginning with hole PCR-281, the collection method was modified to allow better settling and retention of fines when drilling wet. The new method utilized three buckets in series, with the overflow from each bucket discharging into the next.

Each sample was passed through a Gilson splitter and reduced to two samples of about five kilograms each. The primary, or “A”, sample was sent to Barringer Labs in Reno, Nevada, USA, for analysis of gold and silver content. The remainder, sample “D”, was retained in storage on site. Additional samples, known as “B” and “C”, were also collected every 15 m (10th interval) and retained on site for future check or duplicate analysis.

Given the change in collection procedures in 1997, it is likely that spillage and loss of fines may have been an issue before then. It is not known what the impact of the losses was; however, in Scott Wilson RPA’s opinion, the fines would likely have been underrepresented in any laboratory analysis. As well, it is understood that the RC holes were logged using chip trays rather than the entire sample. Such an approach, coupled with the above noted losses, would almost certainly lead to under-representation of fines.

Sample Preparation

Initially, the primary five kilogram sample splits from the RC rig were shipped directly to the assay laboratory – either Chemex Labs (Chemex) in Mississauga, Ontario, Canada, or Barringer Labs (Barringer) in Reno, Nevada, USA. Commencing with hole PCR-215 in May 1997, the primary sample (“A”) was dried on site and shipped to Barringer’s preparation facility in Managua, and a 300 g subsample was forwarded to Barringer’s labs in Reno, Nevada. Since any physical processing and sample size reduction occurred offsite at Barringer’s facilities, it is Scott Wilson RPA’s opinion that other than for the initial collection procedures the potential for any sample bias during onsite preparation was minimal.

All of the initial exploration samples, including those from trenches and primary samples from RC holes PCR-001 through PCR-057, were sent unprepared in their entirety to Chemex in Mississauga. Rejects were stored at Chemex. Commencing with hole PCR-058 in January 1997, primary samples were sent to Barringer’s facility in Reno. All samples were analyzed for gold and silver by fire assay methods with an atomic absorption spectroscopy (AAS) finish using a one-assay-ton (29.2 g) sample. Results were reported in grams per tonne. In areas thought to be barren, samples were sometimes assayed for gold only.

Quality Control and Security of Samples

The mine has maintained a quality assurance/quality control (QA/QC) program since 1995.

1995 QA/QC Program

Two separate check assay or duplicate programs were conducted on samples from RC holes PCR-001 through PCR-057 in 1995. The first program (referred to as Program #2) involved collection of 152 duplicate samples (one every 30.5 m). According to CAM, duplicate pairs correlate very well with the original assays. After the 1995 drilling program, 101 “library” samples (the “D” samples referred to in Item above under “Sampling and Analysis” of this report) taken at the same time as the primary samples were selected and split for assay four times at three different labs. The samples were segmented into different grade ranges and the results analyzed. CAM indicated good correlation between the four duplicates; however, there is an overall decrease in gold grade of 8% from the original Chemex assays. Since both the primary (“A”) and the reference, or library (“D”), samples originate from the buckets used to collect the sample from the drill, and the check assays from the four labs (including Chemex) had good agreement, it is Scott Wilson RPA’s opinion that a bias was likely introduced during the reduction and splitting of the sample at the drill. Whether the issues regarding fines discussed above under “Sampling and Analysis” had any impact on these results is unknown; however, there was likely some contribution.

Results of Check Assay Program #3
Grade Range (g/t Au)	% Difference (Originals -Avg. of Checks)-
<1.0	-11
1.0 to <2.0	-2
2.0 to <3.0	+10
>3.0	+14
All Samples	+8

1996-1998 QA/QC PROGRAM

During and after the 1996-1998 RC drilling programs, a series of samples were selected from both the coarse rejects and pulps of the primary samples. As well, cuttings from various duplicates taken at the RC drill were assayed. Finally, the rejects and pulps of selected duplicate samples were reassayed. The results of the 1996-1998 program were analyzed by Mine Development Associates (MDA) of Reno, Nevada, which reported that the mean values were generally close for most data sets and the data appear, on average, to be reproducible and without bias.

Scott Wilson RPA was provided with the check/duplicate assay database, which contained analytical results for duplicates from the drilling as well as checks and rechecks of pulps from the labs. Scott Wilson RPA reviewed analytical results for both the “B” and “D” duplicate samples from the RC drills. Since documentation was unclear as to which lab (Barringer or American) ran the duplicates and which lab checked the pulps from the duplicates, the “B” and “D” analytical results from both labs were analyzed. While results for the high grade fraction (>3g/t Au) were mixed, the original results were consistently lower by 4% to 11% in the low grade fraction (<1g/t Au) and 9% to 14% higher in the medium grade fraction (1g/t Au to <3g/t Au). Table 0–1 summarizes the differences.

TABLE 0-1 ANALYSIS OF DUPLICATES, DIFFERENCES IN MEANS
Glencairn Gold Corporation - Libertad

	American B		American D		Barringer B		Barringer D
g/t Au	Count	A-B	Count	A-D	Count	A-B	Count	A-D

<1	180	-10.2%	179	-7.4%	180	-4.3%	180	-10.6%
1 to <3	28	+13.9%	30	+10.8%	28	+14.3%	28	+9.3%
>3	14	+12.7%	14	+3.0%	14	-6.9%	14	-25.6%
All	222	+6.2%	223	+1.6%	222	-1.8%	222	-13.9%

Note: "A" is original, "B" and "D" are Duplicates and Checks of Duplicates

The paired samples were also analyzed through use of the Student’s t Test for paired samples. Where the t statistic exceeds the critical value for a 5% level of significance, the difference is said to be statistically significant at that level (i.e., there is at least a 95% probability that the difference is significant). Those with high t statistics indicate a higher probability of statistically different means. The above-stated differences for the low and medium-grade assays were found to be statistically significant at a 95% confidence interval, suggesting that, from a statistical viewpoint, the original and duplicate samples are different and that a bias exists.

TABLE 0–2 ANALYSIS OF DUPLICATES, t STATISTICS
Glencairn Gold Corporation – Libertad

	American B		American D		Barringer B		Barringer D
g/t Au	t Stat	t Critical	t Stat	t Critical	t Stat	t Critical	t Stat	t Critical

1	2.56	1.65	1.93	1.65	1.11	1.65	2.74	1.65
<3	2.57	1.70	2.11	1.70	2.66	1.70	1.84	1.70
>3	0.94	1.77	0.45	1.77	1.08	1.77	1.26	1.77
All	0.89	1.65	0.45	1.65	0.49	1.65	1.35	1.65

Note: "A" is original, "B" and "D" are Duplicates and Checks of Duplicates

Scott Wilson RPA also reviewed checks of pulps from the original (primary “A”) samples and found generally good agreement in all grade ranges except the low-grade range, where differences and t statistics were similar to those found for the duplicates. This fact, coupled with the observed differences in the paired duplicates, suggests that the differences in grade may be due to both laboratory and sampling bias; however, the latter is likely the largest contributor to the differences in the medium-grade range. Sample segregation and loss of fines during the initial collection and splitting of the sample may be contributing factors.

Data Verification

The audit by CAM provides a detailed discussion on some of the verification work completed by mine staff, the previous owners, and their consultants. According to CAM, verification of geologic data included:

•	relogging to improve the consistency and quality of all geologic data;
•	identification of RC sample contamination;
•	identification of errors and inconsistencies in the geologic model;
•	identification of data errors in the geologic database; and
•	identification of RC assay biases.

In all, 3,938 samples from drill holes, trenches, and adits representing 6,900 m of sample were determined to be unreliable and flagged by a unique code indicating the type of inconsistency or problem. Included in these totals are 3,221 sample intervals from 97 drill holes. Of these holes, 91 had sample intervals with suspected or confirmed contamination. All trench and adit data were deemed unreliable and flagged accordingly. None of the flagged data was used by Scott Wilson RPA for resource estimates.

All RC holes were relogged in 1997 and 1998 by experienced geological personnel. The digital database was verified. Inconsistencies or limitations identified in the geologic model include estimations of quartz and clay content. Logging is based primarily on drill chips that had been screened and washed prior to logging. Detailed mud logs of the original sample were not kept until sometime in 1998. Consequently, it is recognized that the quartz content is most probably overstated and the amount of clay understated. Inconsistencies in these estimates were also noted by Scott Wilson RPA during inspection of sample trays.

In their review of the data, CAM also noted that composite grades for RC holes were consistently higher than those for core. According to CAM, the magnitude of the problem is in the range of ±10% and the relationship is more pronounced in the lower grade areas.

In Scott Wilson RPA’s opinion, the drilling and geological database at Libertad needs to be consolidated. In their data acquisition efforts, Scott Wilson RPA has resorted to a number of different sources for information; however, the database is not complete and this should be rectified as soon as possible.

It is understood that initially, all assay data were entered manually from printed assay certificates. Starting in February 1998, data were transferred and entered digitally to minimize data entry errors. Digital copies of previous data were also forwarded by both Chemex and Barringer around that time. According to the audit by CAM (2003), approximately 80% of the database has been verified against the original assay certificates, including all assays over 0.35 g/t Au. A few errors were discovered and corrected.

Assay data were initially provided to Scott Wilson RPA by Glencairn in ASCII format containing collar and survey information, assay interval data, and a single geological code for each interval. Scott Wilson RPA was not able to verify the source or content of the assay data. Subsequently, a complete drill hole database, including assays and other geological information, was procured from Bikerman Engineering & Technology, Inc. (Bikerman), the consultant who authored the 2002 mineral resource estimate. A spot check of assay data was conducted by Scott Wilson RPA, comparing assays in the database with those from the original 1996 and 1997 PRN and ExcelTM files from the labs. While no errors were found, all values for gold had been truncated to two decimal places (rather than rounded). This database was used by Scott Wilson RPA for the final resource estimates.

After completing the analysis of assay data, capping anomalous values, and compositing the data for resource modeling, Scott Wilson RPA received another database in AccessTM from a computer hard drive that had been stored at the mine. A few spot checks were also conducted on this database. No errors or truncation of values were noted, but values reported as “0” had been entered as 0.015. Scott Wilson RPA did not view the effort required to verify, extract, load, and reprocess the data in order to use this database to be warranted, although future efforts should utilize the untruncated assay values, provided the database can be verified. Scott Wilson RPA does not consider the differences that would be imparted by using the untruncated assays material to the estimates.

Scott Wilson RPA also inspected a selection of chip trays used for logging the drill cuttings from several RC holes used in the resource estimate. As well, Scott Wilson RPA took several samples from grade control trenches within the active mining areas. No core was available for inspection. While not generally indicative of the average grade or meant to serve as duplicates, the results do confirm the presence of gold/silver mineralization. Four chip samples were taken by Scott Wilson RPA and sent to Assayers Canada of Vancouver (Certificate 6V1168RA). Scott Wilson RPA maintained chain of custody from the project site to the lab. The samples were supposed to represent a cross section of typical mineral occurrences within the area of interest, with higher grades generally from areas of higher quartz content. Results from the mine represent continuous channel samples for each of the trench intervals from which the Scott Wilson RPA chip sample was taken. Note that a direct comparison should not be made, as the intervals for the samples taken by the author were much shorter and were generally from rock outcrops within the two-metre trench intervals.

Mineral Reserves and Mineral Resources

The current resource estimate for Libertad is based on a three-dimensional block model with individual outlines of zones or lenses interpreted from geological data derived from drill logs, trenches, and other geological information. Each of the 6.25 m x 6.25 m x 6 m high blocks was assigned with up to four rock codes and a percentage for each rock code based on the portion of the block that resides within each of the outlines interpreted from the geological data. Up to four grades were interpolated for each block by ordinary kriging, utilizing only those drill assay composites whose rock codes matched those of the block. An overall grade was then determined by weighting the individual interpolated grades, with the percentage and specific gravity of each rock type assigned to the block. The total block percentage is based on the sum of the individual percentages of each rock type. The following table provides a summary of the mineral resources for the indicated and inferred classifications as estimated by Scott Wilson RPA. No mineral reserves have been estimated by Scott Wilson RPA.

Mineral Resource Estimates
Location	Indicated Resources			Inferred Resources
	kt	g/t Au	koz Au	kt	g/t Au	koz Au
Mojón-Crimea	13,743	1.46	647	3,551	1.73	198
Esmeralda	1,363	1.23	54	417	1.13	15
Santa Mariá	1,188	2.45	94	280	1.90	17
TOTAL	16,294	1.52	794	4,248	1.68	230

(1)	CIM definitions were followed for mineral resources.
(2)	Remaining mineral resources as at June 30, 2006.
(3)	Mineral resources are estimated at a block cut-off grade of 0.6 g/t Au.
(4)	Gold price of US$500/oz and metallurgical recovery of 61%.
(5)	Numbers may not add up due to rounding.
(6)	Subsequent to June 30, 2006, the Esmeralda deposit was mined out.

Only those blocks within the interpreted grade envelope above 0.6 g/t Au are reported in this tabulation. Further detail, with respect to the distribution of grade within the block model, is provided under a separate heading. The estimate is based on the results from 732 RC drill holes and 31 core (diamond) drill holes. Not all holes and/or sample intervals were used in the estimate. Some of the holes fall outside the reported zones and either serve to confine the estimates or reside outside the area of interest. A number of holes and/or intervals, deemed unreliable for use in modeling, were also excluded from the estimate.

The drill composite spacing averages just under 36 m in the plane of structure, which, in Scott Wilson RPA’s opinion, is sufficient to classify the majority of the resources as indicated, although much of the deposit would benefit from closer spaced drilling. The mineral resources classified as indicated are located within the core of the drilling, while the inferred mineral resources are located in areas of wider spaced drilling, around the periphery, and at depth. The extent of the deposit is reasonably well defined, except at depth, where further drilling is required. Since the estimate was confined to only those areas where interpreted outlines were available, the size of the inferred mineral resource is likely understated.

The Company has engaged Scott Wilson RPA for a second phase of work to provide input for an ongoing scoping study and a planned feasibility study that contemplates conversion of processing operations to a conventional mill. Their input will involve updating the geological and resource models, mine design and re-statement of the mineral resources and reserves. A technical report will be prepared and filed during 2007 with the re-stated mineral resources and reserves.

Mining Operations

Mining Method

Libertad is a conventional surface mining operation utilizing small to mid-size equipment to drill, blast, excavate, and remove ore and waste from several active open pits. Ore is hauled to the process area and stockpiled or dumped directly into a primary crusher as the first stage in a crushing and screening plant designed to reduce the ore to 80% passing 1.5 inches prior to agglomerating and placing the material on leach pads located adjacent to the plant. Drilling, blasting, and most support activities are accomplished with Libertad’s own equipment and personnel, while the load-haul-dump functions are currently performed by a contractor. From the start of production in mid-1997 to the end of May 2006, the mine produced 8.1 million tonnes of ore grading 1.77 g/t gold or 461,300 ounces of contained gold. During the same period, the mine moved 21.9 million tonnes of waste for an average strip ratio of 2.7 tonnes ore per tonne waste.

Between acquisition in July and the end of December 2006, the Company carried out approximately 1.7 million tonnes of accelerated stripping at a cost of $1,876,000.

Metallurgical Process

Following the acquisition of Libertad in July 2006, Glencairn initiated improvements in all aspects of the operation, which included accelerated stripping, upgrades to the crushing and screening circuit, and construction of permanent heap leach pads. Extensive metallurgical test work aimed at understanding and improving recoveries was also initiated. Despite these improvements and a significant reduction in cash operating costs, overall recoveries were insufficient for the mine to operate profitably as a heap leach operation. Gold recoveries during the third quarter of 2006 ranged between 41% and 45%. Subsequent metallurgical test work showed recoveries do not improve within practical crush sizes. However, metallurgical test work has indicated that grinding Libertad ore improves gold recoveries to between 90% and 96%. A 1,000-tonne bulk sample of Libertad ore was processed at Glencairn’s Limon mill to test the bulk sample’s amenability to a conventional milling and cyanidation circuit. Results of this test showed that gold recovery was approximately 90%.

On February 21 2007, Glencairn announced its plan to expand gold production at its Libertad gold mine in Nicaragua by converting the heap-leach mine to a conventional milling operation. Preliminary internal studies were undertaken in consultation with engineering firm AMEC. Glencairn currently estimates that completion of the expansion will require approximately two years. Mining operations at Libertad will be suspended during this period commencing at the end of March 2007.

Glencairn subsequently engaged engineering consultant AMEC to undertake a scoping study and supervise additional metallurgical test work at SGS Lakefield. As part of the study, Glencairn processed a 4,000-tonne bulk sample at its Limon mill under the technical supervision of AMEC. This test confirmed a 90.4% recovery rate. Work is continuing on the scoping study expected to be completed in the second quarter. Conditional on a positive scoping study, Glencairn plans to commission a feasibility study and, contingent on a successful outcome, Glencairn anticipates mill construction, tailings pond and commissioning should be completed in 2009.

Until the recent decision to change to conventional milling, the ore at Libertad was previously processed by heap leaching. After leaving the secondary crushing system, the ore was agglomerated and placed on the leach pad cells via a transportation and stacking system. The cyanide solution was applied at a rate of 0.006 USgpm/ft.(2), and the high-grade, or pregnant, solution containing the precious metals and cyanide from the heap drains to a pregnant solution pond where it is subsequently pumped to a carbon-in-leach (CIL) facility. Final gold recovery was effected by electro-winning where the precious metals are plated onto cathodes. The plated metals were removed from the loaded cathodes and dewatered in a filter press before smelting in a propane gas furnace. Finally, the resulting doré bars were sent to a refinery where they were further treated to remove any remaining impurities. Until September 2006, recently, leaching of crushed ore took place on a dedicated on/off pad consisting of eight cells. The on/off cycle was discontinued and the plan was to utilize the existing pad as a permanent single-use facility. It was estimated that the existing pad had a capacity of approximately 1.7 million tonnes. Additional areas for pad construction were identified, however, engineering and permitting was required. Environmental staff indicated that permitting for the new pads, which would provide an additional four million tonnes capacity, could take six months to a year to complete. Planning on the permanent pad permitting and construction was stopped with the decision to pursue the Libertad Mill Plan described below.

Production and Development

Following the Libertad acquisition, Glencairn initiated improvements in all aspects of the operation, which included accelerated stripping, upgrades to the crushing and screening circuit, and construction of permanent heap leach pads. Extensive metallurgical test work aimed at understanding and improving recoveries was also initiated. Despite the improvements made to date, overall recoveries have been insufficient to operate the mine profitably as a heap leach operation.

The mine plans in use until March 2007 were based on pit designs developed in late 2002. Scott Wilson RPA has reviewed operating reports for 2005 as well as those from January to April 2006. In addition, Scott Wilson RPA reviewed cost and production forecasts generated by the previous owner for the remainder of 2006. Cash costs in 2005 ranged from US$400/ounce Au to over US$600/ounce Au, with ore tonnes, grade, and stripping being the primary factors contributing to the variance.

Under the 2006 budget, which was revised by the previous owner in May 2006, the operation was forecast to produce 42,000 ounces of gold at a cash cost of US$521 per ounce Au. During 2006, including production under the previous owner, Libertad produced 27,883 ounces of gold at a cash operating cost of $745 per ounce. Subsequent to acquisition by Glencairn on July 6, Libertad produced 15,033 ounces of gold at a cash operating cost of $779 per ounce.

As at December 31, 2006, there were 282 employees on the payroll, excluding the mining contractor.

On February 21 2007, Glencairn announced its plan to convert the heap-leach mine to a conventional milling operation. Preliminary internal studies were undertaken in consultation with engineering firm AMEC. Glencairn currently estimates that the expansion will require approximately two years to complete. Mining operations at Libertad will be suspended during this period commencing at the end of March 2007.

Gold recoveries during the third quarter of 2006 ranged between 41% and 45%. Subsequent metallurgical test work showed recoveries do not improve within practical crush sizes. However, metallurgical test work conducted on-site has indicated that grinding Libertad ore to 100% passing 100 mesh improves gold recoveries to between 90% and 96%. A 1,000-tonne bulk sample of Libertad ore was processed at Glencairn's Limon mill to test the bulk sample's amenability to a conventional milling and cyanidation circuit. Results of this test confirmed gold recovery was approximately 90%.

Glencairn subsequently engaged engineering consultant AMEC to undertake a scoping study and supervise additional metallurgical test work at SGS Lakefield. As part of the study, Glencairn will process a 4,000-tonne bulk sample at its Limon mill under the technical supervision of AMEC. The scoping study is expected to be completed in April 2007. Assuming a positive scoping study, Glencairn will then commission a feasibility study and, contingent on a successful outcome, Glencairn anticipates mill construction, tailings pond and commissioning to be completed in 2009.

As part of the feasibility study, Scott Wilson RPA) will be preparing mineral reserves incorporating the mill recovery rate and operating costs from the feasibility study in accordance with National Instrument 43-101.

The conversion to conventional milling creates the potential to develop underground mining opportunities that were not available with a heap leach operation. In addition, there is an approximate 8-million-tonne, low-grade stockpile which, with a milling circuit, could potentially augment production. Investors are cautioned that the numbers above relating to recoveries are preliminary pending completion of the scoping study and feasibility report, and should not be relied upon.

Environmental Considerations

All aspects of environmental permitting, regulations, and monitoring are overseen by the Ministerio del Ambiente y los Recursos Naturales de Nicaragua (MARENA). The basic operating permit for Libertad covering the mining operation at Mojón, the heap leach facility, and plant was issued in 1997. In 2001 and 2002, mining permits were issued for additional mining operations in the Mojón trend. In 2005, operating permits were also issued for the Esmeralda, Santa Mariá, and Mojón-Crimea areas. According to mine staff, there are no material issues or violations related to these permits that are outstanding.

As part of the requirements imposed by MARENA, an annual operating plan is prepared by the mine based on the approved “Environmental Management Plan”. Key issues covered include:

•	Hydrocarbons Management (finally disposed of through authorized dealer);
•	Waste disposal;
•	Monitoring: daily monitoring in several places for Ph, CN and Cl, samples taken in places determined in the base line; rain fall and solution pond levels;
•	Topographic control in zones prone to land slides (every 15 days to 30 days);
•	Surface and underground water: bimonthly monitoring in sites around the mine;
•	Hydrobiological monitoring – twice annually (dry season - rainy season);
•	Noises;
•	Sediments management, sediment control ponds;
•	Revegetation plan achieved.

Permits under which the Libertad Mine operates include:

•	MARENA Administrative resolution No 17-2005 Expansion of Cerro Mojon operation
•	MARENA Environmental Permit, no number, dated July 1996
•	Ministry of Industries and Commerce, Ministerial Agreement No. 200-RN-MC/2002 - Mining Concession extension, exploitation
•	Ministry of Economy and Development, Ministerial Agreement No.032-RN-MC/94 - Mining concession, exploitation,

Rehabilitation and revegetation of disturbed areas is ongoing at Libertad. Waste dumps are designed to conform to slope requirements set out by MARENA for reclamation. There are no specific requirements to reslope or rehabilitate to open pits; however, discharge of any drainage from the pits must be co-ordinated with MARENA. There are no formal closure plans for Libertad, and no bonding requirements, but guidelines regarding closure exist within the environmental regulations to address this. All areas that were initially wooded must be reforested and heaps will have to be resloped and revegetated.

Under the Libertad Mill Plan, new tailings facilities will need to be located and permitted. Preliminary work has identified a number of potential locations for the tailings facility, the most advantageous of which would require the acquisition of additional land. An outside consultant is working with the Company on planning for the tailings facility. Location and permitting for the tailings facility will be addressed as part of the Libertad Mill Plan feasibility study. Overall reclamation requirements will be addressed in the environmental impact study that will be required in respect of this new permitting.

Exploration and Development

In January 2007, the Company initiated a $2.2 million exploration program at its Nicaraguan gold properties. The program will focus in part on the Libertad Mine, where there has been no exploration since 1998. At Libertad, the main elements of the exploration program are to obtain additional information that will maximize conversion of the reported mineral resources to mineral reserves and, secondly, to increase the resource inventory by exploring known mineralized trends and gold prospects. This will be the first new exploration activity at Libertad since the late 1990’s and it will expand our geological understanding of this area. With two drills active on the property, the Libertad program includes core drilling that to confirm the geological model built on reverse circulation drill data undertaken by previous owners, in-fill drilling for mine planning purposes, metallurgical sampling for tests to assess processing alternatives and geological mapping to aid step-out exploration drilling. In February 2007, the Company announced several high-grade drill intersections at its Libertad gold mine in Nicaragua and drilling is continuing.

Limon Mine, Nicaragua

Glencairn holds an indirect 95% interest in Triton Minera S.A. (“TMSA”) which owns and operates the Limon gold mine concession and owns eight other mineral concessions, all at the exploration stage, including the La India concession which features a previously-producing operation. The remaining 5% interest in TMSA is held by Inversiones Mineras S.A. (“IMISA”), a holding company representing the unionized workers of Nicaragua. No dividends are payable on the 5% interest held by TMSA until all capital has been repaid. IMISA has expressed concern regarding its rights under its 5% interest and TMSA has agreed to open negotiations on this matter.

Property Description and Location

Location, Title & Permits

The Company applied and received government approval to reduce its Nicaragua mineral holdings by 56% by the end of 2005 in order to eliminate tax costs associated with areas identified from exploration results to have low exploration potential. Glencairn now holds interests in nine mineral concessions in northwestern Nicaragua covering the Limon gold mining district, the La India gold district and other areas.

The Limon property consists of the 12,000 hectare “Mina El Limon” mineral concession that has a term of 25 years expiring in January 2027. Each mineral concession under the Nicaraguan Mining Code is subject to an agreement issued by the government of Nicaragua that includes the rights to explore, develop, mine, extract, export and sell the mineral commodities found and produced from the concession. The Company is required to submit annual reports of its activities and production statistics to the government. Escalating annual surface taxes are payable to the Nicaraguan government for the Limon mineral concession. The surface tax rate was $1.50 per hectare in 2005 and increased to $3.00 per hectare in 2006. The maximum rate of $12.00 per hectare will be reached in 2012 and maintained through subsequent years.

The Limon Mine property is in northwestern Nicaragua approximately 100 kilometres north of Managua, the capital of Nicaragua. The property straddles the boundary of the municipalities of Larreynaga and Telica of the Department of Leon and the municipalities of Chinandega and Villa Nueva of the Department of Chinandega.

TMSA directly owns or controls the surface rights for all of the property upon which are located the current mining, milling, tailings and related facilities at the Limon Mine. TMSA also owns a portion of the surface rights for the properties. As required, TMSA has negotiated and entered into access agreements with individual surface right holders in respect of those properties for which it does not hold the surface rights within the concession. All of the permits required for exploration, mining and milling activities are in place for the Limon Mine.

Royalties

Battle Mountain Gold Exploration Corp. holds a 3% net smelter return royalty on the mineral production from the Limon Mine and any other future production revenue generated from the Limon Mine and certain other concessions. The revenue from the Limon Mine is also subject to a 3% production tax payable to the Government of Nicaragua. In 2006, an aggregate of $1,250,000 was paid in royalties and production taxes.

Internacional de Comercial S.A. (“IDC”) holds a royalty equal to 5% of the net profit of Triton Mining (USA) LLC ("Triton USA"), a subsidiary of the Company which holds a 47.5% interest in the Limon Mine. Net profit is defined as the excess of gross revenue (being all revenue received from the operation by Triton USA of its business) over expenses (being specified as costs incurred and charged as expenses by Triton USA arising from its business, including working capital and operating expenses, royalties paid, borrowing costs, taxes and general sales and administrative expenses).

Access, Climate, Local Resources, Infrastructure and Physiography

The property is readily accessed by paved highway and a 25-kilometre gravel mine road with a total road distance from Managua of 140 kilometres. There are three local villages, Limon, Santa Pancha and Minvah, with an aggregate population of approximately 10,000 people which includes many of the employees of the Limon Mine. Leon, the second largest city in Nicaragua, is approximately 45 kilometres to the southwest of Limon.

The Limon Mine operates year round and is not normally affected by the typical seasonal climatic variations. The climate is tropical with a hot, wet season from May through November and a hotter, dry season from December through to April. The mean annual temperature is 27 degrees Celsius with an average annual precipitation of two metres. The mining operations are in an area of low to moderate relief with elevations from 40 to 300 metres above mean sea level and plenty of flat areas for mine infrastructure. The area is covered with sparse vegetation, consisting predominantly of grasslands and scrub brush with widely spaced trees.

In general, Nicaragua has a moderately developed infrastructure of telecommunications, roads, airports and seaports and there is a fairly high literacy rate among the population with an ample supply of skilled and unskilled labourers. Electrical power for the Limon Mine is obtained from the national grid system with backup generators at the mine site. Water, both industrial and potable, is drawn from local sources.

History

Over the decades local artisan miners, called “guiriceros”, have been active throughout north-western Nicaragua, using manual grinding mills and mercury to process and recover gold from material obtained from rudimentary surface workings, scavenged from the old mine workings and even alluvial sediments.

Gold mining in the Limon district began in the 1800s and commercial production began in 1918. Production from the Limon Mine has been continuous since 1941. From 1941 to 1979, Noranda Inc. controlled the Limon Mine and produced just over 2.0 million ounces of gold from 4.1 million tonnes of ore. Production rates in this period started at 180 tonnes per day and increased to 315 tonnes per day. In 1979, the Sandinistas confiscated and nationalized the mine. Production under government control is reported to have been 280,000 ounces of gold from an estimated 1.9 million tonnes of ore.

The Limon Mine was again privatized in April 1994, at which time Triton Mining Corporation (“Triton”), a subsidiary of the Company, acquired control of the Limon Mine through Minera de Occidente S.A. (subsequently renamed TMSA). An agreement with IMISA was reached whereby IMISA will not make cash contributions toward the amount required to fund the working capital and capital expenditures of the Limon Mine. Triton provided 100% of the required funding and recovers the portion funded on behalf of IMISA by withholding 25% of IMISA’s 5% entitlement to net profits (through its 5% equity interest in TMSA) until the full amount of any working capital or capital expenditures has been recovered. In 1998, Black Hawk acquired 95% interest in the Limon Mine through the acquisition of Triton. Production from May 9, 1994, when Triton took possession of the Limon Mine, to the end of 2003 totaled 493,000 ounces from 2.9 million tonnes of ore.

In October 2002, approximately two-thirds of the unionized employees at the Limon Mine went on illegal strike. On February 11, 2003, the striking workers returned to work and a new collective bargaining agreement was signed resolving the labour disruption. The February 2003 collective bargaining agreement had a two-year term during which a modest wage re-assessment was agreed to in February 2004. A new two-year collective agreement was reached effective May 26, 2005.

On October 17, 2003, Glencairn acquired the Limon Mine pursuant to the Business Combination.

Geological Setting

Nicaragua can be divided into three major terraines. A northwest striking graben, 30 to 40 kilometres in width, parallels the Pacific coastline along the western side of the country. This graben hosts up to 16 active or recently active volcanoes and is the site of thick Quaternary to Recent volcanic deposits. To the southwest, between the graben and Pacific coast, a narrow belt, 10 to 20 kilometres in width, of Tertiary, Mesozoic and Palaeozoic rocks is preserved. To the northeast of the graben, the Tertiary, Mesozoic and Palaeozoic “basement” is overlain by a major unit of Tertiary volcanics; namely, the Coyol (Miocene-Pliocene) and Matagalpa (Oligocene-Miocene) Groups. The Coyol Group hosts the known vein gold deposits in Nicaragua, including the Limon Mine.

The Limon Mine, located along the eastern edge of the Nicaragua graben, is within an area of low hills that is in contrast with the level plain of the graben. Approximately 50% of the area in the general vicinity of the mine is covered by a thin layer of Quaternary to Recent deposits of ash and alluvium. The Limon Mine concession is underlain by volcanic strata that are correlated with the Miocene-Pliocene Coyol Group that is present over extensive areas of western Nicaragua. Coyol Group rocks exposed on the Limon Mine concession range from intermediate to felsic composition volcanic and volcanoclastic strata that are cut by minor intermediate to felsic hypabyssal intrusive bodies. The Coyal strata strike east to northeast and dip gently to moderately south with local variability common. A relatively flat-lying and younger volcanic package unconformably overlies the Coyol package. This younger unit occurs in the southern half of the concession and consists mainly of breccias and conglomerates with clasts of the underlying units. Deformation is dominated by normal faulting with little evidence for significant internal deformation of intervening fault blocks. The most abundant faults strike northeast and dip moderately to steeply either northwest or southeast. A second group of faults strikes north to west-northwest dipping steeply east to northeast. Apparent displacements on these faults are tens to several hundreds of metres.

Exploration

Exploration activities in the Limon district were restarted in the second half of 2006 and initially were limited to selective trenching and sampling to assess the mining potential of a small mineral resource at the Aparejo Vein. Other trenches were completed to evaluate a couple of other vein targets.

In November 2005, all exploration activities were suspended when illegal labour disruption caused all operating activities at Limon to be suspended. Due to financial constraints the exploration geologists, support staff and drill department personnel were laid off during November 2005 and paid out in accordance with statutory severance payments. Further disruptions in 2006 have resulted in the Company deferring any further exploration work, indefinitely, until a permanent solution is found to the illegal road blockades.

In 2005, exploration at Limon consisted of target definition, drill testing of existing targets and a search for near-surface sources of mill feed. Activities included mapping, prospecting, trenching, sampling and approximately 14,000 metres of diamond drilling. Most drilling was conducted within and adjacent to the Talavera underground operations with a minor amount on two other targets in the district. Exploration identified several small areas amenable to open-pit mining that are incorporated in the Limon 2005 year-end mineral resources and reserves. Results from 2005 include a number of high-grade but disconnected gold-quartz vein drill intercepts that clearly demonstrate the exploration potential of the area along the southwest projection of the productive Talavera vein system. The southwest projection of Talavera and several other attractive targets in the southern portion of the Limon district warrant further exploration spending and drilling. All exploration work at Limon was conducted by Company personnel.

The most significant result of 2004 exploration efforts was the definition of new mineral reserves and resources within the Santa Pancha epithermal vein system which contributed to the doubling of the Limon mineral reserves net of the 2004 production. The Company received its operating permit in January 2005 for the Santa Pancha project and work is underway for development of an underground mine to exploit this new mineral reserve.

In 2006, the Company expended $172,000 on exploration at Limon compared to expenditures of $1.4 million and $3.3 million in 2005 and 2004 respectively.

Mineralization

Gold mineralization in the Limon Mine, La India districts and northwestern Nicaragua is typical of low-sulphidation, quartz-adularia, epithermal systems. These deposits were formed at relatively shallow depth, typically from just below the surface to a little over one kilometre deep. To date this is the only style of gold mineralization that has been found and reported in the Tertiary rocks of northwestern Nicaragua. Silver is generally a commercially minor by-product of the gold mineralization. All gold production has been from quartz vein and quartz vein-breccia deposits hosted in linear structural features and is often accompanied minor pyrite and trace amounts of base metal sulphides. Gold is generally fine to very fine grained and relatively uniformly distributed throughout the veins. Only minor occurrences of disseminated or stockwork type epithermal precious metal mineralization have been reported. Mineral showings or deposits for other metals are not known in the area.

Three producing and past producing vein systems account for almost all of the approximately 3.0 million ounces of gold produced from the Limon district; these are the Limon, Santa Pancha and Talavera systems. A large number of other weakly mineralized quartz veins have been identified and explored, some with minor development and production. The productive vein systems are 1.5 to 3.0 kilometres long with vein widths from less than one metre to 25 metres. Individual ore-shoots within the veins range from 60 metres to 450 metres long horizontally and from 40 metres to 290 metres vertically. Strike orientations vary from north-northwest through northeast to east-west, and dips are from 40 degrees to near vertical. All economic gold mineralization found and mined to date lies within 400 metres of the surface. The productive and prospective elevations within the vein systems vary systematically across the district. Post-mineral faults locally disrupt and offset the veins.

The gold-bearing veins and attendant alteration are hosted within volcanic flows, volcanoclastic strata and possibly hypabyssal intrusions of the lowest volcanic unit of the Coyol Group. The other Coyol units are variously altered by the same hydrothermal fluids that deposited the gold veins; locally quartz stringers with low gold values are found in the massive porphyritic andesite flows that immediately underlie the unconformity contact with the youngest flat-lying strata. The youngest volcanic unit appears to post-date gold mineralization because no veins or vein-related alteration has, as yet, been identified within this unit.

The most extensive areas of argillic and quartz-silica alteration form a corridor that crosses the Limon Mine concession along a roughly west to east trend; this alteration corridor is mostly located to the south of the Talavera, Limon and Santa Pancha Panteon vein systems and is partially capped by the young, flat-lying volcanoclastic unit. Much of this alteration is part of the upper, near-paleosurface component of the low-sulphidation epithermal system that formed the productive gold veins. Preliminary mapping indicates the presence of both distal and proximal alteration facies related to the epithermal system. The identification of the proximal alteration facies combined with the presence of auriferous quartz vein boulders and silicified, steeply inclined structures are indications of exploration potential for the discovery of new gold-bearing vein systems along this corridor.

Drilling

There was no drilling at Limon in 2006. Approximately 13,800 metres of underground and surface diamond drilling were completed at Limon in 2005 compared to 38,300 metres and 10,700 metres completed in 2004 and 2003, respectively. Drill core is logged for geology, core recovery and for geotechnical observations (only for zones with mineral resource potential), all information is recorded on hand written logs. Photographs are taken of all exploration drill core. Key information is summarized in a digital database and where applicable is used in the resource and reserve estimates for 2005.

Sampling and Analysis

Materials sampled for mineral resource and mineral reserve estimation include drill core and underground workings. Core size varies from HQ to NQ for most surface holes and to BQTK for most underground holes. Drill core recovery at the Limon Mine is generally very good. All samples are taken by or under the supervision of a company geologist.

Mineralized drill core intervals to be sampled are identified and marked by the geologist. Visual indicators of the intervals to be sampled includes quartz veins, silicified breccias, silicified rock and other altered zones identified by the geologist. Sample intervals are selected based on changes in mineralization style and are normally extended for two metres into unmineralized rock. Marked sample intervals are split or sawn in half. A technician collects a continuous sample of the split or sawn core; sample lengths vary from 0.5 metres to 1.5 metres.

Underground development workings that expose mineralized veins are routinely sampled using continuous chip samples taken at waist height perpendicular to vein contacts. Samples are taken for each round of advance, giving a sample spacing of approximately three metres along the vein strike. The complete width of the development drift is sampled. A sample is normally taken for each one metre of vein width; sample lengths may vary depending on the width of the vein and changes of geology. Sampling is by a trained technician under the supervision of the mine geologist. Drill hole and underground sampling procedures employed by TMSA conform to industry standards.

Materials sampled as part of ongoing exploration activities include soils, boulders, rock outcrops, trenches and drill core. A geologist either takes or supervises the taking of all samples. Exploration samples of rock outcrops and boulders are normally taken as discontinuous chip samples, while trench samples are taken as continuous chip samples. These exploration sample materials are used to detect the presence of precious metals for target identification and are not normally used for resource estimation.

Rock and core samples are crushed, pulverized and fire assayed for gold and silver on-site at the Limon Mine laboratory. There are separate crushing and pulverizing circuits for the mine grade-control samples and exploration samples. The Limon Mine lab is not set up to do sample preparation or analysis for stream sediment and soil samples or multi-element suites. Sample preparation and analytical work for these samples are outsourced to independent commercial laboratories in Canada.

Quality Control and Security of Samples

All assays used in the Limon Mine mineral resource and reserve estimates were done at the Limon Mine laboratory. Quality control includes the use of blanks, duplicates, standards and internal check assays by the Limon Mine laboratory, and external check assays performed at ACME Analytical Laboratories Ltd. (“ACME”) of Vancouver, B.C., Canada, are conducted independently by the geology group and the lab manager. ACME is ISO 9001-2000 certified. The Limon lab currently uses two standard samples with the assay values certified by an external laboratory, Lakefield Research Limited (“Lakefield”). The very fine-grained nature of the gold in the Limon Mine district greatly reduces sampling and assay variability related to coarse gold (the “nugget effect”) and allows for good reproducibility of assays. To date visible gold has been only reported once on the property.

The quality assurance procedures and assay protocols followed by the Company for underground and drill core samples at the Limon Mine were reviewed several times by independent consultants, most recently in 2005 by RPA, and found to conform to industry accepted practices.

Samples were handled only by the Company’s authorized personnel. Samples from the mining operation are delivered by the mine geologist or technician directly to the mine laboratory each day upon the completion of underground sampling. All drill core from surface and underground drill holes is taken one or more times per shift from the drill rigs directly to a secured drill logging and sampling area within the guarded area of the mine property by authorized Company personnel. Within 24 to 48 hours, the potentially mineralized core intervals are photographed, logged and sampled; and the samples are delivered directly to the mine laboratory.

Each sample is assigned a unique sample number that allows it to be traced through the sampling and analytical procedures and for validation against the original sample site. In the case of exploration drill core the second half of the split core is stored on-site as a control sample, available for review and re-sampling if required. Mineralized core intervals from in-fill production holes are sampled as whole core.

Mineral Reserves and Mineral Resources

The December 31, 2006 proven and probable mineral reserves at the Limon Mine stood at 1,178,000 tonnes averaging 5.26 grams gold per tonne (g/t) and containing approximately 199,300 ounces of gold. At planned mining rates, the December 31, 2006 mineral reserves are sufficient for just under four years of operations at Limon. A US$550 per ounce gold price assumption was used for the reserve estimate and long-term mine plan. US$450 and US$375 gold prices was used in 2005 and 2004, respectively. The increased gold price assumption is in part offset by significant increases in operating costs from higher costs for power, fuel and consumables.

The mineral reserve and resource estimates and mine plan were prepared in-house by the Limon geological staff. The preparation of the mineral reserves and mineral resources was conducted under the supervision of G. Speirs, P.Eng., Chief Operating Officer of the Company and M. Gareau, P. Geo, the Qualified Persons under National Instrument 43-101. The mineral reserve and resource estimates for Limon are in keeping with industry standards and are appropriate for the deposit and mining methods used at the Limon operation. Their classification is in compliance with CIM Council Standards on Mineral Resources and Reserves Definitions and Guidelines adopted on August 20, 2000, as required by National Instrument 43-101 (NI 43-101),

The following tables set out the estimates of mineral reserves and mineral resources at the Limon Mine as at December 31, 2006.

Proven and Probable Mineral Reserves(1)(2)(3)

Category	Zone	Cut-Off Grade (g/t)	Tonnes	Gold Grade (g/t)	Contained Gold Ounces
Proven	Talavera - underground	3.8	83,400	5.71	15,300

Probable	Talavera - underground	3.8	81,000	5.17	13,500
	Veta Nueva - underground	3.8	174,400	5.80	32,500
	Santa Pancha - underground	3.4	785,800	5.17	130,600
	Open Pits	2.9	53,400	4.30	7,400

Total Proven and Probable			1,178,000	5.26	199,300

Mineral Resources (1) (2) (4)

(Excludes Mineral Reserves)

Category	Zone	Cut-Off Grade (g/t)	Tonnes	Gold Grade (g/t)	Contained Gold Ounces
Measured	Talavera - underground	4.5	18,600	6.23	3,700
Indicated	Talavera - underground	4.5	45,600	6.47	9,500
	Veta Nueva - underground	4.5	42,100	7.71	10,400
	Santa Pancha - underground	4.5	55,600	7.69	13,700
	Open Pits	2.0	23,200	3.48	2,600
Total Measured and Indicated			185,100	6.72	40,000

Inferred	Talavera - underground	4.5	199,000	7.35	47,000
	Veta Nueva - underground	4.5	46,800	7.16	10,800
	Santa Pancha - underground	4.5	609,100	6.71	131,400
Total Inferred		4.5	854,900	6.88	189,200

(1)

The mineral reserves and resources for the Limon Mine set out in the above tables were prepared under the supervision of M. Gareau P. Geo., Vice President of Exploration, and G. Speirs, P.Eng., Chief Operating Officer, both employees of the Company and the responsible Qualified Persons in compliance with the National Instrument 43-101.

(2)	The mineral reserves and resources are classified in accordance with the CIM Council Standards adopted on August 20, 2000 in compliance with National Instrument 43-101.
(3)	The gold price used for the mineral reserve estimation was $550.
(4)	Mineral Resources for Limon are in addition to Mineral Reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Mining Operations

Mining Method

Since the early 1990’s, most of the mill feed has been from the Talavera underground operations, periodically supplemented by small open pits. During 2005, approximately 33% of the tonnes milled was derived from surface mining.

Access for underground mining at Talavera is provided for by a ramp system that branches at the 135 metre level into both a west and east ramp. The deepest level of the mine is at approximately 275 metres below surface. Future access to the Veta Nueva Vein is being evaluated. The mining methods used are longitudinal open stoping for the primary stopes and sub-level retreat for the pillar recovery. Stopes are backfilled with unconsolidated development waste. Shrinkage stope mining is being implemented for use on zones too narrow for longitudinal stoping. The Talavera mining operation is fully mechanized. The mine equipment is adequate to support current underground mining operations. Three exhaust raises support the mine ventilation system and also serve as emergency escapeways.

With commercial production being achieved at Santa Pancha in March 2007, production is expected to move from Talavera during 2007 as Santa Pancha becomes the main source of mill feed going forward. Mining at Santa Pancha is carried out using off ramp mechanized sub-level stoping with waste rock fill. In pillar sections, the rock fill will be cemented.

Metallurgical Process

The processing and extraction circuit consists of a 1000 tonne per day primary jaw crusher, semi-autogenous grinding (SAG) mill and ball mill that feeds into thickener and leach tanks followed by a carbon-in-pulp (CIP) carousel circuit. Approximately 36 hours of leach residence time to extract the gold from the rock powder is provided by three leach tanks. The CIP circuit where the gold is loaded onto carbon granules consists of six tanks configured to allow gravity flow of the slurry. Loaded (gold impregnated) carbon is removed every two days. A weekly batch of loaded carbon is subject to cleaning by acid washing, then chemical neutralization to increase alkalinity before passage through a stripping vessel for removal of the gold to form a pregnant (gold-bearing) solution. The pregnant solution is separated from the stripped carbon; this carbon is reactivated in a kiln and returned to the CIP circuit. The pregnant solution is circulated through the electrowinning cell to produce both gold cathodes and gold filter cake that are then both smelted to doré in the on-site refinery furnace. Doré bars ranging in weight from 15 to 25 kilograms and containing 70 to 75% gold, 20 to 25% silver and a small percentage of other metals are shipped to a commercial precious metals refinery for final separation of the gold and silver.

Production

Glencairn reported gold production of 34,341 ounces during 2006, approximately 16% short of projections. The lower than planned production in 2006 was largely the result of lower grade and suspension of operations for 43 days in the first quarter due to illegal labour disruptions.

Production from the Limon Mine for 2006 and for each of the four previous years is as follows:

	2006	2005	2004	2003	2002
Tonnes milled	295,562	311,350	341,234	284,116	314,567
Grade (g/t)	4.4	4.7	5.1	5.7	6.2
Production (ounces)	34,341	39,091	46,135	45,851	55,388
Recovery (%)	83.3	83.8	84.6	88.1	86.8

Environmental Considerations

The Limon Mine has been operated in compliance with all applicable requirements. Under its 1994 purchase agreement, TMSA does not have any obligations for environmental damages caused by the operations conducted prior to 1994, but must mitigate any such damages.

Tailings from the mill are deposited in an impoundment area constructed in 1998 after the old tailings impoundment area reached capacity. Since 1998, the dam has been raised three times, once in March 2000 by five metres, in June 2002 by three metres and a final lift of three metres completed in late April 2005. At this final elevation, the impoundment will have the capacity required until the end of 2007. Additional tailings impoundment capacity will be needed for planned production beyond 2007.

The pond is designed so that no solution is discharged into the environment; instead, the decanted water from the tailings pond is re-circulated to the mill. During part of the year, the impoundment area has a positive water balance and an evaporation system reduces excess tailings pond water volume.

With the assistance of an outside engineering firm, the Company has determined that, with the construction of additional spillways to ensure proper drainage of excess water from the tailings dam during the rainy season, the existing tailings facility will be sufficient for two years. The spillway construction cost of $500,000 is included in the 2007 capital budget. Studies will be initiated in the second quarter of 2007 on a new tailings facility for future use.

Since its construction in 1998, there have been two significant incidents related to the dam. In 1998, as a result of a 1.6 metre rainfall during Hurricane Mitch, the dam overtopped and a deep breach formed on one abutment. The breach was repaired and the Company began a program of beaching tailings away from the dam in order to provide more stability and adequate settling time to allow for clearer reclaim water.

In October 2000, six months after the second lift was completed, another period of heavy rain resulted in a major slump on the downstream side of the dam. No breach occurred as a result of the failure; however, there was a planned discharge in order to lower the effluent level in the pond. The cyanide level was monitored during the discharge and hypochlorite was added as required to insure safe discharge. An emergency berm was constructed and the situation stabilized. Since that time, there has been no reported movement of the dam, including during a 7.6 magnitude earthquake epicentred approximately 250 kilometres from the dam. After the 2000 failure, Golder Associates Inc. (“Golder”) was retained to review the incidents and the dam design. In a report dated August 10, 2001, Golder concluded that the dam failed as a result of slippage along the plane of a basal clay colluvium and that the emergency stabilization measures taken were appropriate.

In 2002, a third lift of the dam was completed. In a report dated July 25, 2003, Golder concluded that there was no direct evidence of serious stability problems with the Limon Mine tailings dam and made certain recommendations in respect of the monitoring of future performance of the dam and remedying deficiencies in the construction of overflow pipes.

There are no closure requirements (including financial assurance) for the mine, shop, mill, and offices area, as these are considered by the government to be of historic and tourist interest. Closure requirements for the tailings dam are currently being evaluated. The final lift design includes stabilization of the slopes and the Company has filed a reforestation program with the government.

Prior to construction of the new impoundment area, an environmental impact study was completed and approved in June 1998 by the Ministry of Environment, with the following conditions:

•	preparation of a closure plan of the old North tailings area;
•	monitoring wells must be installed above and below the facility to monitor groundwater quality;
•	discharges of process water must be monitored and meet the criteria of Decreto 33-95, which provides water quality guidelines for discharge of industrial waste water;
•	monitor the condition and performance of the facility; and
•	personnel responsible for the tailings disposal facility must be trained to safely operate the facility.

TSMA is in compliance with all of the foregoing requirements.

Economic Analysis

In 2007, the Company expects gold sales from Limon to be approximately 42,600 ounces at cash operating costs of $408 per ounce and total cash costs of $443 per ounce. At a realized gold price in excess of $600 per ounce, the Limon Mine is expected to produce a positive cash flow from operating activities in 2006. Gold spot prices have been considerably higher than $500 per ounce since the beginning of 2006.

Capital expenditures of $4.1 million are budgeted for 2007, primarily for underground development at Santa Pancha, equipment and the spillway work on the tailings facility.

Mine Life

The mine life based on planned production rates and the mineral reserves as at December 31, 2006 is just under four years with an average annual production of approximately 43,000 ounces of gold. The Company believes that there is good potential to expand the mineral reserves and the mine life through the exploration of existing targets both within the Limon gold district and at its Mestiza Project at the India gold district.

Exploration and Development

Exploration activities were restarted in the second half of 2006 following a mid-year financing and the resolution of certain labour concerns. Exploration had been suspended since November 2005 due to labour disruptions and a shortage of funds that resulted in the lay-off of all exploration and drilling personnel.

Development of the Santa Pancha underground mineral reserves that were identified in 2004 was a key requirement to future mill feed at Limon. The government operating permit for the Santa Pancha was granted in January 2005 and the ramp portal was collared the same month.

The Company spent $1.0 million in 2006 and $1.2 million in 2005 on ramp development to a vertical depth of 90 metres. Following resumptions of normal operations at Limon after the disruptions in the first quarter, development of the ramp to access the Santa Pancha Zone was completed and commercial production at Santa Pancha was achieved in the March 2007.

In January 2007, the Company initiated a $2.2 million exploration program at its Nicaraguan gold properties. The program will focus on the Limon Mine and the Mestiza Project as well as the Libertad Mine. The program at Limon will build on a consultant’s recent evaluation of the structural setting of the Victoria area west of current Talavera workings. The study confirmed that gold mineralization continues through this structurally complex area and is open to the west. It also provides some key geological guides for targeting follow-up exploration holes. As previously reported, drilling in the Victoria area in 2004 intersected 16.5 grams gold per tonne (g/t) over 36 metres of core length in Hole 3235 and 7.7 g/t gold over 15.8 metres in Hole 3211. Surrounding drill holes show these to be localized zones in an area of structural complexity.

In the first quarter of 2007, Glencairn will begin to drill the projection of the prospective Talavera Mine trend to the west of the Victoria area. This year’s exploration budget also includes evaluation of other targets in the Limon district, as well as underground drilling at Talavera for local extensions of known mineralization in the producing mine area. Drilling at Talavera is expected to start in February.

Mestiza Project, La India and Other Concessions, Nicaragua

Property Description and Location

Location, Title & Permits

The Company’s holdings in the India district consists of three mineral concessions located approximately 40 kilometres east of the Limon concession, the 6,500 hectare La India concession held 100% by TMSA, the 200 hectare Espinito-Mendoza concession held 100% by Minera Glencairn S.A. and the 350 hectare Espinito-San Pablo concession is held 40% by TMSA. The other six mineral concessions are located between the Limon and La India districts and to the north of the Limon concession; they have a total area of 15,920 hectares.

The Mestiza Project lies within the India gold district and is defined as the exploration of the various gold –bearing quartz veins located within the Espinito-Mendoza concession and on the immediately surrounding portion of the La India concession. The Mestiza Project will be the focus of exploration activities in 2007.

Royalties

Battle Mountain Gold Exploration Corp. holds a 3% net smelter return royalty on the mineral production from future production revenue generated from La India and certain of the other concessions. The Mestiza property is also subject to 1.5% net smelter return royalty on gold production.

Any future revenue from the Mestiza Project, La India and the other concessions is also subject to a 3% production tax payable to the Government of Nicaragua.

Access, Climate, Local Resources, Infrastructure and Physiography

The Mestiza Project and India district is approximately 140 kilometres northwest of Managua and 45 kilometres in a direct line east of the Limon mill. The village of La Cruz de La India, located at the south end of the India concession, is on a paved highway that traverses the southern limits of the district. The road distance to the Limon mill is approximately 70 kilometres. Travel within the La India property is by unimproved dirt roads. The district is in the Nicaraguan highlands lying just east of the Nicaraguan depression, and is a hilly area of moderate to steep relief with elevations ranging from 350 metres to 800 metres above sea level. Vegetation consists of grass, brush and sparse tree cover.

The local population is estimated at 7,000 inhabitants with 3,000 of these living in La Cruz de La India. A power line follows the highway and supplies electricity to the village and homes located along the way. Water for La Cruz de La India is supplied from a well, located one kilometre northeast of the village. Given the local surface topography and the annual rainy season, a water-holding pond could be constructed to support a modest sized mining operation.

The other seven mineral concessions have road access that varies from good to poor using a combination of paved roads, moderate to good gravel roads and dirt tracks suitable for four-wheel drive vehicles. Access is adequate for exploration work during most of the year with some restrictions during the rainy season.

History

The La India gold vein was discovered in the 1930s. Modern gold production started in 1938 and lasted 17 years until 1955 recovering approximately 576,000 ounces of gold from 1.7 million tons at an average grade of 0.39 ounces of gold per ton of gold primarily from La India and America-Constancia veins that were mined to a depth of 200 metres. The property was nationalized in 1979 and the Nicaraguan Government through Corporacion Nicaraguense de Minas (INMINE), with the assistance of Soviet technical advisors, explored the district from 1983 to 1991.

TMSA acquired its original interest in the La India district in 1994 through a government initiated privatization. The Company entered several successive exploration-development option/ joint venture agreements for all or portions of the district with other parties, including TVX Gold Inc. who spent $1.5 million from 1996 to 1997 and Newmont Overseas Exploration Limited (Newmont) who from 2000 to 2002 spent approximately $2.0 million combined on La India district and the Company’s other concessions that were part of the arrangement. TVX retains a 60% interest in the 350 hectare Espinito-San Pablo concession and in certain surface rights acquired in the La India area.

There has been no prior production in the area of the Mestiza Project. The principal exploration conducted in this area consists of trenching and drilling from 1983 to 1991 by the INMINE with the assistance of Soviet technical advisors.

The only records of commercial production within the six other concessions are the mining at Mina de Agua and Rincon de Garcia located in the Villanueva 2 concession. Ore from these mines was trucked 22 kilometres south for processing in the Limon mill intermittently between 1972 and 1988. There was also small scale production in the 1920s at the La Grecia mine located in the San Juan de Limay-La Grecia concession.

Exploration for gold has been conducted over various parts of the present concessions since the 1960s by companies and government agencies. The most recent efforts include regional and property scale exploration by Newmont and the Company.

Geological Setting

The India district, including the Mestiza Project area, is characterized by eroded stratovolcano vent areas consisting of volcanic rocks of calc-alkaline affinity vary in composition from andesite to rhyolite. Andesitic flows and tuff breccias are predominant and can be divided into a lower, regionally propylitized andesite package and an upper, unaltered andesite package. The whole suite is considered to be part of the Lower Coyol Group of Miocene-Pliocene age.

There are no detailed geological maps for the other concessions; the level of geological information is limited to the published government regional maps at 1:50,000 scale. The six concessions included in this section are all underlain by the tertiary volcanic suites of the Matagalpa and Lower Coyol groups. The older Matagalpa Group is dominated by intermediate to acid pyroclastic rocks. The Lower Coyol Group is characterized by basic lavas near its base overlain by dacite, rhyodacite and rhyolite flows, tuffs and ignimbrites. Small acid and basic subvolcanic intrusives of approximately the same age as the volcanics occur throughout the area.

The Villanueva, Bonete-Limon and San Antonio concessions lie within or along the western limit of the Nicaragua graben. The Tertiary volcanic suites are in places overlain by Recent and Quaternary volcanic and sedimentary units that fill the graben.

Exploration

The main event related to Company activities in the India district for 2006 was the acquisition of the Espinito-Mendoza concession that now forms part of the Mestiza Project. The Company did not complete any exploration work in the district during 2006 nor in 2005. In 2004, the Company completed a 1900 m drill program at Soledad de la Cruz and on projected extensions of the La India vein; no significant gold mineralization was encountered in either area.

Gold-Ore Resources held an option covering an area referred to as the Tatascame Project until they terminated the project in mid-2005. Gold-Ore spent $252,000 on surface and underground sampling, trenching and a ten-hole, diamond drill program on the Cristalitos vein. The best two holes, T-09 and T-10 returned 9.4 g/t gold over 5.3 m of core-length and 5.8 g/t gold over 2.0 m, respectively; two holes failed to reach their target and the remaining six holes intersected low grades over narrow intervals.

There were no exploration activities by the Company on its other mineral holdings during 2006. A comprehensive technical review of the other mineral concessions in 2005 led to a significant reduction in the size of the areas being held. There was no significant field work in 2005, nor in the prior year 2004. The most recent year of active field work was in 2003, when property scale mapping, prospecting and sampling was completed on at least five of its other mineral concessions.

The only significant costs incurred by the Company in 2006 for La India and the other concessions were the land holding taxes of $66,000 paid to the Nicaraguan government. Holding costs were significantly reduced over 2005 due to a major reduction of the number of hectares being held. In comparison costs for 2005, 2004 and 2003 were $124,000, $118,000 and $50,000 respectively. Exploration costs in 2004 for the drilling program were $222,000 and there were no exploration activities in 2003.

Mineralization

The La India district encompasses a large number of narrow gold-silver bearing, epithermal quartz vein systems including the veins located within the Mestiza Project area. The principal mineralized structures form a group of northwest striking and steeply dipping veins within an area approximately 5.0 kilometres long and 2.5 kilometres wide. A set of secondary veins is present that have a predominantly east-west strike. The principal veins vary in width from less than 1 metre to 3 metres with occasional short intervals of wider vein development. The gold mineralization is generally distributed as ore shoots within the more continuous host structures. High-grade (>10 g/t) gold values occur in the veins and visible gold has been reported. Gold values in the associated silicified breccias are highly variable. Gold values in the wall rock are generally less than 1.0 g/t. Wall rock alteration to the veins includes discontinuous quartz stockworks (up to 50m wide), minor pyrite and more extensive propylitic alteration. Silver values in all cases are too low to be economically important.

A second style of alteration and mineralization is recognized in the district. Broader areas (e.g. several square kilometres) of mixed silicification and argillic alteration with local development of quartz stockworks, fine-grained disseminated pyrite and variable development of hematite-coated fractures occur along the margin of some of the rhyodacite domes. These mineralized domes are distributed marginal to the central vein district.

Historical gold production and small miner activity at Mina de Agua, Rincon de Garcia, Cerro Quemado and La Grecia involved narrow gold-quartz epithermal vein systems of the same style described for Limon and La India. Similar quartz veins and associated quartz stockwork wallrock alteration have also been identified on all of the other mineral concessions that make up the Company’s holdings in northwestern Nicaragua. Intermediate volcanic rocks play host to the mineralization at all locations. The degree of wall rock alteration is variable but includes silicification, argillic and propylitic alteration with associated pyrite or iron oxides. Visible gold is reported for the Cerro Quemado area and high silver values are reported for La Grecia.

Mineral Reserves and Mineral Resources

The Tatiana Vein is the main exploration target of interest for the Mestiza Project. The historical drill information for the Tatiana Vein was used to estimate an inferred mineral resource for the Mestiza Project. The historical mineral resources available for other veins in the La India gold district are also provided below. The indicated historical resource is the same as reported in previous years. The inferred historical resource is lower than reported in previous years due to the exclusion of the Tatiana Vein that is reported separately.

Mestiza Project (Tatiana Vein) Mineral Resources (1)(3)

Category	Cut-Off Grade (g/t)	Tonnes	Gold Grade (g/t)	Contained Gold Ounces
Inferred	4.5	689,700	10.3	228,000

La India Historical Mineral Resources (2)(3)

Category	Cut-Off Grade (g/t)	Tonnes	Gold Grade (g/t)	Contained Gold Ounces
Indicated	4.5	775,400	8.2	205,300

Inferred	4.5	775,400	9.3	231,800
(1)

The mineral resources for the Tatiana Vein set out in the above table were prepared by M. Gareau P. Geo., Vice President of Exploration for the Company and the responsible Qualified Person, in compliance with the National Instrument 43-105. The mineral resource is classified in accordance with the CIM Council Standards adopted on August 20, 2000 in compliance with National Instrument 43-101.

(2)

The historical mineral resources for the La India concession set out in the above table were in part estimated by TVX Gold Inc. in 1997 for selected veins; mineral resources for the remaining veins are derived from a joint 1990 Russian-Nicaraguan study. Only the mineral resources from the Russian-Nicaraguan study that correspond to the equivalent CIM classifications of indicated mineral resources and inferred mineral resources are included in mineral resources reported above; there were no corresponding measured mineral resources in the Russian-Nicaraguan study. The mineralized material at La India is not treated as a current mineral resource estimate by the Company and is considered to be a historic estimate. The Company has not done the work necessary to verify the classification of the resources. While the Company believes that the historic estimate is relevant, it should not be relied upon.

(3)	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Exploration

In the India district, the Company will be focussing its 2007 exploration on its Mestiza Project. The project is approximately 70 kilometres by road east of the Company's Limon Mine. The 2.4 kilometre long, gold-bearing Tatiana Vein is the principal target as it hosts an inferred mineral resource of 689,700 tonnes grading 10.3 grams per tonne gold containing 228,000 ounces of gold. The mineral resource is open in both directions and at depth. Drilling is expected to commence in March 2007. The first objective is to confirm the inferred mineral resource stated in the section above and to convert it to an indicated mineral resource that can be used for an economic evaluation. The Mestiza Project has potential to provide high grade feed to the Limon mill at a target rate of an additional 20,000-35,000 ounces of gold to Limon's annual output. Early drilling success could lead the Company to initiate a fast-track feasibility study later in 2007.

Cerro Quema Project, Panama

Property Description, Location and Ownership

The project area is located on the Azuero Peninsula in Los Santos Province of southwestern Panama, about 45 kilometers southwest of the provincial city of Chitré and about 190 kilometers southwest of Panama City. The UTM coordinates for the La Pava deposit are 549,486 to 550,303 east, and 834,554 to 834,891 north. All concessions and land required for operation of the Cerro Quema project are in good standing. There are three exploitation concessions with a surface area of 14,893 hectares. Not all of the concessions have been surveyed.

The possessory rights of 13 properties have been purchased by the project totaling approximately 806 hectares. All possessory rights were purchased by Thomas Baxter on behalf of Compania de Exploration Mineral, S.A. (“CEMSA”) as only individuals can own possessory rights. An agreement exists between Baxter and Minera Cerro Quema S.A. (“MCQ”) ceding the possessory rights to MCQ.

On July 19, 1993, the National Directorate of the Agrarian Reform approved Resolution No. DN 082-93 granting CEMSA the use of land for mining purposes for the duration of the concessions. The resolution covers 645.574 hectares of land. This resolution needs to be updated as MCQ is now the concession holder and additional possessory rights have been purchased by MCQ. The property is subject to 2% gross production royalty payable to the Government of Panama.

The Cerro Quema Project is governed by the following agreements: On June 22, 1994, a royalty agreement between MCQ, then an affiliate of Cyprus Exploration and Development Corporation (Cyprus), and CEMSA was signed whereby CEMSA’s participating interest is converted into a 3.5% net smelter return (NSR) royalty on the Cerro Quema project. On March 4, 1996, a royalty agreement between MCQ and CEMSA was signed whereby CEMSA’s 3.5% NSR royalty is reduced to a 2% NSR as part of Campbell Resources Inc.’s (“Campbell”) purchase of the shares of MCQ.

On August 27, 2001, through a stock purchase agreement between Carena Equities Corp. (“Carena”) and Meston Resources Inc. (“Meston”), a wholly-owned subsidiary of Campbell, Meston purchased 100% of the outstanding shares of MCQ. The purchase price is the replacement of $345,000 in bonding in place for the three concessions and a 9% net profits interest to Campbell.

On December 31, 2001, as a result of an agreement between MCQ, Meston and Carena, a 9% net profit royalty is granted to Meston. In January, 2002, an agreement between RNC Gold Inc. (“RNC”) and Carena was signed whereby RNC agreed to complete a bankable feasibility study on the Cerro Quema Project and to place the project into production. RNC earned a 10% interest in the project by completing the bankable feasibility study and had the right to increase its interest to 50% by putting the project into production by February 2007. On April 5 2004, RNC increased its indirect ownership interest in the Cerro Quema Project to 60%. RNC had the right to acquire the additional 40% on commencement of production by February 2007 which did not occur.

Yamana, through its acquisition of RNC in early 2006, acquired RNC’s interest in MCQ. On July 6 2006, Glencairn acquired the 60% interest in MCQ and the Cerro Quema Project from Yamana.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the site from Chitré, the nearest town with regular air service, is by paved highway for 75 kilometers, via the northern villages to the small village of Río Quema, then by all-weather road for 5 kilometers to the project site. The portion of the access road between Río Quema and the southern concession boundary is a public road. The terrain in the region is rugged, with a maximum relief of about 850 meters. Approximately 80% of the area has steep slopes of 55%. Much of the surrounding area has been deforested and converted to pasture lands. Thick stands of forest persist along some of the drainages and in the steeper valleys. Less than five percent of the project area consists of rock exposures.

Panama has two distinct seasons: a warm, dry season that lasts from December to mid-May, and a wet, humid season from mid-May through November. The Cerro Quema monthly average maximum and minimum air temperatures were determined to be 28.5 degrees Celsius and 20.4 degrees Celsius. The maximum annual precipitation was approximately 3,160 mm, and the minimum was approximately 1,454 mm (recorded at the Santiago station, 80 miles away). A meteorological station is currently in place at the project site.

One of the biggest challenges to developing a heap leach operation on the Cerro Quema property will be handling runoff from rainfall.

Power load requirements are estimated to be approximately 1,500 kW. Process water will be supplied by rainwater run-off collected in the surge pond. A minimum 60 cubic meters per hour of flow will be required for process water. Water requirements still need to be defined and the possibility of drilling one or more water wells for makeup water, in the event that rain and river water prove to be insufficient, will be investigated. The 5-kilometer road from the paved public road will be up-graded. On-site roadways are to be built to construction standards.

History

Cerro Quema was identified as a potential economic mineral deposit during the United Nations supported national surveys in the late 1960s. In 1988, CEMSA identified the prospect of a mineable gold ore deposit. From 1990 to 1994, Cyprus S.A. conducted advanced exploration drilling of the La Pava, Quema, and Quemita areas. Amax Gold Inc. (Amax) took an option on the project in 1994, with the intent of determining feasibility. Amax elected not to exercise the option 1995. Campbell subsequently earned a 100% interest in the project, completed an infill drilling program to further define the resources, and completed a project feasibility study. Campbell sold its 100% interest in the project to Carena in August 2001. RNC entered into an agreement with Carena in January 2002, wherein RNC agreed to complete a bankable feasibility study on the Cerro Quema Project and to place the project into production for a 50% participation in the project. The reader is referred to the Cerro Quema 2004 Technical Report filed by RNC Gold Inc. for further details. The report is available on www.sedar.com.

Geological Setting

The deposits at Cerro Quema are hosted in an east-west trending belt of hornblende-rich porphyritic pyroclastic flows and lavas of dacite and andesite composition of late Cretaceous (75-70 million years) through Tertiary Age. These rocks are intercalated with marine and terrestrial sedimentary rocks intruded by a number of small quartz diorite plutons. Three major northwest-trending faults cross the region. The host rock forms a belt of about 10 kilometers long and 1.5 kilometers wide. The rocks dip to the south at 40-60 degrees.

Mineralization and alteration

Three mineralized areas have been located on the property. They are called La Pava, Quemita and Quema. The three areas are cut by sets of north, northwest, and northeast trending faults, generally with indeterminate attitudes.

Geological mapping has identified the following alteration types are on the property: silica-pyrite; clay-pyrite; and propylitic alteration. These are believed to reflect the surface oxidation of quartz-rich epithermal vein-breccia systems. Gold and minor base metals associations are as follows: The silica-pyrite alteration is characterized on surface by a highly fractured, vuggy, locally brecciated rock. With few exceptions, ore grade mineralization (>0.5 g/t Au) is restricted to this alteration type within the leached cap. Anomalous gold occurs in deep pyrite-bearing breccias at La Pava (0.2 to 0.7 g/t Au range). The silica-pyrite alteration forms the core of the deposits and is flanked on all sides by a clay envelope. At the La Pava and Quemita deposits, clay locally overlies the silicified core forming an unmineralized veneer over mineralized rock from 5 to 20 meters thick. Late, steeply-dipping chalcopyrite veinlets with white vuggy silica halos occur in areas of high-grade supergene copper mineralization (0.5 to 5.0%) immediately beneath the oxidation interface associated with gold mineralization in the 0.5 to 2.5 g/t range. The clay-pyrite alteration contains illite, kaolinite, and hematite. Clay-pyrite alteration is less permeable than the silicic alteration, and is consequently less weathered and rarely contains gold mineralization. Propylitic alteration forms the outer margins of the deposits and is characteristically a green rock which contains chlorite, calcite, siderite, halloysite, limonite, hematite, and illite.

Exploration and Drilling

No exploration or drilling has been conducted since 2003.

Sampling Method, Sample Preparation, and Analyses

A consulting geologist, who continues to work on the Project, has reported that half of the split core and a split of the RC cuttings were sent to the Bondar Clegg (BC) laboratory in Santiago, Panama, for sample preparation. The samples were dried in an oven, crushed in a jaw crusher, pulverized to minus 200 mesh size, and a 500-gram split was sent to the BC laboratory in Vancouver for assaying. Blanks and duplicate samples were included in each batch of samples sent to the laboratory at a rate of about 1 check sample in every 20 to 30 exploration samples. Inter-laboratory checks were conducted by sending sample splits to Monitor Geochemical Laboratory in Elko, Nevada.

Quality Control and Data Verification

In November and December 2004, a total of 19 man days were spent at Cerro Quema by Geologists Denis Francoeur and Mark Malfair to reestablish the geological framework of the deposit. This was done by reconstructing cross sections and longitudinal sections of the La Pava, Quemita and Quema deposits using the data base provided by Consultant David Bikerman. The data contains sufficient information to interpret the location of the oxide-sulfide interface from section to section. The geological limits of the deposit were confined to the composite gold assays in excess of 0.3 g/t within the oxide zone.

The La Pava deposit was visited in the field with a consulting geologist who has been involved with the project since its inception. Drill hole reverse circulation chips from a representative number of selected drill holes were then examined to confirm the interpretation. Attempts were made to review samples from diamond drill core. However, core from several of the holes was used for metallurgical testing and is unavailable. Furthermore, the high sulfide content of the un-oxidized ore has started to oxidize destroying the nails holding the wooden core boxes together. Handling of a few of the remaining core boxes resulted in the crumbling of the boxes and mixing of samples.

The interpreted deposit outlines were then compared with the previous work of Cyprus for which interpreted 1:500 cross sections are available as hard copies at the mine site. The next step consisted in the conversion of the geological sections to 3D dxf files for creation of the wire frame.

Based on this review and reexamination, one can attest to the excellent quality of the previous work. Few adjustments had to be made and any divergence from the previous work would likely be more the result of the subjective interpretation of the authors. Scrutiny of the few reports available also demonstrated that Amax and Cyprus did a lot of duplication of their analytical results, hence the need to duplicate samples is not warranted. For the sake of preservation of the precious documentation present at the Cerro Quema site office, it is recommended to replace the crumbling core boxes with new core boxes, preferably plastic ones. Humidity has also affected some the hard copies of the Cerro Quema sections and plans. These and the drill logs should all be scanned before humidity causes irreversible damage.

Mineral Reserve and Mineral Resource Estimates

Mineral Reserves and Mineral Resources as at Dec. 31, 20041,2

Gold price	Cut-off grade (g/t)	Tonnes	Gold Grade (g/t)	Contained Gold Ounces

Proven and Probable Mineral Reserves

Proven- La Pava	$400/oz	0.43*	3,871,224	1.19	148.363
La Quemita	$400/oz	0.53*	2,031,634	1.09	71,279
Cerro Quema (100%)			5,902,858	1.16	219,642

Probable La Pava	$400/oz	0.43*	2,881,762	1.06	98,029
La Quemita	$400/oz	0.53*	1,174,000	1.00	54,826
Cerro Quema (100%)			4,595,762	1.03	152,855

Total Proven & Probable			10,498,600	1.10	372,497

Measured and Indicated Mineral Resources (includes Mineral Reserves)

Measured -La Pava		4,507,140	1.12	161,589
-La Quemita		4,104,342	0.89	116,863
Cerro Quema (100%) - Measured	0.3	8,611,482	1.01	278,452

Indicated -La Pava		3,563,340	0.97	110,679
-La Quemita		2,966,028	0.65	62,311
Cerro Quema (100%) - Indicated	0.3	6,529,368	0.82	172,990

Total Measured and Indicated		15,140,900	0.93	451,400

Inferred Mineral Resources

Inferred-La Pava		195,360	0.77	4,837
-La Quemita		2,573,400	0.48	39,309
Cerro Quema (100%)	0.3	2,768,760	0.50	44,146

Notes:

1. The mineral resources and mineral resource estimates for Cerro Quema set out in the above tables were prepared under the supervision of Denis Francoeur, P.Geo. the qualified person for RNC, a prior owner of the 60% interest in Cerro Quema, Mr. Francoeur is the Qualified Person within the meaning of National Instrument 43-101 responsible for the reported Cerro Quema mineral reserves and resources.

2. The mineral reserve estimate is based on fully diluted reserves using internal cutoff grades of 0.43 g/t gold for La Pava and 0.53 g/t gold for Quemita and an assumed specific gravity of 2.0. Mining dilution was estimated by adding a 1.5-meter shell around the mineral reserves at a grade of 0.30 g/t Au. The 1.5 metres of external dilution amount to a 5.5% tonnage dilution. Reserves were calculated at a gold price of $400 using 80% gold recoveries.

Mineable reserves for the Cerro Quema deposits are based upon the total resources in a computerized 3-D block model. Mineable pit shapes optimize the extraction of the mineral inventory given the economic and technical parameters determined for the feasibility study.

Proven and probable mineable reserves at Cerro Quema total 10.48 million tonnes at an average grade of 1.10 grams per tonne, containing 372,487 ounces of gold, mineable at a strip ratio of 0.95 to 1 (0.88 to 1 at La Pava and 1.07 to 1 at Quemita).

Production and equipment requirements are based on a mining and processing schedule of 1.5 million tonnes per year through the mine life. Three methods of estimation were compared to select the methodology used to interpolate grades into the block model; nearest neighbor; inverse power; and ordinary kriging.

The inverse-distance-squared model was ultimately determined to be the most acceptable model available for resource and reserve estimation.

In addition to the measured and indicated resources, there is also an estimated inferred resource (blocks within the mineralized zones, 25 to 50 meters from the nearest composite) on the property.

Mineral Processing and Metallurgical Testing

The Cerro Quema deposit is amendable to cyanide leaching for gold recovery. Rolling bottle leach tests for gold demonstrated gold recoveries ranging from 85% to 95% in 72 hours. Column leach tests on minus 50 mm material returned over 95% recovery for gold in an average of 26 days of leaching. The results show minimal reductions in ultimate gold recoveries with increasing particle size, but average leach time did increase with increasing particle size. The metallurgical test work demonstrated excellent leaching characteristics and high gold recoveries in all column tests conducted. The results showed minimal reductions in ultimate gold recoveries with increasing particle size, but average leach time did increase with increasing particle size. Based on the metallurgical test work completed on the Cerro Quema samples, the following design parameters were determined:

•	Gold recovery of 80 percent in 37 days of leaching at 85 percent minus 50 mm;
•	Cyanide consumption of 0.25 kilograms per tonne of ore; and
•	Agglomeration with cement of 5 kilograms per tonne of ore. This will vary from 3 to 6 kilograms depending on the ore type from the pit. No additional pH modifications will be required.

Exploration and Development

In the Feasibility Study prepared in 2002, mining of the La Pava and Quemita deposits was to be by open-pit methods utilizing mid-size earth moving equipment. Feasible pit shapes complete with haul-road design have been designed based on: the disposition of grade values in the resource model; economic parameters such as gold price and mining and operating costs; and technical parameters such as pit slopes and gold recovery. Silver values are not taken into consideration in the mine model. For purposes of this study, it was assumed that the owner of the mine will perform all mining activities.

The mining activities at Cerro Quema will require the appropriate separation of ore and waste. Due to the tight structural controls inherent to the mineralization at La Pava, relatively small equipment has been selected to move the ore in order to maximize grade control. Caterpillar 988 front-end loaders with 5.5 cubic-meter buckets are used for ore and waste loading. A Caterpillar 345B excavator with a 3.4 cubic-meter bucket can be used to mine narrow-width splits if necessary. Production and equipment requirements are based on a mining and processing schedule of 1.5 million tonnes per year through the four-year mine life.

Glencairn does not have any planned exploration or development work for 2007.

Economic Analysis and Environmental Considerations

Following its acquisition of Cerro Quema in July 2006, Glencairn internally reviewed the earlier feasibility work completed in November 2002 to reflect current costs of goods and services. Glencairn concluded that the Cerro Quema Project has significant potential. In consultation with the 40% owner of the Project, Glencairn is examining various options to realize the value of the project. Further work on the economics of the project will be required before any decision is made with respect the development of Cerro Quema. Glencairn will make a decision on the Cerro Quema Project once the Libertad Mill Plan is advanced.

Lynn Lake Area, Canada

The Company previously owned 100% of the Keystone Property in northern Manitoba which ceased operations in November 1999 and was placed on care and maintenance in the spring of 2000.

Environmental

Mining ceased at the Farley Lake open pit mine in November 1999 and reclamation activities started, once milling operations were terminated in late April 2000. The initial activities were the treatment of effluent water remaining in the holding ponds, and the shut-down and clean-up of the Lynn Mill placing it on a care and maintenance basis. The Company engages the services of environmental engineering consulting firms to provide technical advice on, engineering designs for, and site inspections of, the ongoing reclamation and closure activities in the Lynn Lake area.

In 2005, approximately $400,000 was spent in the area, largely on water treatment. During 2006, estimated expenditures of $300,000 are planned to complete work at the Farley Lake mine site with a further $400,000 to be spent on water treatment. Activities at the Farley Lake Mine are a continuation of work from 2001 and included disposal of used tires from mine equipment, removal of remaining scrap metal, final grading of the waste dumps and partial placement of overburden covers on both dumps. Field tests proved that the required compaction of the overburden layer for the South Waste Dump is readily achievable. Final engineering designs for all remaining earth works were also completed and application was made to government agencies for approval on the Farley Lake outlet control weir. Upon completion of the pending earth works all disturbed areas will be seeded to encourage the establishment of a natural vegetative cover. The pits have filled with ground water. Waste rock materials mined in the course of operations fell into two categories: either potentially acid generating or neutral. The neutral waste rock was placed in the north waste rock dump and it is not expected to generate acid rock drainage (“ARD”). The potentially acid generating waste rock was placed in the south waste rock dump; an engineered overburden cover is being constructed to seal this material from oxidation. Monitoring of discharge water since the commencement of this dump has given neutral pH results to date. A study on the assimilative capacity of the receiving waters with respect to the water outflow from the south waste dump will be initiated once the final overburden cover has been placed and seeded. The study is expected to provide additional information to evaluate the current closure plan and other options, if required, for an environmentally appropriate and cost-effective management of the south waste dump.

Reclamation activities have been completed at the BT open pit mine that closed in 1996. The deposit typically had relatively low sulphide content and, consequently, the waste dumps located adjacent to the mine are not expected to generate ARD. The majority of the rock dump faces were re-graded to a 2:1 slope angle, and a portion of the available topsoil materials on the site were placed to enhance re-vegetation on the site. The pit has refilled with water and is essentially at the level of the original ground surface. A perimeter rock berm is in place around the crest of the pit to prevent inadvertent access. The access road is being transferred to the Town of Lynn Lake. Reclamation work at BT was essentially completed in 2004 and 2005.

Tailings disposal from the Keystone Property processing operation involved the pumping of tailings either into the open stopes of the Farley mine located below the mill facilities, or into the flooded open pit mine located adjacent to the old Farley underground mine. In either case, the tailings were disposed of sub-aqueously, and do not present any long term ARD hazard. The water balance in the abandoned mine was maintained by pumping water from the “A” shaft located adjacent to the mill. The water typically contained low levels of cyanide as a complex with nickel or iron. These complexes were precipitated in the mill using lime, with the precipitate deposited underground with the tailings. Excess water is treated and discharged as necessary. All discharge water quality criteria were consistently met up to November 2001. In late 2001, nickel values in discharge waters exceeded the limits established for the environmental license; the Company immediately notified Manitoba Conservation. As instructed by Manitoba Conservation, the Company put in place temporary measures to cease discharging water from this site.

Preliminary field investigations by the Company indicate that the source of the nickel impacting water quality discharge is coming from waste dumps left from historical base metal mining operations at Lynn Lake. During early 2002 the metal content of the holding ponds returned to the previous low metal levels, and with the approval of Manitoba Conservation the Company was able to resume water discharge until mid 2004. Water levels in the holding ponds were lowered to provide extra capacity for seasonal rainfall and future spring run-off. With heavy rains in the fall of 2004, water levels again rose; and with the flow through of contaminated waters from the neighbouring tailings management area discussed below, water treatment was undertaken in 2005 and will continue as described below.

Tailings deposited to the east of Lynn Lake facilities by Sherritt Gordon and other materials around the Lynn Mill from prior base metal operations remain in place, not yet reclaimed. Glencairn believes that the proximity of base metal tailings and waste dumps to the Lynn Mill and surrounding property impacted the Lynn Mill environmental license and in 2001 started to affect the water quality on the Keystone property.

While the Company has never had mine operations in the immediate area of its Lynn Mill, has not engaged in any base metal mining or milling operations at Lynn Lake and does not believe that it has any liability with respect to base metal mining or activities carried out prior to 1986; it did have ongoing water treatment obligations under its operating license. In January 2007, the Company and the Province of Manitoba reached agreement as to the final work to be carried out in the Lynn Lake area under which the Company will complete certain work for which it is responsible and will pay an aggregate of CDN$2,000,000 in four annual payments commencing when the formal agreement is signed. Representatives of the Manitoba government have indicated final approval could take up to one year. Fifty percent of the water treatment costs until signing of the formal agreement will be deducted from the first payment under the agreement. While the agreement with the Province of Manitoba is being finalized, site monitoring is ongoing and will be maintained to ensure the effective implementation of closure measures. In addition, ongoing site maintenance work will be carried out on other properties where operations have been suspended.

The Keystone Property employed a salaried staff of two full-time employees during 2006, sufficient to maintain environmental monitoring, and site security as well as a number of casual employees. Personnel are engaged in the site reclamation and rehabilitation programs, ongoing environmental monitoring and site security. Contractors and/or seasonal personnel will be engaged as required for future work programs.

In early 2005, the Company sold the mill at Lynn Lake to Claude Resources Inc. for $100,000 and Claude’s commitment to remove the mill equipment and dismantle the mill and smaller surrounding buildings and remove all material down to grade level. Removal of the buildings was largely carried out during the summer of 2005 and completed by October 31, 2005. This work by Claude resulted in significant savings for remediation work that Black Hawk would have been required to carry out.

The Company also sold its interests in base metal mineral leases and claims in the area. The base metal properties were sold to International Nickel Corp. in March 2005. The Company received 1,000,000 common shares of International Nickel and retains a 2% net smelter return royalty on the properties sold to International Nickel.

The Company sold the gold properties in the area to a private company, now Carlisle Goldfields Ltd. (“Carlisle”), effective December 31, 2005. Carlisle became public in late 2006 and was listed on the TSX in January 2007. The Company received 8,000,000 common shares of Carlisle, 2,000,000 are free trading and 6,000,000 of which are escrowed and will be released in accordance with the regulations of the TSX. The Company retains a 2% royalty on the properties sold to Carlisle.

ITEM 6

DIVIDENDS

Glencairn has not paid any dividends since incorporation. Glencairn has no fixed dividend policy. Payment of dividends in the future will depend upon, among other factors, the earnings, capital requirements and financial conditions of Glencairn. Glencairn does not anticipate that any dividends will be paid in the foreseeable future.

ITEM 7

DESCRIPTION OF CAPITAL STRUCTURE

The Company has 241,111,698 Common Shares outstanding as of March 30, 2007. The Corporation is authorized to issue an unlimited number of Common Shares. Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Corporation, to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Corporation’s board of directors at its discretion from funds legally available therefore and upon the liquidation, dissolution or winding up of the Corporation are entitled to receive on a pro rata basis the net assets of the Corporation after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

The Company has 33,857,220 Common Share Purchase Warrants outstanding as of March 28, 2007. Each Common Share Purchase Warrant entitles the holder to purchase one common share at a price of Cdn$1.25 until November 26, 2008. These warrants commenced trading on the TSX on March 3, 2004 under the trading symbol “GGG.WT”. The Common Share Purchase Warrants are issued in registered form under and be governed by the terms of a warrant indenture, a copy of which has been filed by the Company on SEDAR. The Warrant Indenture contains the usual provisions designed to protect the holders of warrants against dilution upon the happening of certain events. The Warrant Indenture provides that further supplemental indentures may be entered into pursuant to which addition common share purchase warrants may be issued.

As of March 28, 2007, the Company also has outstanding 1,501,000 Agents’ compensation warrants issued in November 2005 which entitle the holders to purchase one Common Share at a price of Cdn$0.38 until December 22, 2007.

As of March 28, 2007, the Company also has outstanding 15,000,000 common share purchase warrants issued in July 2006 which entitle the holder to purchase one common share at a price of Cdn$0.80 until July 6, 2008 and 1,800,000 Agents’ compensation warrants issued in July 2006 which entitle the holders to purchase one unit comprised of a Common Share and one half a common share purchase warrant at a price of Cdn$0.60 until July 6, 2008.

ITEM 8

MARKET FOR SECURITIES

The Common Shares are listed and posted for trading on the TSX under the symbol “GGG” and commencing on February 23, 2005 on the AMEX under the symbol “GLE”. The Common Share Purchase Warrants were listed and posted for trading on the TSX under the symbol “GGG.WT” and commenced trading on March 3, 2004.

The following table sets forth the Canadian Dollar price ranges and volume of Common Shares during the periods indicated on the TSX.

Common Shares – Toronto Stock Exchange

Period	High	Low	Volume
December 2006	0.60	0.52	7,741,688
November 2006	0.68	0.49	14,604,244
October 2006	0.65	0.56	12,607,630
September 2006	0.77	0.59	13,775,075
August 2006	0.71	0.61	10,426,889
July 2006	0.78	0.61	9,067,912
June 2006	0.76	0.59	13,243,016
May 2006	0.95	0.64	21,067,787
April 2006	0.77	0.58	16,137,063
March 2006	0.63	0.47	10,413,816
February 2006	0.66	0.47	9,960,396
January 2006	0.64	0.43	13,764,884

Common Share Purchase Warrants – Toronto Stock Exchange

Period	High	Low	Volume
December 2006	0.200	0.170	1,444,404
November 2006	0.275	0.180	1,488,279
October 2006	0.275	0.200	1,057,889
September 2006	0.325	0.220	1,107,051
August 2006	0.340	0.255	1,044,606
July 2006	0.350	0.265	767,490
June 2006	0.350	0.230	1,972,800
May 2006	0.470	0.255	4,883,076
April 2006	0.270	0.180	5,512,760
March 2006	0.210	0.130	1,866,250
February 2006	0.250	0.160	926,375
January 2006	0.240	0.100	2,166,846

The following table sets forth the Canadian Dollar price ranges and volume of Common Shares during the periods indicated on the AMEX.

Common Shares –American Stock Exchange

Period	High	Low	Volume
December 2006	0.50	0.45	562,700
November 2006	0.60	0.43	2,974,700
October 2006	0.56	0.50	1,055,900
September 2006	0.71	0.53	1,528,300
August 2006	0.63	0.56	1,665,300
July 2006	0.71	0.54	1,394,300
June 2006	0.69	0.52	2,361,000
May 2006	0.89	0.57	4,607,500
April 2006	0.69	0.51	2,361,500
March 2006	0.53	0.42	1,389,700
February 2006	0.59	0.40	2,225,100
January 2006	0.57	0.37	2,380,000

ITEM 9

DIRECTORS AND OFFICERS

The following table sets forth the name, province/state and country of residence, position held with the Company, principal occupation and number of shares beneficially owned by each person who is a director and/or an executive officer of the Company. Directors are elected annually for a one year term. The statement as to the Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers hereinafter named is in each instance based upon information furnished by the person concerned and is as at March 30, 2007.

Name and Province/State and Country of Residence	Position with the Company	Principal Occupation and Directorships	Number of Common Shares Beneficially Owned, Directly or Indirectly or Over Which Control or Direction is Exercised

Peter W. Tagliamonte Ontario, Canada	President and Chief Executive Officer since June 1, 2006	President and Chief Executive Officer of Glencairn; Mining Engineer	166,600(5)

Kerry J. Knoll Ontario, Canada	Chairman since June 1, 2006; previously President and Chief Executive Officer. Director from April 22, 1987.	Chairman of Glencairn. Director of Blue Pearl Mining Ltd. and Seymour Exploration Corp.	2,510,090(6)

Name and Province/State and Country of Residence	Position with the Company	Principal Occupation and Directorships	Number of Common Shares Beneficially Owned, Directly or Indirectly or Over Which Control or Direction is Exercised
Ian J. McDonald(2) Ontario, Canada	Chairman until June 1, 2006; Director since June 18, 1992.	Executive Chairman of Blue Pearl Mining Ltd.; Director of Alpha One Corporation and Intrepid Minerals Corporation	1,297,574(7)

Ronald P. Gagel (1) (3) Ontario, Canada	Director since May 10, 2005	Senior Vice President and Chief Financial Officer of FNX Mining Company Inc.; Vice President and Chief Financial Officer of International Nickel Ventures Corporation; Director of HudBay Minerals Inc.	50,000 (8)

J. John Kalmet(3)(4) British Columbia, Canada	Director since March 21, 2002.	Mining Engineer. Director of North American Tungsten and Blue Pearl Mining Ltd.	232,000(9)

Patrick J. Mars(1)(3) Ontario, Canada	Director since September 26, 2002.

Business consultant since June 2001. Director of Yamana Gold Inc., First Point Minerals Corporation, Carpathian Gold Inc., Endeavour Mining Capital Corporation, Manicouagan Minerals Inc. and Sage Gold Inc.

			70,000(10)

Donald K. Charter(1)(2) Ontario, Canada	Director since October 17, 2003.	Corporate Director and President of 3Cs Corporation, a private company; Director of IAMGold Corporation, Lundin Mining Corporation, Great Plains Exploration Inc. and Dundee REIT.	-(11)

Bruce Humphrey	Director since March 23, 2007	Mining Engineer; Director of Yamana Gold Inc.	(12)

Denis C. Arsenault	Chief Financial Officer since December 4, 2006	Chief Financial Officer of Glencairn; Director of Blue Pearl Mining Ltd., Rockcliff Resources Inc. and The Endurance Fund	12,000(13)

Graham Speirs	Chief Operating Officer since October 1, 2006	Chief Operating Officer of Glencairn	-(14)

Gaston Araya	Vice President Operations	Vice President Operations of Glencairn	-(15)

Michael B. Gareau Ontario, Canada	Vice President, Exploration	Vice President, Exploration of Glencairn; Director of Carlisle Goldfields Ltd.	-(16)

Lorna D. MacGillivray Ontario, Canada	Corporate Secretary and General Counsel	Corporate Secretary and General Counsel of Glencairn and Corporate Secretary of Blue Pearl Mining Ltd.	153,600(17)

M. Olav Svela Ontario, Canada	Vice President, Investor Relations	Vice President, Investor Relations of Glencairn	50,000(18)

(1)	Audit Committee
(2)	Corporate Governance Committee
(3)	Compensation Committee
(4)	Safety and Environment Committee
(5)	Also holds options to acquire 2,495,000 Common Shares at $0.68 per share and warrants to acquire 83,300 Common Shares at $0.80.
(6)	Also holds options to acquire 1,825,000 Common Shares at prices ranging from $0.30 to $0.95 per share and warrants to acquire 116,389 Common Shares at prices ranging from $0.80 to $1.25.
(7)	Also holds options to acquire 1,350,000 Common Shares at prices ranging from $0.30 to $0.95 per share and warrants to acquire 104,445 Common Shares at prices ranging from $0.80 to $01.25.
(8)	Also holds options to acquire 675,000 Common Shares at prices ranging from $0.41 to $0.68 per share.
(9)	Also holds options to acquire 835,000 Common Shares at prices ranging from $0.44 to $0.95 per share and warrants to acquire 25,000 Common Shares at $1.25 per share.
(10)	Also holds options to acquire 900,000 Common Shares at prices ranging from $0.50 to $0.95 and warrants to acquire 15,000 Common Shares at $0.80.
(11)	Holds options to acquire 710,000 Common Shares at prices ranging from $0.29 to $0.95 per share.
(12)	Holds options to acquire 150,000 Common Shares at $0.61.
(13)	Also holds options to acquire 800,000 Common Shares at prices ranging from $0.55 to $0.61 per share.
(14)	Also holds options to acquire 1,330,000 Common Shares exercisable at prices ranging from $0.61 to $0.68 per share.
(15)	Also holds options to acquire 725000 Common Shares exercisable at prices ranging from $0.45 to $0.63 per share.
(16)	Also holds options to acquire 715,000 Common Shares at prices ranging from $0.55 to $.95 per share.
(17)

Also holds options to acquire 700,000 Common Shares exercisable at prices ranging from $0.55 to $0.95 per share and warrants to acquire 45,800 Common Shares exercisable at prices ranging from $0.80 to $1.25.

(18)	Holds options to acquire 390,000 Common Shares at prices ranging from $0.50 to $0.68 warrants to acquire 25,000 Common Shares at $0.80.
(19)	All exercise prices set out above are in Canadian dollars.

Each of the foregoing individuals has held his present principal occupation or other office or position with the same firm set opposite his name for the past five years, except for: Mr. Tagliamonte who was Chief Operating Officer of Desert Sun Mining Corp. from March 2004 to March 2006 and was Mine Manager with Eldorado Gold Corp. from February 1997 to March 2004; Mr. Knoll who held various positions with the Company including President and Chief Executive Officer from 2002 to June 2006, Co-Chairman and President of the Company until May 22, 2002; Mr. McDonald who, from 2001 to 2006 was Chairman of Glencairn; Mr. Gagel who, prior to June 2005 was a consultant and from 1988 to 2004 was with Aur Resources Inc., initially as Director of Corporate Finance and from 1999 to 2004 as Vice-President and Chief Financial Officer; Mr. Charter who, prior to December 2005 was an Executive Vice President of Dundee Corporation and Dundee Wealth Management Inc. and Chairman, President and Chief Executive Officer of Dundee Securities Corporation and Dundee Private Investors; Mr. Arsenault who, prior to December 2006, was Vice President Finance and Chief Financial Officer of Orbus Pharma Inc.; Mr. Speirs who was Corporate Manager of Development and Engineering, Compania Minera Milpo, S.A. from June 2002 to September 2006 and General Manger, AMEC from May 200 to May 2002; Mr. Araya who was General Manager of the Limon Mine until April 2005, Partner and Manager Coinser Ltda., a construction engineering and surveying Company operating in Northern Chile from August 2002 to April 2004,and General Manager for Kinross Gold’s Guanaco and Refugio Mine’s from June 1998 to July 2002; Mr. Gareau who, from June 1998 to October 2003, was Vice President, Exploration of Black Hawk; Ms. MacGillivray who, prior to December 2003, was Vice President, Secretary and General Counsel of Campbell Resources Inc.; and Mr. Svela who, from 1995 to 2006, was Vice President and Account Manager, CHF Investor Relations.

As at March 30, 2007, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 4,541,864 common shares, representing approximately 1.9% of the total number of Glencairn common shares outstanding.

Corporate Cease Trade Orders or Bankruptcies

No director, officer, promoter or other member of management of the Company is, or within the ten years prior to the date hereof has been, a director, officer, promoter or other member of management of any other issuer that, while that person was acting in the capacity of a director, officer, promoter or other member of management of that issuer, was the subject of a cease trade order or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days or was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than Mr. Patrick Mars who was President and Chief Executive Officer of a mining company when it made a voluntary arrangement with creditors in 1998.

Conflicts of Interest

To the best of the Company’s knowledge, and other than as disclosed herein, there are no known existing or potential conflicts of interest among the Company, its promoters, directors, officers or other members of management of the Company, or persons, as a result of their outside business interests except that certain of the directors, officers, promoters and other members of management serve as directors, officers, promoters and members of management of other public companies and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of the Company and their duties as a director, officer, promoter or member of management of such other companies. The Company has adopted and implemented a Code of Business Conduct and Ethics, posted on its website, which states that situations, where a conflict of interest exists, appear to exist or could arise, are to be avoided. The Code sets out the procedure to be followed should a conflict of interest arise involving any employee, officer or director.

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosure by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the Canada Business Corporations Act and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

Audit Committee Information and Charter

The Charter of the Audit Committee of the Board of Directors, originally approved on April 19, 2004, confirmed on March 11, 2005, and confirmed with minor amendments on March 22, 2006 and March 23, 2007, is attached as Exhibit 1.

The members of the Audit Committee are Patrick J. Mars (Chairman), Ronald P. Gagel and Donald K. Charter, all of whom are independent under Multilateral Instrument 52-110-Audit Committee. Messrs. Mars and Charter have served as Chief Executive Officers of public companies and as such have supervised persons who prepared financial statements. In addition, Mr. Mars has experience in the mining finance business, both as an analyst and financial advisor, and has served as a Governor of the Toronto Stock Exchange from 1984-87 and a director of the Investment Dealers Association from 1992-1994. Mr. Charter is a lawyer and to December, 2005, was an Executive Vice President of Dundee Corporation and Dundee Wealth Management Inc. and Chairman, President and Chief Executive Officer of Dundee Securities Corporation and Dundee Private Investors. Mr. Gagel is a Chartered Accountant and is currently Vice President and Chief Financial Officer of FNX Mining Company Inc. This experience has provided the members of the Audit Committee with an understanding of accounting principles and the ability to assess the general application of such principles in the preparation of the Company’s financial statements. Through meetings with external auditors and senior management, the Audit Committee discusses, among other things, the effectiveness of the internal control procedures established for the Company.

External Auditor Service Fees

Fees payable to the Registrant’s independent auditor, PricewaterhouseCoopers LLP, for the years ended December 31, 2006, and December 31, 2005, totaled Cdn$553,314 and Cdn$301,725, respectively, as detailed in the following table:

	Year ended December 31, 2006	Year ended December 31, 2005
(All in Canadian dollars)
Audit Fees	455,511	258,725
Audit Related Fees	-	43,000
Tax Fees	4,154	-
All Other Fees	93,649	-
TOTAL	Cdn$553,314	301,725

Audit fees were for professional services rendered for the audits of the Company’s consolidated financial statements, review of interim financial statements included in the Company’s quarterly reports and services that generally only the independent auditor can reasonably provide, such as comfort letters, statutory audits, consents, and assistance and review of documents filed with the Securities and Exchange Commission and Canadian securities regulatory authorities.

Audit-related fees were for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under the "audit fees" category above. These services included work in respect of a short form prospectus financing completed by the Company.

Tax fees were for tax compliance, tax advice and tax planning. These services included the preparation and review of corporate and expatriate tax returns, assistance with tax audits and transfer pricing matters, advisory services relating to federal, state, provincial and international tax compliance for customs and duties, advisory services regarding common forms of domestic and international taxation (i.e., tax credits, income tax, VAT, GST and excise taxes) and advisory services regarding restructurings, mergers and acquisitions.

Fees disclosed in the table above under the item "all other fees" were for services other than the audit fees, audit-related fees and tax fees described above and included French translation of the consolidated financial statements and services provided by PwC Antigua related to the Company’s off shore bank.

Pre-Approval Policies and Procedures

The Audit Committee is responsible for overseeing the work of the independent auditors and has considered whether the provision of services other than audit services is compatible with maintaining the auditors' independence. The Audit Committee has adopted a policy regarding its pre-approval of all audit and permissible non-audit services provided by the independent auditors. The policy gives detailed guidance to the Registrant's management as to the specific types of services that have been pre-approved. The policy requires audit committee specific approval of all other permitted types of services that have not been pre-approved. The Registrant's senior management periodically provides the Audit Committee with a summary of services provided by the independent auditors in accordance with the pre-approval policy. The Audit Committee has delegated to its Chairman, the authority to evaluate and approve engagements in the event that the need arises for pre-approval between Audit Committee meetings up to an aggregate of Cdn$25,000. If the Chairman approves any such engagements, he reports his approval decisions to the full Audit Committee at its next meeting.

ITEM 10

LEGAL PROCEEDINGS

Legal Proceedings

The Company is or may be a party to certain material legal proceedings and is subject to the risks of all these material legal proceedings, which, if decided adversely may have a material effect on its financial or business position or prospects.

Blue Hill Mine Litigation

In November 2004, a complaint was filed by the State of Maine against Black Hawk, a subsidiary of the Company, Kerramerican, Inc., a subsidiary of Noranda Inc., and Denison Energy Inc. in respect of remediation of a former base metal mining operation near Blue Hill, Maine in which Black Hawk held a 40% interest. The mine closed in 1977 and was rehabilitated in accordance with the approved mine closure plan by Kerramerican, Inc. which was the operator and holder of a 60% interest in the operation. The complaint alleges that the mine site is a hazardous waste treatment, storage or disposal facility and that each of the named parties has or is contributing to past or present handling, storage, treatment or disposal of hazardous wastes. The State of Maine has indicated that its objective is the additional remediation of the mine site. The entire cost of remediation was estimated at $10 million at December 31, 2003.

In February 2005, Kerramerican, Inc. joined the Company and Denison Mines Inc. in its pleadings. It is not possible to predict the likelihood of recovery by the Attorney General from the Company; however, under applicable federal and state law, any potentially responsible party is jointly and severally liable for 100% of all required remediation. It is then up to the potentially responsible parties to negotiate or obtain and adjudication of their respective allocable share of such responsibility. Glencairn believes that it is not a proper party to the action and that Black Hawk is not responsible for the additional remediation because Black Hawk was fully indemnified in the joint venture agreement by Kerramerican, Inc.

On November 25, 2004 Black Hawk commenced proceedings in Ontario for, among other things, a declaration that Kerramerican, Keradamex, Inc., a subsidiary of Noranda, and Noranda are bound to indemnify and save harmless Black Hawk in accordance with the terms of the joint venture agreement. In January 2005, Kerramerican, Keradamex, and Noranda issued a counterclaim against Black Hawk, the Company, Denison Mines Inc., and Denison Energy claiming damages in the amount of $15,000,000, contribution and indemnity and a declaration that the defendants by counterclaim are liable under Maine common law and U.S. statutory law for the contamination of the Blue Hill property. The counterclaim is being defended on the grounds that the Company is not a proper party and that Black Hawk has no liability given the indemnity. The outcome of the litigation cannot be determined at this time. On March 6, 2007, the United States District Court granted a motion for summary judgment against our subsidiary in which it concluded that it has liability at the mine site and, unless otherwise excused, is responsible for damages at the site. The remaining issue for the second phase of the case will be the amount of damages assessed to each party, and the extent to which the contractual indemnity applies to our subsidiary.

Claim against CCCCH

In 2004, a group, the Canadian Committee to Combat Crimes Against Humanity (“CCCCH”) circulated erroneous statements on the internet that attempt to link Glencairn to an ongoing political scandal in Costa Rica. There are no grounds for the statements made by this group. In 2005, Glencairn initiated legal action in Ontario against the group, for damages for defamation and diminution in the share value in the amount of Cdn$17 million as a consequence of statements made in a press release published over the Internet. CCCCH has been noted in default in respect of its failure to file an acceptable Statement of Defence. The Company expects to obtain a judgment at trial which has been ordered to proceed. The action is also proceeding against the individuals involved.

ITEM 11

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

During 2005, the Company provided management and administrative services and office space to Blue Pearl Mining Ltd. (“Blue Pearl”). This arrangement, formalized by a Management Services Agreement dated on May 10, 2005 was terminated at the end of February, 2007. Pursuant to this agreement, Blue Pearl paid the Company Cdn$25,000 per month until August 2006 when the monthly fee was increased to Cdn$34,000 to reflect the increased services required by Blue Pearl.  The Agreement provides that the Corporation may pay a direct salary to some Glencairn employees of the Corporation from time to time. During 2006, Blue Pearl paid $287,000 (2005-$227,000) to the Corporation for such services, including rent.  During 2003 and 2004, the Company also provided management and administrative services and office space to Blue Pearl. Messrs. Knoll, McDonald, and Arsenault and Ms. MacGillivray are directors and/or officers of the Company and Blue Pearl.

ITEM 12

TRANSFER AGENTS AND REGISTRARS

Equity Transfer and Trust Company is the Company’s transfer agent and registrar for both its Common Shares and Common Share Purchase Warrants. The registers of transfers are maintained at the offices of Equity Transfer located at Suite 400, 200 University Avenue, Toronto, Ontario M5H 4H1.

ITEM 13

MATERIAL CONTRACTS

The Company entered into a Warrant Indenture dated November 26, 2003 and two Supplemental Warrant Indentures dated March 3, 2004 and December 9, 2004 pursuant to which it has issued an aggregate of 30,862,500 common share purchase warrants. These warrants entitle the holder to purchase one common share at a price of Cdn$1.25 until November 26, 2008.

On July 6, 2006, the Company entered into a Warrant Indenture pursuant to which it has issued an aggregate of 15,000,000 common shares purchase at Cdn$0.80 until July 6, 2008.

Both of these warrant indentures contain usual provisions designed to protect the holders of warrants against dilution upon the happening of certain events. The warrant indentures provide that further supplemental indentures may be entered into pursuant to which additional Common Share Purchase Warrants may be issued.

On July 6, 2006, the Corporation entered into an Equity Participation Agreement and a Nomination Rights Agreement with Yamana which provide that so long as Yamana holds at least 10% of the outstanding Common Shares of the Company, Yamana has the right to participate in future Glencairn equity financings to maintain up to its pro rata interest in the Company and has an annual right to propose one nominee for election to the Board of Directors of the Company.

ITEM 14

INTEREST OF EXPERTS

PricewaterhouseCoopers LLP, Chartered Accountants, are the Company’s auditors and such firm has prepared an opinion with respect to the Corporation’s financial statements as at and for the fiscal year ended December 31, 2006. PricewaterhouseCoopers LLP, Chartered Accountants have reported that they are independent of the Company in accordance with the rules of professional conduct of the Institute of Chartered Accountants of Ontario.

Mr. Graham Speirs, P. Eng. and Mr. Michael Gareau, P. Geo., the qualified persons who supervised the preparation of the mineral reserve and resource estimates of the Limon Mine and Bellavista Mine, and in the case of Mr. Gareau, the Mestiza Project, are the Chief Operating Officer and the Vice President, Exploration, respectively and are employees of the Company. Messrs Speirs’ and Mr. Gareau’s ownership of securities of the Company is disclosed under Item 9 “Directors and Officers of this Annual Information Form.

None of Scott Wilson RPA Inc., Mr. Peter Lacroix, P. Eng. or any director or officer employee or partner thereof, as applicable, has received a direct or indirect interest in the property of the Company or of any associate or affiliate of the Company. As of the date hereof, the directors, officers, employees and partners, as applicable, of each of the aforementioned company beneficially own, directly or indirectly in the aggregate less than one per cent of the securities of the Company. No director, officer, employee or partner, as applicable, of the aforementioned company is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or any associate or affiliate of the Company.

Mr. Denis Francoeur, P. Geo. has not received a direct or indirect interest in the property of the Company or of any associate or affiliate of the Company. As of the date hereof, Mr. Francoeur, does not beneficially own, directly or indirectly any of the securities of the Company. He is not currently and is not expected to be elected, appointed or employed as a director, officer or employee of the Company or any associate or affiliate of the Company.

The following individuals are the qualified persons as defined by NI 43-101 in connection with the Mineral Reserve and Mineral Resource Estimates contained in this annual information form:

1.	Graham Speirs, P. Eng. and Michael Gareau, P.Geo. are the qualified persons responsible for the Mineral Resource and Mineral Reserve estimates for the Limon Mine.

2.	Graham Speirs, P. Eng. and Michael Gareau, P.Geo are the qualified persons responsible for the Mineral Resource and Mineral Reserve estimates for the Bellavista Mine.

3.	Michael Gareau, P.Geo. is the qualified person responsible for the Mineral Resource estimates for the Mestiza Project.

4.	Peter A. Lacroix, P.Eng. is the qualified person responsible for the Mineral Resource and Mineral Reserve estimates for the Libertad Mine.

The following is the technical report prepared in accordance with NI 43-101 from which certain technical information relating to the Company’s principal mineral projects contained in this annual information have been derived:

1.

Libertad Mine – Peter A. Lacroix, P.Eng of Scott Wilson RPA prepared a NI 43-101 report for the Company entitled “Technical Report on La Libertad Project, Nicaragua Prepared for Glencairn Gold Corporation” dated October 31, 2006.

Each of such reports is available on SEDAR at www.sedar.com and a summary of such reports is contained in this annual information form under “Description of Business – Mineral Projects.”

ITEM 15

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on SEDAR at www.sedar.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans will be contained in the management information circular of the Company to be prepared in connection with the Company’s annual meeting of shareholders scheduled to be held on May 17, 2007 which will be available on SEDAR at www.sedar.com. Additional financial information is provided in the Company’s audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2006.

EXHIBIT 1

GLENCAIRN GOLD CORPORATION

CHARTER OF THE AUDIT COMMITTEE

OF THE BOARD OF DIRECTORS

I. PURPOSE

The Audit Committee is a committee of the Board of Directors of Glencairn Gold Corporation (the “Company”). The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its financial reporting and controls responsibilities to the shareholders of the Company and the investment community. The external auditors will report directly to the Audit Committee. The Audit Committee’s primary duties and responsibilities are:

•

overseeing the integrity of the Company’s financial statements and reviewing the financial reports and other financial information provided by the Company to any governmental body or the public and other relevant documents;

•

recommending the appointment and reviewing and appraising the audit work of the Company’s independent auditor, overseeing the independent auditor’s qualifications and independence and providing an open avenue of communication among the independent auditor, financial and senior management and the Board of Directors;

•

serving as an independent and objective party to oversee and monitor the Company’s financial reporting process and internal controls, the Company’s processes to manage business and financial risk, and its compliance with legal, ethical and regulatory requirements;

•	encouraging continuous improvement of, and fostering adherence to, the Company’s policies, procedures and practices at all levels.

II. COMPOSITION AND MEETINGS

The Audit Committee shall be comprised of at least three directors. Each Committee member shall be “independent” as such term is defined in Schedule A.

In addition, no director shall be qualified to be a member of the Audit Committee if such director (i) is an “affiliated person”, as defined in Schedule A, or (ii) receives (or his/her immediate family member or the entity for which such director is a director, member, partner or principal and which provides consulting, legal, investment banking, financial or other similar services to the Company), directly or indirectly, any consulting, advisory, or other compensation from the Company other than compensation for serving in his or her capacity as member of the Board and as a member of Board committees.

All members shall be, to the satisfaction of the Board of Directors, “financially literate” as defined in Schedule A.

The members of the Committee shall be appointed by the Board at the annual organizational meeting of the Board, held immediately following the annual meeting of shareholders and, shall serve until the next annual organizational meeting of the Board or until their successors shall be duly appointed and qualified. Unless a Chair is elected by the full Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership.

The Committee shall meet at least four times annually, or more frequently as circumstances require. The Committee shall meet within 45 days following the end of each of the first three financial quarters to review and discuss the unaudited financial results for the preceding quarter and the related Management Discussion & Analysis and shall meet within 90 days following the end of the fiscal year end to review and discuss the audited financial results for the year and related Management Discussion & Analysis prior to their publishing.

The Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. For purposes of performing their audit related duties, members of the Committee shall have full access to all corporate information and shall be permitted to discuss such information and any other matters relating to the financial position of the Company with senior employees, officers and independent auditors of the Company.

As part of its job to foster open communication, the Committee should meet at least annually with management and the independent auditor in separate executive sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately. In addition, the Committee or at least its Chair should meet with the independent auditor and management quarterly to review the Company’s financial statements.

Quorum for the transaction of business at any meeting of the Audit Committee shall be a majority of the number of members of the Committee or such greater number as the Audit Committee shall by resolution determine.

Meetings of the Audit Committee shall be held from time to time and at such place as the Audit Committee or the Chairman of the Committee shall determine upon 48 hours notice to each of members. The notice period may be waived by a quorum of the Committee. Each of the Chairman of the Committee, a member of the Committee, Chairman of the Board, independent auditors, Chief Executive Officer, Chief Financial Officer or Secretary shall be entitled to request that the Chairman of the Audit Committee call a meeting which shall be held within 48 hours of receipt of such request.

III. RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties the Audit Committee shall:

1.	Create an agenda for the ensuing year.

2.	Review and update this Charter at least annually, as conditions dictate.

3.	Describe briefly in the Company’s annual report and more fully in the Company’s Management Information Circular the Committee’s composition and responsibilities and how they were discharged.

4.	Report periodically to the Board of Directors.

Documents/Reports Review

5.

Review with management and the independent auditors, the organization’s interim and annual financial statements, management discussion and analysis and any reports or other financial information to be submitted to any governmental body, or the public, including any certification, report, opinion, or review rendered by the independent auditor for the purpose of recommending their approval to the Board of Directors prior to their filing, issue or publication.

6.

Review policies and procedures with respect to directors’ and officers’ expense accounts and management perquisites and benefits, including their use of corporate assets and expenditures related to executive travel and entertainment, and review the results of the procedures performed in these areas by the independent auditor, based on terms of reference agreed upon by the independent auditor and the Audit Committee.

7.

Review with financial management and the independent auditor the Company’s financial statements, MD&A’s and earnings releases and any filings which contain financial information, to be filed with regulatory bodies such as securities commissions prior to filing or prior to the release of earnings. The Chair of the Committee may represent the entire Committee for purposes of this review in circumstances where time does not allow the full Committee to be available.

Independent Auditor

8.

Recommend to the Board of Directors the selection of the independent auditor, consider its independence and effectiveness and approve the fees and other compensation to be paid to the independent auditor.

9.

Monitor the relationship between management and the independent auditor including reviewing any management letters or other reports of the independent auditor and discussing any material differences of opinion between management and the independent auditor.

10.	Review and discuss, on an annual basis, with the independent auditor all significant relationships they have with the Company to determine their independence and report to the Board of Directors.

11.

Review and approve requests for any management consulting engagement to be performed by the independent auditor and be advised of any other study undertaken at the request of management that is beyond the scope of the audit engagement letter and related fees.

12.

Review the performance of the independent auditor and approve any proposed discharge and replacement of the independent auditor when circumstances warrant. Consider with management and the independent auditor the rationale for employing accounting/auditing firms other than the principal independent auditor.

13.

Periodically consult with the independent auditor in the absence of management about significant risks or exposures, internal controls and other steps that management has taken to control such risks, and the fullness and accuracy of the organization’s financial statements. Particular emphasis should be given to the adequacy of internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper.

14.

Arrange for the independent auditor to be available to the Audit Committee and the full Board of Directors as needed. Ensure that the auditors report directly to the Audit Committee and are made accountable to the Board and the Audit Committee, as representatives of the shareholders to whom the auditors are ultimately responsible.

15.	Oversee the work of the independent auditors engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services.

16.

Ensure that the independent auditors are prohibited from providing the following non-audit services and determining which other non-audit services the independent auditors are prohibited from providing:

•	bookkeeping or other services related to the accounting records or financial statements of the Company;
•	financial information systems design and implementation;
•	appraisal or valuation services, fairness opinions, or contribution-in-kind reports;
•	actuarial services;
•	internal audit outsourcing services;
•	management functions or human resources;

•	broker or dealer, investment adviser or investment banking services;
•	legal services and expert services unrelated to the audit; and
•	any other services which the Public Accounting Oversight Board determines to be impermissible.
17.

Ensure that it is informed of each non-audit service and pre-approve any permissible non-audit services of the independent auditors, in accordance with applicable legislation. In connection with the pre-approval of permissible non-audit services, adopt specific policies and procedures for the engagement of such services, which detail the particular non-audit services. Such procedures must not include delegation of the committee’s responsibilities to management.

Financial Reporting Processes

18.	In consultation with the independent auditor review the integrity of the organization’s financial and accounting and reporting processes, both internal and external.

19.

Consider the independent auditor’s judgments about the quality and appropriateness, not just the acceptability, of the Company’s accounting principles and financial disclosure practices, as applied in its financial reporting, particularly about the degree of aggressiveness or conservatism of its accounting principles and underlying estimates and whether those principles are common practices.

20.

Consider and approve, if appropriate, major changes to the Company’s accounting principles and practices as suggested by management with the concurrence of the independent auditor and ensure that the accountants' reasoning is described in determining the appropriateness of changes in accounting principles and disclosure.

Process Improvement

21.

At least annually obtain and review a report prepared by the independent auditors describing (i) the auditors’ internal quality-control procedures; and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the auditors, or by any inquiry of investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the auditors, and any steps taken to deal with any such issues.

22.	Review and approve hiring policies for employees or former employees of the past and present independent auditors.
23.

Establish regular and separate systems of reporting to the Audit Committee by each of management and the independent auditor regarding any significant judgments made in management’s preparation of the financial statements and the view of each as to appropriateness of such judgments.

24.

Review the scope and plans of the independent auditor's audit and reviews prior to the audit and reviews being conducted. The Committee may authorize the independent auditor to perform supplemental reviews or audits as the Committee may deem desirable.

25.

Following completion of the annual audit and quarterly reviews, review separately with each of management and the independent auditor any significant changes to planned procedures, any difficulties encountered during the course of the audit and reviews, including any restrictions on the scope of work or access to required information and the cooperation that the independent auditor received during the course of the audit and reviews.

26.	Review any significant disagreements between management and the independent auditor in connection with the preparation of the financial statements.
27.	Where there are significant unsettled issues the Committee shall ensure that there is an agreed course of action for the resolution of such matters.
28.

Review with the independent auditor and management significant findings during the year and the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Committee, have been implemented. This review should be conducted at an appropriate time subsequent to implementation of changes or improvements, as decided by the Committee.

29.

Review activities, organizational structure, and qualifications of the chief financial officer and the staff in the financial area and ensure that matters related to succession planning within the Company are raised for consideration at the full Board of Directors.

Ethical and Legal Compliance

30.

Review and update periodically a Code of Ethical Conduct and ensure that management has established a system to enforce this Code. Ensure that appropriate actions are taken to ensure compliance with the Code of Ethical Conduct and review the results of confirmations and violations of such Code.

31.

Review management’s monitoring of the Company’s systems in place to ensure that the Company’s financial statements, reports and other financial information disseminated to governmental organizations, and the public satisfy legal requirements.

32.

Review, with the organization’s counsel, legal and regulatory compliance matters, including corporate securities trading policies, and matters that could have a significant impact on the organization’s financial statements.

Risk Management

33.

Make inquiries of management and the independent auditors to identify significant business, political, financial and control risks and exposures and assess the steps management has taken to minimize such risk to the Company.

34.

Ensure that the disclosure of the process followed by the Board of Directors and its committees, in the oversight of the Company’s management of principal business risks, is complete and fairly presented.

35.	Review management’s program of risk assessment and steps taken to address significant risks or exposures, including insurance coverage.

General

36.

Conduct or authorize investigations into any matters within the Committee’s scope of responsibilities. The committee shall be empowered to retain independent counsel, accountants and other professionals to assist it in the conduct of any investigation.

37.	Perform any other activities consistent with this Charter, the Company’s By-laws and governing law, as the Committee or the Board of Directors deems necessary or appropriate.

SCHEDULE A

Independence Requirement of Proposed Multilateral Instrument 52-110

A member of the Audit Committee shall be considered “independent”, in accordance with Proposed Multilateral Instrument 52-110 - Audit Committees (“MI 52-110”) if that member has no direct or indirect relationship with the issuer, which could reasonably interfere with the exercise of the member’s independent judgment. The following individuals are considered to have a material relationship with the issuer and, as such, cannot be a member of the Audit Committee:

(a)           an individual who is, or has been, an employee or executive of the issuer, unless the prescribed period has elapsed since the end of the service or employment;

(b)          an individual whose immediate family member is, or has been, an executive officer of the issuer, unless the prescribed period has elapsed since the end of the service or employment;

(c)           an individual who is, or has been, an affiliated entity of, a partner of, or employed by, a current or former internal or external auditor of the issuer, unless the prescribed period has elapsed since the person’s relationship with the internal or external auditor, or the auditing relationship, has ended;

(d)          an individual whose immediate family member is, or has been, an affiliated entity of, a partner of, or employed in a professional capacity by, a current or former internal or external auditor of the issuer, unless the prescribed period has elapsed since the person’s relationship with the internal or external auditor, or the auditing relationship, has ended;

(e)           an individual who is, or has been, or whose immediate family member is or has been, an executive officer of any entity if any of the issuer’s current executive officers serve on the entity’s compensation committee, unless the prescribed period has elapsed since the end of the service or employment;

(f)	an individual who:

(i)           has a relationship with the issuer pursuant to which the individual may accept, directly or indirectly, any consulting, advisory or other compensatory fee from the issuer or any subsidiary entity of the issuer, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chair or vice-chair of the board or any board committee; or

(ii)          receives, or whose immediate family member receives, more than $75,000 per year in direct compensation from the issuer, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chair or vice-chair of the board or any board committee, unless the prescribed period has elapsed since he or she ceased to receive more than $75,000 per year in such compensation; and

(g)	an individual who is an affiliated entity of the issuer or any of it subsidiary entities.

Affiliated Person under SEC Rules

An “affiliated person”, in accordance with the rules of the United States Securities and Exchange Commission adopted pursuant to the Sarbanes Oxley Act, means a person who directly or indirectly controls the Company, or a director, executive officer, partner, member, principal or designee of an entity that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Company.

Financial Literacy Under Proposed Multilateral Instrument 52-110

“Financially literate”, in accordance with MI 52-110, means that the director has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.